    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 6, 1999

                                            REGISTRATION STATEMENT NO. 333-68123
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                       METTLER-TOLEDO INTERNATIONAL INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                               3596                              13-3668641
  (State or other jurisdiction of        (Primary Standard Industrial               (I.R.S. Employer
   incorporation or organization)        Classification Code Number)             Identification Number)

                            ------------------------

                    IM LANGACHER                                       WILLIAM P. DONNELLY
                   P.O. BOX MT-100                              METTLER-TOLEDO INTERNATIONAL INC.
           CH-8606 GREIFENSEE, SWITZERLAND                            1900 POLARIS PARKWAY
                 011-41-1-944-22-11                                    COLUMBUS, OH 43240
                                                                         (614) 438-4511
 (Address, including zip code, and telephone number,    (Name, address, including zip code, and telephone
   including area code, of registrant's principal                            number,
                 executive offices)                        including area code, of agent for service)

                            ------------------------
                                   COPIES TO:

              TIMOTHY E. PETERSON, ESQ.                              JAMES C. SCOVILLE, ESQ.
      FRIED, FRANK, HARRIS, SHRIVER & JACOBSON                        DEBEVOISE & PLIMPTON
                  4 CHISWELL STREET                                     875 THIRD AVENUE
              LONDON, EC1Y 4UP, ENGLAND                             NEW YORK, NEW YORK 10022
                (011-44-171) 972-9600                                    (212) 909-6000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


    If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]


                        CALCULATION OF REGISTRATION FEE


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                                                              PROPOSED MAXIMUM            PROPOSED
    TITLE OF SECURITIES TO BE           AMOUNT TO BE           OFFERING PRICE        MAXIMUM AGGREGATE           AMOUNT OF
           REGISTERED                  REGISTERED(1)            PER SHARE(2)        OFFERING PRICE(1)(2)   REGISTRATION FEE(2)(3)
---------------------------------------------------------------------------------------------------------------------------------
Common Stock $.01 par value......        6,425,050                $22.625               $145,366,757              $40,413
---------------------------------------------------------------------------------------------------------------------------------
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


(1) Includes shares of Common Stock that may be sold pursuant to the Underwriters' over-allotment options.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), using the average of the high and low prices reported on the New York Stock Exchange on November 20, 1998.
(3) The Company previously paid a filing fee of $40,868.
                            ------------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
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

                                EXPLANATORY NOTE

     This registration statement contains two forms of prospectus: one to be used in connection with a United States and Canadian offering of the registrant's common stock (the "U.S. Prospectus") and one to be used in connection with a concurrent international offering of the registrant's common stock (the "International Prospectus"). The International Prospectus will be identical to the U.S. Prospectus except that it will have a different front cover page, underwriting section and back cover page. The U.S. Prospectus is included herein and is followed by the alternate pages to be used in the International Prospectus. The front cover page, underwriting section and back cover page for the International Prospectus included herein have all been labeled "Alternate Page for International Prospectus."

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                          SUBJECT TO COMPLETION


               PRELIMINARY PROSPECTUS DATED JANUARY 6, 1999

PROSPECTUS

                                5,587,000 SHARES


                       METTLER-TOLEDO INTERNATIONAL INC.
                                  COMMON STOCK
                            -----------------------

                                                                    METTLER.LOGO


       The selling shareholders of Mettler-Toledo International Inc. are offering and selling 5,587,000 shares of common stock. None of our directors, executive officers or employees is selling shares in this offering, and neither we nor they will receive any proceeds from the sale of the shares. The underwriters have agreed to pay certain of our expenses in connection with the
offerings estimated at $          .



       The U.S. underwriters are offering 4,469,600 shares in the United States and Canada and the international managers are offering 1,117,400 shares outside the United States and Canada.



       The common stock trades on the New York Stock Exchange under the symbol "MTD." On January 5, 1999, the last sale price of the common stock as reported on the New York Stock Exchange was $27 1/4 per share.



       INVESTING IN THE COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 13 OF THIS PROSPECTUS.


                            -----------------------


                                                                   PER SHARE               TOTAL
                                                                   ---------               -----
Public Offering Price......................................            $                     $
Underwriting Discount......................................            $                     $
Proceeds to Selling Shareholders...........................            $                     $



       The U.S. underwriters may also purchase up to an additional 670,440 shares from the selling shareholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. The international managers may similarly purchase up to an aggregate of an additional 167,610 shares from the selling shareholders.


       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


       The shares of common stock will be ready for delivery in New York, New
York on or about           , 1999.

                            -----------------------

MERRILL LYNCH & CO.

              BT ALEX. BROWN


                             CREDIT SUISSE FIRST BOSTON


                                          GOLDMAN, SACHS & CO.


                                                   J.P. MORGAN & CO.


                            -----------------------

                The date of this prospectus is           , 1999.

[The middle front cover contains pictures and the following captions]

METTLER TOLEDO
No. 1 in weighing instruments and a leader in related measurement technologies


Laboratory

METTLER TOLEDO
A determining factor in every lab


[Photograph of a pH meter]

pH Meters are used to measure acidity of solutions.


[Photograph of pipettes]


Liquid handling devices such as pipettes are the most widely used instruments in the rapidly growing life science market.


[Photograph of a balance in use]
Analytical/Precision Balances are vital to research & development and quality control in almost any industry.


[Photograph of a moisture analyzer in use]


Moisture Analyzers monitor reliability of production in the food and other industries.



[Photograph of a titrator]


Titrators provide accurate measures of concentration in various industries.


[Photograph of a thermal analysis system in use]
Thermal Analysis Systems facilitate consistency of material characteristics in the plastics and other industries.


[Photograph of a Bohdan automator in use]


Products for automated sample preparation increase productivity in the laboratory.



[Photograph of a Myriad synthesizer]


Automated Synthesizers facilitate the synthesis of large numbers of chemical compounds in parallel.


[Photograph of an automatic lab reactor]
Automatic Lab Reactors assist chemical engineers in optimizing new production processes.


Industrial/Retail



Leading solutions for industrial and retail measurement applications

[Photograph of a truck scale in use]
Truck Scale Systems are utilized in highway enforcement and also check incoming goods.

[Photograph of integrated dimensioning and weighing products in use] Integrated Dimensioning and weighing products allow complete and accurate freight tariff calculation for the cargo industry.


[Photograph of an industrial weighing terminal]


Industrial Weighing Terminals are based on open system architecture that enables interaction with customers' enterprise software packages.


[Photograph of a metal detector in use]
Metal Detectors provide important product safety and quality checks in the food and pharmaceutical industries.


[Photograph of a checkweigher]

Checkweighers automatically weigh goods and control the packaging process in the pharmaceutical, food and other industries.


[Photograph of a retail scale system in use]

Retail Scale Systems are networked with scanners, cash registers and backroom equipment and provide perishable goods information to in-store computers.

[Photograph of a prepacking system in use]
Prepacking Systems weigh and label products and can be networked with weighing technology at the counter, check-out and the backoffice.

                               TABLE OF CONTENTS



                                                              PAGE
                                                              ----
Summary.....................................................    5
Risk Factors................................................   13
Use of Proceeds.............................................   19
Dividend Policy.............................................   19
Price Range of Common Stock.................................   19
Capitalization..............................................   20
Selected Historical Financial Information...................   20
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   23
Industry....................................................   39
Business....................................................   42
Management..................................................   59
Certain Relationships and Related Transactions..............   64
Principal and Selling Shareholders..........................   65
Description of Credit Agreement.............................   67
Description of Capital Stock................................   69
Shares Eligible for Future Sale.............................   72
Certain United States Federal Tax Considerations for
  Non-United States Holders.................................   73
Underwriting................................................   76
Legal Matters...............................................   78
Independent Auditors........................................   78
Where You Can Find More Information.........................   79
Incorporation of Certain Documents by Reference.............   79
Index to Consolidated Financial Statements..................  F-1


                           -------------------------


                           FORWARD-LOOKING STATEMENTS


     This prospectus includes forward-looking statements based on our current expectations and projections about future events. These forward-looking statements are subject to a number of risks and uncertainties which could cause our actual results to differ materially from historical results or those anticipated and certain of which are beyond our control. The words "believe," "expect," "anticipate" and similar expressions identify forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. See "Risk
Factors -- Forward-Looking Statements and Associated Risks" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."
                           -------------------------

     Mettler-Toledo(R), Mettler(R), Ingold(R), Garvens(R), Ohaus(R), DeltaRange(R), DigiTol(R), Mentor SC(R), PILAR(R), Safeline(R), Spider(R), TrimWeigh(R) and TRUCKMATE(R) are our registered trademarks and MonoBloc(TM), MultiRange(TM), Signature(TM) and Powerphase(TM) are our trademarks.

     Unless otherwise indicated, industry data contained herein is derived from publicly available industry trade journals, government reports and other publicly available sources. We have not independently verified this data but we believe the data is reliable. Where such sources are not available, industry data is derived from our internal estimates, which we believe to be reasonable, but which cannot be independently verified. As used in this prospectus, "$" refers to U.S. dollars, "SFr" refers to Swiss francs, "L" refers to British pounds sterling and "CDN $" refers to Canadian dollars.
                           -------------------------

     You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                                    SUMMARY

     This summary may not contain all of the information that may be important to you. You should read the entire prospectus, including the financial data and related notes, before making an investment decision. Unless otherwise stated or where the context otherwise requires, references herein to we, our, the Company or Mettler-Toledo refer to Mettler-Toledo International Inc. and its direct and indirect subsidiaries.

                                  THE COMPANY

GENERAL

     Mettler-Toledo is a leading global supplier of precision instruments. We are the world's largest manufacturer and marketer of weighing instruments for use in laboratory, industrial and food retailing applications. We also hold leading positions in various related precision measurement instrument technologies which we sell to the same customer base. For instance, we hold one of the top three global market positions in the following analytical instruments: titrators, thermal analysis systems, pH meters, automatic lab reactors and electrodes. In addition, we are the global market leader in metal detection equipment for use in the production and packaging of goods in industries such as food processing, pharmaceutical, cosmetics, chemicals and other industries.

     Weighing instruments are among the most broadly used measuring devices, and their results are often used as the basis of commercial transactions. Analytical instruments are critical to the research and development and quality control efforts of end-users, while metal detection systems provide important quality and safety checks in production and packaging. Our customers include pharmaceutical, biotechnology, chemicals, cosmetics, food and beverage, metals, electronics, logistics, transportation and food retailing businesses, as well as schools, universities and government standards laboratories.

    We estimate the global market                   [CHART SHOWING
for weighing instruments to be                      SALES BY GEOGRAPHY]
approximately $4.5 billion and the
market for other measurement
instruments to be approximately $1.5
billion, and we participate in these
markets on a worldwide basis. In
1997, our sales were $878.4 million.
In the first nine months of 1998,
our sales were $669.7 million. Of
this total, 45% came from Europe,
44% from North and South America and
11% from Asia and other countries.


MARKET LEADERSHIP


     We believe that we have a leading position in each of our markets, and at least 80% of our product sales are from products that are the global leaders in their segment. We attribute our worldwide market leadership positions to the following competitive strengths:

     - Global Brand and Reputation. The Mettler-Toledo brand name is identified worldwide with accuracy, reliability and innovation. Customers value these characteristics because precision instruments, particularly weighing and analytical instruments, significantly impact customers' product quality, productivity, costs and regulatory compliance. A recent independent survey concluded that "Mettler-Toledo" was one of the three most recognized brand names in the laboratory. In fact, laboratory balances are often generically referred to as "Mettlers."

     - Technological Innovation. We focus on the high value-added segments of our markets by delivering innovation to the marketplace. We have a long and successful track record of innovation and remain at the forefront of technological development.

     - Comprehensive, High Quality Product Range. We manufacture a more comprehensive range of weighing instruments than any of our competitors. Our broad range of high quality products allows us to leverage our global infrastructure.

     - Global Sales and Service. We have the only global sales and service organization among weighing instruments manufacturers, and we believe that this capability is a major competitive advantage. At September 30, 1998, this organization consisted of approximately 3,200 employees organized into locally-based, customer-focused groups that provide prompt service and support to our customers and distributors in virtually all major markets around the world.

     - Largest Installed Base. We believe that we have the largest installed base of weighing instruments in the world. From this installed base, we obtain service contracts that provide a strong, stable source of recurring service revenue. We believe that our installed base of weighing instruments represents a competitive advantage with respect to repeat purchases and purchases of related analytical instruments and metal detection systems, because customers tend to remain with their existing suppliers.

     - Geographical, Product and Customer Diversification. Our revenue base is diversified by geographic region, product range and customer. Our diverse revenue base reduces our exposure to regional or industry-specific economic conditions, and our presence in many different geographic markets, product markets and industries enhances our attractiveness as a supplier to multinational customers.

GROWTH STRATEGIES

     In 1996 our managers and employees, along with AEA Investors Inc., participated in the acquisition of the Mettler-Toledo group of companies from Ciba-Geigy AG. At that time, we implemented a new strategic plan to improve our financial performance and undertook to involve all of our personnel in its implementation. We launched specific, targeted initiatives at all levels of the Company and we worked to ensure that our culture embraced the strategic plan and its underlying initiatives.

     The commitment of our employees has been instrumental in our success, and we believe two factors have ensured this commitment. First, we reorganized how we managed our business. This reorganization, which reflected a basic philosophical change, permitted us to break down our centralized decision-making functions and to spread responsibility and accountability more broadly throughout the organization. Second, employees took active ownership in the Company. Following the completion of our initial public offering, management, employees and Company sponsored pension funds held approximately 18% of our shares on a fully diluted basis. We believe these two factors have continued to enhance what was already a proud corporate culture with a results-oriented mindset.

     The successful implementation of our strategic plan to date has contributed to an improvement in Adjusted Operating Income (gross profit less research and development and selling, general and administrative expenses before amortization and non-recurring costs) from $39.5 million (4.6% of net sales) for 1995 to $81.5 million (9.3% of net sales) for 1997. Adjusted Operating Income increased from $52.6 million (8.3% of net sales) for the nine months ended September 30, 1997 to $68.8 million (10.3% of net sales) for the nine months ended September 30, 1998, an increase of 30.6%.

     Past success does not ensure future success. We constantly review the results of our strategies and the ever-changing demands of the market and evaluate whether the direction of our strategies is appropriate. We believe that our strategies, which are described below, are appropriate and will allow us to grow our business and achieve our performance objectives.

     EXPANDING OUR TECHNOLOGY LEADERSHIP


     As a company, we have always placed great emphasis on research and development. In the last three years, we have invested approximately $150 million in research and development. Our research and development efforts fall into two categories:

     - technology advancements, which increase the value of our products. These may be in the form of enhanced functionality, new applications for our technologies, more accurate or reliable measurement, additional software capability or automation through robotics or other means

     - cost reductions, which reduce the manufacturing cost of our products through better overall design

     We believe a direct relationship exists between our ability to introduce new products and our ability to increase sales and earnings.

     INCREASING OUR MARKET SHARE AND CAPITALIZING ON OPPORTUNITIES IN DEVELOPED MARKETS


     We recognize that to be a successful company, we must not only develop excellent products, but we must market and distribute them effectively--more effectively than our competitors. We utilize what we believe are the most sophisticated marketing and sales techniques in our industry, including:


     - the development and utilization of marketing databases. We develop these databases to better understand the full potential of our market by customer, location, industry, instrument and related application. We then utilize this data to more efficiently direct our field resources and complement our direct and distributor sales forces with targeted mailing and telemarketing campaigns to more fully exploit our market's potential

     - a dual brand strategy for certain market segments to improve our overall market penetration. For example, we sell laboratory balances under the Ohaus brand name as an alternative to the Mettler-Toledo brand name in certain distribution channels for laboratory balances


     - global service capabilities. We believe that service capabilities are a critical success factor in our business. Our service capabilities, which provide support to our customers and distributors in virtually all major markets across the globe and include around-the-clock availability of well-trained technicians, are highly valued by our customers. We believe that no other competitor has global service capabilities


     CAPITALIZING ON OPPORTUNITIES IN EMERGING MARKETS

     While emerging markets were not a source of growth overall in 1998 due to weak economic conditions, we believe that these markets will provide growth opportunities for us in the long term. We base this belief on the following long term trends that we believe are likely to occur:

     - companies in emerging markets that want to export will have to move toward global quality standards and therefore need sophisticated measurement instruments

     - a significant number of mechanical scales now in use in emerging markets will need to be upgraded to electronics over time

     - our multinational customers will continue to build production facilities which use our instruments in emerging market countries

     We believe that to succeed in emerging markets, there are several advantages we must offer to our customer base:

     - to our multinational customers, we must offer the same level of service and problem-solving capabilities that we offer them in developed countries. We accomplish this through extensive training, including factory training, of our employees

     - to our local customers, we must offer lower cost and less complex products than are required by our customers in Japan, Europe and North America. We accomplish this through increased research and development and the manufacturing capabilities at our two Chinese production facilities

     - we must have a direct local presence to ensure that our combination of quality products and excellent service is effectively carried out at a local level so that we achieve the same level of brand awareness in emerging markets that we enjoy in developed markets. We have accomplished this in part by establishing ten new sales and service operations in emerging markets since 1996

     PURSUING SELECTED ACQUISITION OPPORTUNITIES

     We believe that the combination of our market leadership, our strong brand name and our comprehensive sales and distribution network supports an attractive platform for acquisitions. We are interested in acquiring companies that provide us with:


     - COMPLEMENTARY PRODUCTS that will benefit from our brand name and global distribution channels. An example is Bohdan Automation Inc., a leading supplier of laboratory automation and automated synthesis products, which we acquired in 1998 and whose products we have now added to our global distribution network. Because of its small size as a stand-alone company, Bohdan lacked a global presence and did not serve customers on a worldwide basis. We offer it the infrastructure to expand its business globally.


     - INTEGRATED TECHNOLOGY solutions, which we can combine with our own technologies to create an overall better solution for our customers. An example is Safeline Limited, which we acquired in 1997. We combined its metal detection equipment with our checkweighers to create one instrument, featuring integrated data management, a smaller footprint and only one man-machine interface -- a better solution for many of our customers than separate products.

     - CONSOLIDATION OPPORTUNITIES in fragmented markets. An example is our recent acquisition of a number of independent industrial and retail weighing distributors in the United States.

     - GEOGRAPHIC EXPANSION into markets where we do not have a direct presence. For example, earlier this year we established a small presence in India by acquiring a local manufacturer.

     RE-ENGINEERING AND COST SAVINGS

     We have improved our profitability in recent years partly through a series of initiatives aimed at reducing our cost structure. We plan to take similar initiatives in the future with the goal of further improving our operating margins. These initiatives include:

     - moving the production of certain product lines to lower cost locations and consolidating the production of others

     - increasing sales force productivity through telemarketing, increased training and other focused initiatives

     - reducing distribution costs by using existing infrastructure more efficiently and centralizing processes where economies of scale can be obtained

     - reducing product cost through research and development, improved manufacturing processes and reducing the purchased cost of components

     - continually reviewing operations to identify additional opportunities to reduce costs

RECENT ACQUISITIONS

     We are the leading provider of automated lab reactors and reaction calorimeters to the automated drug and chemical compound discovery and development market. We believe that our customers want solutions in this market from a company like Mettler-Toledo, with a reputation for innovation and quality and with a global presence and service network.

     In July 1998, we extended our product offerings to the automated drug and compound discovery market with our acquisition of Bohdan Automation Inc. Bohdan is a leading supplier of laboratory automation and automated synthesis products used in research for life science applications for pharmaceutical and agricultural products and in other applications in the food and chemicals industries.

     On December 7, 1998, we announced that we had acquired two technologically advanced instrument companies, Applied Systems and Myriad Synthesizer Technology. Although these businesses are not currently significant in size, we believe these acquisitions are key elements in our strategic effort to further build a leading position in the field of automated solutions for drug and chemical compound discovery and development. These acquisitions enable us to offer a strong and comprehensive array of solutions, from sample preparation to compound synthesis to process development.


     Applied Systems designs, assembles and markets instruments for in-process molecular analysis, which is primarily used for researching, developing and monitoring chemical processes. Applied Systems' proprietary sensors, together with its innovative Fourier transform infrared technology, enable chemists to analyze chemical reactions as they occur, which is more efficient than pulling samples.

     Myriad Synthesizer Technology designs, assembles and markets instruments that facilitate and automate the synthesis of large numbers of chemical compounds in parallel, which is a key step in the chemical compound discovery process. Its products can be used in all stages of synthesis in drug discovery.


BACKGROUND


     In 1996 our managers and employees, along with AEA Investors Inc., participated in the acquisition (the "Acquisition") of the Mettler-Toledo group of companies from Ciba-Geigy AG.


     On May 30, 1997, we acquired Safeline Limited. Safeline is the world's largest manufacturer and marketer of metal detection systems for companies that produce and package goods in the food processing, pharmaceutical, cosmetics, chemicals and other industries. Safeline's metal detectors can also be combined with our checkweighing products for important quality and safety checks in these industries.


     During the fourth quarter of 1997, we completed our initial public offering of 7,666,667 shares of common stock, including the underwriters' over-allotment options, at a per share price of $14.00. Our initial public offering (the "IPO") raised net proceeds of approximately $97.3 million. Concurrently with the IPO, we refinanced (the "Refinancing") our existing credit facility by entering into a new credit facility, borrowings from which, along with the proceeds from the IPO, were used to repay substantially all of our then existing debt, including all of the 9 3/4% senior subordinated notes due 2006 of our wholly owned subsidiary, Mettler-Toledo, Inc.

     In July of 1998, certain selling shareholders completed a secondary offering of 11,464,400 shares of our common stock, including the underwriters' over-allotment options. Neither we nor any of our directors, executive officers or other employees sold shares or received any proceeds from the offering.

     The mailing address of our principal executive offices is Im Langacher, P.O. Box MT-100, CH-8606, Greifensee, Switzerland. Our telephone number is 011-41-1-944-22-11.

                                 THE OFFERINGS

     Common Stock Offered by the Selling Shareholders(1):


U.S. Offering....................    4,469,600 shares



International Offering...........    1,117,400 shares



     Total.......................    5,587,000 shares



Shares Outstanding Before and
After the Offerings(2)...........    38,400,363 shares


Use of Proceeds..................    All of the common stock offered hereby is
                                     being sold by the selling shareholders. We will not receive any proceeds from the sale of the shares.

Risk Factors.....................    See "Risk Factors" and other information
                                     included in this prospectus for a
                                     discussion of factors you should carefully consider before deciding to invest in shares of the common stock.

NYSE Symbol......................    "MTD"
---------------


(1) Excludes 838,050 shares that are subject to the over-allotment options granted by the selling shareholders to the underwriters in connection with the offerings.



(2) Excludes 4,871,842 shares that may be issued upon the exercise of outstanding options granted pursuant to our stock option plan.


                         SUMMARY FINANCIAL INFORMATION

     The summary historical financial information set forth below for the years ended December 31, 1993, 1994 and 1995, for the period from January 1, 1996 to October 14, 1996, for the period from October 15, 1996 to December 31, 1996 and for the year ended December 31, 1997 is derived from our consolidated financial statements, which were audited by KPMG Fides Peat, independent auditors. The financial information for all periods prior to October 15, 1996, the date the Company was acquired from Ciba-Geigy A.G. (the "Acquisition"), is combined financial information of the Mettler-Toledo group of companies (the "Predecessor Business"). The summary historical financial information at September 30, 1998 and for the nine months ended September 30, 1997 and 1998 is derived from our unaudited interim consolidated financial statements, which, in our opinion, include all adjustments necessary for a fair presentation of the results for the unaudited periods. Operating results for the nine months ended September 30, 1998 are not necessarily indicative of the results that may be expected for the year ended December 31, 1998. The combined historical data of the Predecessor Business and our consolidated historical data are not comparable in many respects due to the Acquisition and the Safeline acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and accompanying notes included elsewhere in this prospectus. The financial information presented below was prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

                                                 PREDECESSOR BUSINESS
                                     --------------------------------------------
                                                                       JANUARY 1
                                        YEAR ENDED DECEMBER 31,           TO
                                     ------------------------------   OCTOBER 14,
                                       1993       1994       1995        1996
                                     --------   --------   --------   -----------
                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                        DATA)
STATEMENT OF OPERATIONS DATA:
Net sales..........................  $728,958   $769,136   $850,415    $662,221
Cost of sales......................   443,534    461,629    508,089     395,239
                                     --------   --------   --------    --------
Gross profit.......................   285,424    307,507    342,326     266,982
Research and development...........    46,438     47,994     54,542      40,244
Selling, general and
 administrative....................   209,692    224,978    248,327     186,898
Amortization.......................     2,917      6,437      2,765       2,151
Purchased research and
 development.......................        --         --         --          --
Interest expense...................    15,239     13,307     18,219      13,868
Other charges (income), net(g).....    14,110     (7,716)    (9,331)     (1,332)
                                     --------   --------   --------    --------
Earnings (loss) before taxes,
 minority interest and
 extraordinary items...............    (2,972)    22,507     27,804      25,153
Provision for taxes................     3,041      8,676      8,782      10,055
Minority interest..................     1,140        347        768         637
                                     --------   --------   --------    --------
Earnings (loss) before
 extraordinary items...............    (7,153)    13,484     18,254      14,461
Extraordinary items-debt
 extinguishments...................        --         --         --          --
                                     --------   --------   --------    --------
Net earnings (loss)................   $(7,153)   $13,484    $18,254     $14,461
                                     ========   ========   ========    ========
Diluted earnings (loss) per common
 share(i):
 Earnings (loss) per common share
   before extraordinary items......
 Extraordinary items...............
 Earnings (loss) per common
   share...........................
 Weighted average number of common
   shares..........................
OTHER DATA:
Local currency net sales
 growth(j).........................                    7%         6%
Gross profit before non-recurring
 costs as a percentage of net
 sales(k)..........................      39.2%      40.0%      40.3%       40.3%
Adjusted Operating Income(l).......   $29,294    $34,535    $39,457     $39,840
Adjusted Operating Income as a
 percentage of net sales(l)........       4.0%       4.5%       4.6%        6.0%
Depreciation and amortization
 expense...........................   $29,591    $34,118    $33,363     $21,663
Capital expenditures...............    25,122     24,916     25,858      16,649

                                                       METTLER-TOLEDO INTERNATIONAL INC.
                                     ----------------------------------------------------------------------
                                      OCTOBER 15       1996                          NINE MONTHS ENDED
                                          TO         PRO FORMA    YEAR ENDED           SEPTEMBER 30,
                                     DECEMBER 31,    (A)(B)(C)   DECEMBER 31,    --------------------------
                                         1996         (D)(E)         1997           1997            1998
                                     ------------    ---------   ------------    ----------      ----------
STATEMENT OF OPERATIONS DATA:
Net sales..........................     $186,912     $889,567       $878,415       $633,743        $669,747
Cost of sales......................      136,820(b)   523,783        493,480(d)     359,080(d)      374,594
                                      ----------     --------    -----------     ----------      ----------
Gross profit.......................       50,092      365,784        384,935        274,663         295,153
Research and development...........        9,805       50,608         47,551         34,494          33,551
Selling, general and
 administrative....................       59,353      252,085        260,397        189,594         192,844
Amortization.......................        1,065        6,526          6,222          4,449           5,473
Purchased research and
 development.......................      114,070(c)        --         29,959(e)      29,959(e)        9,976(f)
Interest expense...................        8,738       30,007         35,924         28,199          17,153
Other charges (income), net(g).....       17,137       14,036         10,834          7,316           1,606
                                      ----------     --------    -----------     ----------      ----------
Earnings (loss) before taxes,
 minority interest and
 extraordinary items...............     (160,076)      12,522         (5,952)       (19,348)         34,550
Provision for taxes................         (938)       6,956         17,489          7,296          13,552
Minority interest..................          (92)         593            468            375             233
                                      ----------     --------    -----------     ----------      ----------
Earnings (loss) before
 extraordinary items...............     (159,046)       4,973        (23,909)       (27,019)         20,765
Extraordinary items-debt
 extinguishments...................           --           --        (41,197)(h)     (9,552)(h)          --
                                      ----------     --------    -----------     ----------      ----------
Net earnings (loss)................    $(159,046)      $4,973       $(65,106)      $(36,571)        $20,765
                                      ==========     ========    ===========     ==========      ==========
Diluted earnings (loss) per common
 share(i):
 Earnings (loss) per common share
   before extraordinary items......       $(5.18)                     $(0.76)        $(0.88)          $0.51
 Extraordinary items...............           --                       (1.30)         (0.31)             --
                                      ----------                 -----------     ----------      ----------
 Earnings (loss) per common
   share...........................       $(5.18)                     $(2.06)        $(1.19)          $0.51
                                      ==========                 ===========     ==========      ==========
 Weighted average number of common
   shares..........................   30,686,065                  31,617,071     30,686,189      40,619,050
OTHER DATA:
Local currency net sales
 growth(j).........................                         3%            11%             8%              8%
Gross profit before non-recurring
 costs as a percentage of net
 sales(k)..........................         44.0%        41.1%          44.1%          43.7%           44.1%
Adjusted Operating Income(l).......      $17,912      $67,875        $81,541        $52,629         $68,758
Adjusted Operating Income as a
 percentage of net sales(l)........          9.6%         7.6%           9.3%           8.3%           10.3%
Depreciation and amortization
 expense...........................       $8,990      $34,393        $31,835        $22,233         $23,495
Capital expenditures...............       11,928       29,417         22,251         13,299          17,348

                                                                SEPTEMBER 30, 1998
                                                                ------------------
BALANCE SHEET DATA:
Working capital.............................................          $94,496
Total assets................................................          764,221
Long-term debt..............................................          320,193
Other non-current liabilities (m)...........................          101,984
Shareholders' equity........................................           42,904

---------------

(a) Represents our unaudited pro forma consolidated statement of operations for fiscal year 1996, assuming the Acquisition, the Safeline acquisition, the IPO and the Refinancing occurred on January 1, 1996. The 1996 pro forma data includes certain adjustments to historical results to reflect: (i) an increase in interest expense resulting from acquisition-related borrowings, which expense has been partially offset by reduced borrowings following application of IPO proceeds and a lower effective interest rate following the Refinancing, (ii) an increase in amortization of goodwill and other intangible assets following the Acquisition and the Safeline acquisition, and (iii) changes to the provision for taxes to reflect our estimated effective income tax rate at a stated level of pro forma earnings before tax for the year ended December 31,

                                         (Footnotes continued on following page)

(Footnotes continued from previous page)

    1996. Certain other one-time charges incurred during 1996 have not been excluded from our unaudited pro forma consolidated statement of operations for the year ended December 31, 1996.

(b) In connection with the Acquisition, we allocated $32,194 of the purchase price to revalue certain inventories (principally work-in-progress and finished goods) to fair value (net realizable value). Substantially all such inventories were sold during the period October 15, 1996 to December 31, 1996. The charges associated with this revaluation have been excluded from the 1996 pro forma financial information.


(c) In connection with the Acquisition, we allocated, based upon independent valuations, $114,070 of the purchase price to purchased research and development in process. This amount was recorded as an expense immediately following the Acquisition. This expense has been excluded from the 1996 pro forma financial information.



(d) In connection with the Safeline acquisition, we allocated $2,054 of the purchase price to revalue certain inventories (principally work-in-progress and finished goods) to fair value (net realizable value). Substantially all such inventories were sold during the second quarter of 1997. The charges associated with this revaluation have been excluded from the 1996 pro forma financial information.



(e) In connection with the Safeline acquisition, we allocated, based upon independent valuations, $29,959 of the purchase price to purchased research and development in process. This amount was recorded as an expense immediately following the Safeline acquisition. This expense has been excluded from the 1996 pro forma financial information.



(f) In connection with the Bohdan acquisition, we allocated, based upon independent valuations, $9,976 of the purchase price to purchased research and development in process. This amount was recorded as an expense immediately following the Bohdan acquisition.



(g) Other charges (income), net generally includes interest income, foreign currency transactions, gains and losses from sales of assets and other items. In 1993, the amount shown includes costs associated with the closure of a manufacturing facility in Cologne, Germany, the restructuring of certain manufacturing operations and an early retirement program in the United States. For the period January 1, 1996 to October 14, 1996, the amount shown includes employee severance and other exit costs associated with the closing of our Westerville, Ohio facility. For the period October 15, 1996 to December 31, 1996, the amount shown includes employee severance benefits associated with our general headcount reduction programs in Europe and North America and the realignment of the analytical and precision balance business in Switzerland. For the year ended December 31, 1997, the amount shown includes a restructuring charge of $6,300 to consolidate three facilities in North America. The amount for the nine months ended September 30, 1998 includes $650 of expenses incurred on behalf of certain selling shareholders in connection with the secondary offering completed in July 1998. See Note 14 to the audited consolidated financial statements which are included as part of this prospectus.



(h) Represents charges for the write-off of capitalized debt issuance fees and related expenses associated with our previous credit facilities. The amount for the year ended December 31, 1997 also includes the prepayment premium on our senior subordinated notes which were repurchased and the write-off of the related capitalized debt issuance fees.



(i) Effective December 31, 1997, we adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). Accordingly, basic and diluted loss per common share data for each period presented are determined in accordance with the provisions of SFAS 128.



(j) Local currency net sales growth is adjusted for the exit from certain systems businesses. Pro forma 1996 local currency net sales growth assumes that the Safeline acquisition occurred on January 1, 1995. For 1997, local currency net sales increased 7% absent the Safeline acquisition. For the nine months ended September 30, 1997 and 1998, local currency net sales increased 6% and 5% absent the Safeline acquisition, respectively.



(k) Non-recurring costs represent costs associated with selling inventories revalued to fair value in connection with the Acquisition and the Safeline acquisition. See Notes (b) and (d) above.



(l) Adjusted Operating Income is defined as operating income (gross profit less research and development and selling, general and administrative expenses) before amortization and non-recurring costs. Non-recurring costs that have been excluded are the costs set forth in Note (k) above and for the period from October 15, 1996 to December 31, 1996, and in pro forma 1996, advisory fees associated with the reorganization of our structure of approximately $4,800. Non-recurring costs in 1997 include a charge of $2,500 in connection with the termination of our management services agreement with AEA Investors Inc. We believe that Adjusted Operating Income provides important financial information in measuring and comparing the operating performance of our company. Adjusted Operating Income is not intended to represent operating income under U.S. GAAP and should not be considered as an alternative to net earnings (loss) as an indicator of our operating performance.



(m) Consists primarily of obligations under various pension plans and plans that provide post-retirement medical benefits. See Note 12 to the audited consolidated financial statements which are included as part of this prospectus.

                                  RISK FACTORS


     You should carefully consider the risks described below before deciding to invest in our common stock. The risks and uncertainties we describe below are not the only ones that we face. Additional risks and uncertainties that we do not presently know about or that we currently believe are immaterial may also impair our business operations. If any of the possible events described below actually occurred, our business, financial condition or results of operations could be materially adversely affected. If that happened, the trading price of our common stock could decline, and you could lose all or part of your investment.

EFFECT OF SUBSTANTIAL INDEBTEDNESS ON OPERATIONS AND LIQUIDITY

     We have a significant amount of indebtedness. At September 30, 1998, our consolidated indebtedness (excluding unused commitments) was $378.4 million, and we had additional borrowing capacity of approximately $239.2 million. Term loans under our credit agreement comprise $188.8 million of our consolidated indebtedness. We are required to make scheduled quarterly principal payments on these term loans. Our ability to comply with the terms of our credit agreement and our other debt obligations, to make cash payments with respect to our debt obligations and to refinance any of our debt obligations will depend on our future performance. Our future performance is subject to prevailing economic and competitive conditions and certain financial, business and other factors beyond our control.

     Having a high degree of leverage has significant consequences for us. For instance, high leverage might impair our ability to obtain additional financing for acquisitions, capital expenditures, working capital or general corporate purposes. In addition, we use a substantial portion of our cash flow from operations to pay principal and interest on our borrowings. This use of cash flows reduces the funds available to us for our operations and other purposes, including investments in research and development and capital spending. Some of our borrowings are and will continue to be at variable rates of interest, which exposes us to the risk of increased interest rates. Finally, we may be substantially more leveraged than some of our competitors. This may place us at a relative competitive disadvantage and may make us more vulnerable to a downturn in general economic conditions, a slowdown in our business or changing market conditions and regulations.

     Covenants in our debt obligations restrict our ability to incur additional indebtedness, dispose of certain assets and make capital expenditures. The covenants also restrict our other corporate activities. Our ability to comply with these covenants may be affected by events beyond our control, including economic, financial and industry conditions. A failure to comply with the covenants and restrictions contained in our debt obligations or any other agreements with respect to any additional financing could result in an acceleration of the amount we owe under our debt agreements.

RISKS ASSOCIATED WITH CURRENCY FLUCTUATIONS

     Because we conduct operations in many countries, our operating income can be significantly affected by fluctuations in currency exchange rates. Swiss franc-denominated expenses represent a much greater percentage of our operating expenses than Swiss franc-denominated sales represent of our net sales. In part, this is because most of our manufacturing costs in Switzerland relate to products that are sold outside of Switzerland. Moreover, a substantial percentage of our research and development expenses and general and administrative expenses are incurred in Switzerland. Therefore, if the Swiss franc strengthens against all or most of our major trading currencies (e.g., the U.S. dollar, the Euro (beginning in January 1999), other major European currencies and the Japanese Yen) our operating profit is reduced. We also have significantly more sales in European currencies (other than the Swiss franc) than we have expenses in those currencies. Therefore, when European currencies weaken against the U.S. dollar and the Swiss franc, it also decreases our operating profits. In recent years, the Swiss franc and other European currencies have generally moved in a consistent manner versus the U.S. dollar. Therefore, because the two effects previously described have offset each other, our operating profits have not been materially affected by movements in the U.S. dollar exchange rate versus European currencies. However, there can be no assurance that these currencies will continue to move in a consistent manner in the future. In addition to the effects of exchange rate movements on operating profits, our debt levels can fluctuate due to changes in exchange rates, particularly between the U.S. dollar and the Swiss franc.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS; DETERIORATING CONDITIONS IN EMERGING MARKETS

     We do business in many countries, including emerging markets in Asia, Latin America and Eastern Europe. In addition to the currency risks discussed above, international operations pose substantial other risks and problems for us. For instance, various local jurisdictions in which we operate may revise or alter their respective legal and regulatory requirements. In addition, we may encounter one or more of the following obstacles or risks:

     - tariffs and trade barriers

     - difficulties in staffing and managing local operations

     - credit risks arising from financial difficulties facing local customers and distributors

     - difficulties in protecting intellectual property

     - nationalization of private enterprises

     - restrictions on investments and/or limitations regarding foreign ownership

     - adverse tax consequences, including imposition or increase of withholding and other taxes on remittances and other payments by subsidiaries

     - uncertain local economic, political and social conditions, including hyper-inflationary conditions

     We must also comply with a variety of regulations regarding the conversion and repatriation of funds earned in local currencies. For example, converting earnings from our operations in China into other currencies and repatriating such funds require governmental approvals. If we cannot comply with these or other applicable regulations, we may face increased difficulties in utilizing cash flow generated by these operations outside of China.

     Recently, economic conditions in emerging markets have deteriorated significantly and some emerging markets are experiencing recessionary trends, severe currency devaluations and inflationary prices. Moreover, economic problems in individual markets are increasingly spreading to other economies, adding to the adverse conditions facing nearly all emerging markets. We remain committed to emerging markets, particularly those in Asia, Latin America and Eastern Europe. However, we expect current economic conditions will affect our financial results in these markets for the foreseeable future.

HIGHLY COMPETITIVE MARKETS; DIFFICULT TO MAINTAIN TECHNOLOGICAL ADVANTAGE

     Our markets are highly competitive. Weighing instruments markets are also fragmented both geographically and by application, particularly the industrial and food retailing market. As a result, we face numerous regional or specialized competitors, many of which are well established in their markets. In addition, some of our competitors are divisions of larger companies with potentially greater financial and other resources than our own. Taken together, the competitive forces present in our markets can impair our operating margins in certain product lines and geographic markets.

     We expect our competitors to continue to improve the design and performance of their products and to introduce new products with competitive prices. Although we believe that we have certain technological and other advantages over our competitors, we may not be able to realize and maintain these advantages. In any event, to remain competitive we must continue to invest in research and development, sales and marketing and customer service and support. We cannot be sure that we will have sufficient resources to continue to make these investments or that we will be successful in identifying, developing and maintaining any competitive advantages.

SIGNIFICANT SALES TO PHARMACEUTICAL AND CHEMICALS INDUSTRIES

     Our products are used extensively in the pharmaceutical, chemicals and food and beverage industries. Consolidation in the pharmaceutical and chemicals industries hurt our sales in prior years. A prolonged downturn or additional consolidation in any of these industries could adversely affect our operating results.

RISKS RELATING TO FUTURE ACQUISITIONS

     We plan to pursue acquisitions of complementary product lines, technologies or businesses. Acquisitions involve numerous risks, including:

     - difficulties in the assimilation of the acquired operations, technologies and products

     - diversion of management's attention from other business concerns

     - potential departures of key employees of the acquired company

     If we successfully identify acquisitions in the future, completing such acquisitions may result in:

     - new issuances of our stock that may be dilutive to current owners

     - increases in our debt and contingent liabilities

     - additional amortization expenses related to goodwill and other intangible assets

     Any of these risks could materially adversely affect our profitability. We continue to explore potential acquisitions, but currently have no agreements with respect to any material acquisition. We may not be able to identify, successfully complete or integrate potential acquisitions in the future. However, even if we can, we cannot be sure that such acquisitions will have a positive impact on our business or operating results.

RELIANCE ON KEY EMPLOYEES

     We have employment contracts with each of our key employees. In addition, our key employees own shares of our common stock and have options to purchase additional shares. Nonetheless, such individuals could leave the Company. If any key employees stopped working for us, our operations could be harmed. We have no key man life insurance policies with respect to any of our senior executives.

ENVIRONMENTAL MATTERS AND LIABILITIES

     We are subject to various environmental laws and regulations, including those relating to:

     - air emissions

     - wastewater discharges

     - the handling and disposal of solid and hazardous wastes

     - the remediation of contamination associated with the use and disposal of hazardous substances

     We incur capital and operating expenditures in complying with environmental laws and regulations both in the United States and abroad. We are currently involved in, or have potential liability with respect to, the remediation of past contamination in facilities both in the United States and abroad. In addition, some of these facilities have or had been in operation for many decades and may have used substances or generated and disposed of wastes that are hazardous or may be considered hazardous in the future. Such sites and disposal sites owned by others to which we sent waste may in the future be identified as contaminated and require remediation. Accordingly, it is possible that we could become subject to additional environmental liabilities in the future that may harm our results of operations or financial condition. See "Business -- Environmental Matters."

POTENTIAL ADVERSE EFFECT ON MARKET PRICE DUE TO SHARES ELIGIBLE FOR FUTURE SALE


     The price of our common stock could be harmed by sales of a large number of shares of our common stock or the perception that such sales are possible. As of December 31, 1998, we had 38,400,363 shares of common stock outstanding. All shares of common stock are freely tradeable without restriction under the Securities Act of 1933, except to the extent such shares are subject to the agreement with the underwriters described below or are held by our "affiliates." In connection with the offerings, the Company, our executive officers and directors and the selling shareholders, who will collectively hold, after the offerings, 4,811,001 shares of common stock (assuming no exercise of the underwriters' over-allotment options) will agree, subject to certain exceptions, not to dispose of any shares of common stock for a period of 90 days from the date of this prospectus without the consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters. Certain other shareholders, who collectively hold a total of 3,330,863 shares, have similarly agreed not to dispose of or transfer shares without our consent until March 1, 1999. Upon expiration of these lockup periods, all shares will be eligible for sale in the public market, except shares held by our "affiliates" may only be sold by complying with the volume limitations and other restrictions of Rules 144 and 145 under the Securities Act of 1933. As of December 31, 1998, there were outstanding options to purchase a total of 4,871,842 shares of common stock held by our employees. The sale of such shares could have an adverse effect on our ability to raise equity capital in the public markets.


RESTRICTIONS ON PAYMENT OF DIVIDENDS; ABSENCE OF DIVIDENDS

     Our credit agreement restricts our ability to pay dividends. In any event, we do not intend to pay cash dividends on our common stock in the foreseeable future.

RISKS RELATING TO CERTAIN ANTI-TAKEOVER PROVISIONS

     Our certificate of incorporation and by-laws contain provisions that could make it more difficult for a third party to acquire Mettler-Toledo. Our certificate of incorporation authorizes the Board of Directors to issue preferred stock without shareholder approval and upon such terms as it may determine. The rights of the holders of our common stock are subject to, and may be adversely affected by, the rights of future holders of preferred stock. In addition, our by-laws require shareholders to provide advance notice to nominate candidates for election as directors and to submit proposals for consideration at shareholder meetings. Section 203 of the Delaware General Corporation Law makes it more difficult for an "interested stockholder" (generally a 15% stockholder) to effect various business combinations with a corporation for a three-year period after he becomes an "interested stockholder." In general, these provisions may discourage a third party from attempting to acquire Mettler-Toledo and therefore may inhibit a change of control of our company under circumstances that could give shareholders an opportunity to realize a premium over then-prevailing market prices.

YEAR 2000 ISSUE

     The Year 2000 issue is the result of computer logic that was written using two digits rather than four to define the applicable year. Any computer logic or microprocessor that uses only two digits to recognize dates may recognize a date specifying "00" as the year 1900 rather than the year 2000 which could result in miscalculations or system or equipment failures.

     We rely on information technology systems and non-information technology systems (e.g., equipment with embedded microprocessors) in connection with manufacturing, sales and financial and human resources. Certain of our products also involve computer or non-information technology systems that could be affected by the Year 2000 issue. In addition, we rely on the proper functioning of the computer and non-information technology systems of our major suppliers.

     We believe that we are taking reasonable steps to identify and address those matters that could cause serious interruptions in our business and operations due to Year 2000 issues. Our efforts include detailed programs to address our internal Year 2000 readiness as well as the readiness of our key suppliers. In addition, we have reviewed our current products, as well as products sold in recent years, to determine if they are Year 2000 compliant. However, any of the following could have a material adverse effect on our business, financial condition and results from operations:

     - a failure to fully identify all Year 2000 dependencies in our systems

     - a failure to fully identify all Year 2000 dependencies in the systems of our suppliers of components, customers and financial institutions

     - a failure of our suppliers of components, customers and financial institutions to adequately address their Year 2000 issues

     - the failure of any contingency plans developed to protect our business and operations from Year 2000-related interruptions

     - any material increase in warranty claims or other claims of product liability arising out of Year 2000 non-compliance

     - delays in the implementation of new systems resulting from Year 2000 problems

RISKS FROM INTRODUCTION OF THE EUROPEAN MONETARY UNION


     The European Economic and Monetary Union (the "EMU") introduced a new currency, the Euro, within Europe on January 1, 1999. The new currency is in response to the EMU's policy of economic convergence to harmonize trade policy, eliminate business costs associated with currency exchange and to promote the free flow of capital, goods and services. Switzerland is not part of the EMU.



     On January 1, 1999, the participating countries adopted the Euro as their local currency, initially available for currency trading on currency exchanges and for noncash (banking) transactions. The existing local currencies, or legacy currencies, will remain legal tender through January 1, 2002. Beginning on January 1, 2002, Euro-denominated bills and coins will be issued for cash transactions. For a period of six months from this date, both legacy currencies and the Euro will be legal tender. On or before July 1, 2002, the participating countries will withdraw all legacy currency and use exclusively the Euro.


     We have committed resources to conduct risk assessments and take corrective actions, where required, to ensure that we are prepared for the introduction of the Euro. We are reviewing Euro implementation and our pricing strategy in both participating and non-participating countries where we operate. In addition, we are reviewing existing legacy accounting and business systems and other business assets for Euro compliance and assessing the risks posed by non-compliance by third parties. Despite these efforts, it is possible that we or third parties on whom we depend will not have in place in a timely manner the systems necessary to process Euro-denominated transactions. Such a failure could adversely affect our business (e.g., by causing delays in order processing and shipment). Moreover, increased price transparency or disruption of activity in the markets in which we operate resulting from the conversion to the Euro could hurt our business in those markets, resulting in lost revenues.

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

     This prospectus includes forward-looking statements based on our current expectations and projections about future events, including:

     - strategic plans

     - potential growth, including penetration of developed markets and opportunities in emerging markets

     - planned product introductions

     - planned operational changes and research and development efforts

     - Year 2000 issues

     - Euro conversion issues

     - future financial performance, including expected capital expenditures

     - research and development expenditures

     - estimated proceeds from and the timing of asset sales

     - potential acquisitions

     - future cash sources and requirements

     - potential cost savings from planned employee reductions and restructuring programs

     These forward-looking statements are subject to a number of risks and uncertainties, including those identified in "Risk Factors," which could cause our actual results to differ materially from historical results or those anticipated and certain of which are beyond our control. The words "believe," "expect," "anticipate" and similar expressions identify forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     The risks included here are not exhaustive. Other sections of this prospectus may describe additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

                                USE OF PROCEEDS

     All of the common stock offered hereby is being sold by the selling shareholders. We will not receive any proceeds from the sale of the common stock.

                                DIVIDEND POLICY

     We have never paid any dividends on our common stock and we do not anticipate paying any cash dividends on the common stock in the foreseeable future. The current policy of our Board of Directors is to retain earnings to finance the operations and expansion of our business. Moreover, our credit agreement restricts our ability to pay dividends. Any future determination to pay dividends will depend on our results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant by our Board of Directors.

                          PRICE RANGE OF COMMON STOCK

     Our common stock began trading on the New York Stock Exchange on November 14, 1997 under the symbol "MTD." The following table sets forth on a per share basis the high and low sales prices for consolidated trading in our common stock as reported on the New York Stock Exchange Composite Tape for the quarters indicated.


                                                              COMMON STOCK
                                                               PRICE RANGE
                                                              -------------
                                                              HIGH      LOW
                                                              ----      ---
1997
  Fourth Quarter (beginning November 14, 1997)..............  $18 3/4   $14 1/16
1998
  First Quarter.............................................   22 3/8    16 9/16
  Second Quarter............................................   22 1/4    18
  Third Quarter.............................................   22 11/16  16 1/4
  Fourth Quarter............................................   28 15/16  16 3/4
1999
  First Quarter (through January 5, 1999)...................   27 15/16  26 1/4


     For a recent reported last sale price for the common stock, see the cover page of this prospectus.


     As of January 4, 1999, there were 584 holders of record of our common stock. This number excludes beneficial owners of common stock held in "street name."

                                 CAPITALIZATION

     The following table sets forth our short-term debt and capitalization at September 30, 1998. The information presented below should be read in conjunction with our consolidated financial statements and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                                  SEPTEMBER 30, 1998
                                                                ----------------------
                                                                (DOLLARS IN THOUSANDS
                                                                EXCEPT PER SHARE DATA)
Short-term debt, including current maturities of long-term
  debt(a):
  Short-term portion of term loans under credit
     agreements.............................................           $ 18,761
  Revolving credit facility under credit agreements(b)......             25,034
  Other short-term borrowings...............................             14,406
                                                                       --------
     Total short-term debt..................................           $ 58,201
                                                                       ========
Long-term debt(a):
  Term loans under credit agreements........................           $170,084
  Revolving credit facility under credit agreements(b)......            137,609
  Other long-term debt......................................             12,500
                                                                       --------
     Total long-term debt...................................            320,193
Shareholders' equity:
  Common stock, par value $0.01, authorized 125,000,000
     shares; issued 38,355,926 shares (excluding 64,467
     shares held in treasury)(c)............................                384
  Additional paid-in capital................................            284,787
  Accumulated deficit.......................................           (203,387)
  Accumulated other comprehensive loss......................            (38,880)
                                                                       --------
  Total shareholders' equity................................             42,904
                                                                       --------
     Total capitalization...................................           $363,097
                                                                       ========

---------------

(a) At September 30, 1998, we had total availability of $239.2 million under the revolving credit facility of our credit agreement and local working capital facilities.

(b) Because we have the ability to refinance our short-term borrowings under the revolving facility for an uninterrupted period extending beyond one year, $137.6 million of our short-term borrowings at September 30, 1998 have been reclassified to long-term.


(c) Excludes 4,282,718 shares of common stock at September 30, 1998 that may be issued upon exercise of options granted pursuant to our stock option plan.


                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected historical financial information set forth below at December 31, 1994, 1995, 1996 and 1997, for the years ended December 31, 1993, 1994 and
1995, for the period from January 1, 1996 to October 14, 1996, for the period from October 15, 1996 to December 31, 1996, and for the year ended December 31, 1997 is derived from our consolidated financial statements, which were audited by KPMG Fides Peat, independent auditors. The financial information for all periods prior to October 15, 1996, the date of the Acquisition, is combined financial information of the Mettler-Toledo group of companies (the "Predecessor Business"). The selected historical financial information at September 30, 1997 and 1998 and for the nine months then ended is derived from our unaudited interim consolidated financial statements, which, in our opinion, include all adjustments necessary for a fair presentation of the results for the unaudited periods. Operating results for the nine months ended September 30, 1998 are not necessarily indicative of the results that may be expected for the year ended December 31, 1998. The combined historical data of the Predecessor Business and our consolidated historical data are not comparable in many respects due to the Acquisition and the Safeline acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and accompanying notes included elsewhere in this prospectus. The financial information presented below was prepared in accordance with U.S. GAAP.

                                                     PREDECESSOR BUSINESS
                                         --------------------------------------------
                                                                           JANUARY 1
                                            YEAR ENDED DECEMBER 31,           TO
                                         ------------------------------   OCTOBER 14,
                                           1993       1994       1995        1996
                                         --------   --------   --------   -----------
                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                            DATA)
STATEMENT OF OPERATIONS DATA:
Net sales..............................  $728,958   $769,136   $850,415    $662,221
Cost of sales..........................   443,534    461,629    508,089     395,239
                                         --------   --------   --------    --------
Gross profit...........................   285,424    307,507    342,326     266,982
Research and development...............    46,438     47,994     54,542      40,244
Selling, general and administrative....   209,692    224,978    248,327     186,898
Amortization...........................     2,917      6,437      2,765       2,151
Purchased research and development.....        --         --         --          --
Interest expense.......................    15,239     13,307     18,219      13,868
Other charges (income), net(f).........    14,110     (7,716)    (9,331)     (1,332)
                                         --------   --------   --------    --------
Earnings (loss) before taxes, minority
 interest and extraordinary items......    (2,972)    22,507     27,804      25,153
Provision for taxes....................     3,041      8,676      8,782      10,055
Minority interest......................     1,140        347        768         637
                                         --------   --------   --------    --------
Earnings (loss) before extraordinary
 items.................................    (7,153)    13,484     18,254      14,461
Extraordinary items-debt
 extinguishments.......................        --         --         --          --
                                         --------   --------   --------    --------
Net earnings (loss)....................   $(7,153)   $13,484    $18,254     $14,461
                                         ========   ========   ========    ========
Basic earnings (loss) per common
 share(h):
 Earnings(loss) per common share before
   extraordinary items.................
 Extraordinary items...................
 Earnings (loss) per common share......
 Weighted average number of common
   shares..............................
Diluted earnings (loss) per common
 share(h):
 Earnings (loss) per common share
   before extraordinary items..........
 Extraordinary items...................
 Earnings (loss) per common share......
 Weighted average number of common
   shares..............................
BALANCE SHEET DATA (AT END OF
 PERIOD)(I):
Cash and cash equivalents..............              $63,802    $41,402
Working capital........................              132,586    136,911
Total assets...........................              683,198    724,094
Long-term debt.........................                  862      3,621
Net borrowing from Ciba and
 affiliates(j).........................              177,651    203,157
Other non-current liabilities(k).......               83,964     84,303
Shareholders' equity (deficit) (l).....              228,194    193,254

                                                    METTLER-TOLEDO INTERNATIONAL INC.
                                         --------------------------------------------------------
                                          OCTOBER 15                        NINE MONTHS ENDED
                                              TO         YEAR ENDED           SEPTEMBER 30,
                                         DECEMBER 31,   DECEMBER 31,    -------------------------
                                             1996           1997           1997           1998
                                         ------------   ------------    ----------     ----------
STATEMENT OF OPERATIONS DATA:
Net sales..............................     $186,912       $878,415       $633,743       $669,747
Cost of sales..........................      136,820(a)     493,480(b)     359,080(b)     374,594
                                          ----------     ----------     ----------     ----------
Gross profit...........................       50,092        384,935        274,663        295,153
Research and development...............        9,805         47,551         34,494         33,551
Selling, general and administrative....       59,353        260,397        189,594        192,844
Amortization...........................        1,065          6,222          4,449          5,473
Purchased research and development.....      114,070(c)      29,959(d)      29,959(d)       9,976(e)
Interest expense.......................        8,738         35,924         28,199         17,153
Other charges (income), net(f).........       17,137         10,834          7,316          1,606
                                          ----------     ----------     ----------     ----------
Earnings (loss) before taxes, minority
 interest and extraordinary items......     (160,076)        (5,952)       (19,348)        34,550
Provision for taxes....................         (938)        17,489          7,296         13,552
Minority interest......................          (92)           468            375            233
                                          ----------     ----------     ----------     ----------
Earnings (loss) before extraordinary
 items.................................     (159,046)       (23,909)       (27,019)        20,765
Extraordinary items-debt
 extinguishments.......................           --        (41,197)(g)     (9,552)(g)         --
                                          ----------     ----------     ----------     ----------
Net earnings (loss)....................    $(159,046)      $(65,106)      $(36,571)       $20,765
                                          ==========     ==========     ==========     ==========
Basic earnings (loss) per common
 share(h):
 Earnings(loss) per common share before
   extraordinary items.................       $(5.18)        $(0.76)        $(0.88)         $0.54
 Extraordinary items...................           --          (1.30)         (0.31)            --
                                          ----------     ----------     ----------     ----------
 Earnings (loss) per common share......       $(5.18)        $(2.06)        $(1.19)         $0.54
                                          ==========     ==========     ==========     ==========
 Weighted average number of common
   shares..............................   30,686,065     31,617,071     30,686,189     38,342,651
Diluted earnings (loss) per common
 share(h):
 Earnings (loss) per common share
   before extraordinary items..........       $(5.18)        $(0.76)        $(0.88)         $0.51
 Extraordinary items...................           --          (1.30)         (0.31)            --
                                          ----------     ----------     ----------     ----------
 Earnings (loss) per common share......       $(5.18)        $(2.06)        $(1.19)         $0.51
                                          ==========     ==========     ==========     ==========
 Weighted average number of common
   shares..............................   30,686,065     31,617,071     30,686,189     40,619,050
BALANCE SHEET DATA (AT END OF
 PERIOD)(I):
Cash and cash equivalents..............      $60,696        $23,566        $33,158        $15,604
Working capital........................      103,697         79,163         89,003         94,496
Total assets...........................      771,888        749,313        768,177        764,221
Long-term debt.........................      373,758        340,334        429,033        320,193
Net borrowing from Ciba and
 affiliates(j).........................           --             --             --             --
Other non-current liabilities(k).......       96,810         91,011         90,307        101,984
Shareholders' equity (deficit) (l).....       12,426         25,399        (36,261)        42,904


---------------

(a) In connection with the Acquisition, we allocated $32,194 of the purchase price to revalue certain inventories (principally work-in-progress and finished goods) to fair value (net realizable value). Substantially all such inventories were sold during the period October 15, 1996 to December 31, 1996.

(b) In connection with the Safeline acquisition, we allocated $2,054 of the purchase price to revalue certain inventories (principally work-in-progress and finished goods) to fair value (net realizable value). Substantially all such inventories were sold during the second quarter of 1997.

(c) In connection with the Acquisition, we allocated, based upon independent valuations, $114,070 of the purchase price to purchased research and development in process. This amount was recorded as an expense immediately following the Acquisition.

(d) In connection with the Safeline acquisition, we allocated, based upon independent valuations, $29,959 of the purchase price to purchased research and development in process. This amount was recorded as an expense immediately following the Safeline acquisition.


                                         (Footnotes continued on following page)

(Footnotes continued from previous page)


(e) In connection with the Bohdan acquisition, we allocated, based upon independent valuations, $9,976 of the purchase price to purchased research and development in process. This amount was recorded as an expense immediately following the Bohdan acquisition.

(f) Other charges (income), net generally includes interest income, foreign currency transactions, gains and losses from sales of assets and other items. In 1993, the amount shown includes costs associated with the closure of a manufacturing facility in Cologne, Germany, the restructuring of certain manufacturing operations and an early retirement program in the United States. For the period January 1, 1996 to October 14, 1996, the amount shown includes employee severance and other exit costs associated with the closing of our Westerville, Ohio facility. For the period October 15, 1996 to December 31, 1996, the amount shown includes employee severance benefits associated with our general head count reduction programs in Europe and North America and the realignment of the analytical and precision balance business in Switzerland. For the year ended December 31, 1997, the amount shown includes a restructuring charge of $6,300 to consolidate three facilities in North America. The amount for the nine months ended September 30, 1998 includes $650 of expenses incurred on behalf of certain selling shareholders in connection with the secondary offering completed in July 1998. See Note 14 to the audited consolidated financial statements which are included as part of this prospectus.

(g) Represents charges for the write-off of capitalized debt issuance fees and related expenses associated with our previous credit facilities. The amount for the year ended December 31, 1997 also includes the prepayment premium on our senior subordinated notes which were repurchased and the write-off of the related capitalized debt issuance fees.

(h) Effective December 31, 1997, we adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). Accordingly, basic and diluted loss per common share data for each period presented are determined in accordance with the provisions of SFAS 128.

(i) Balance sheet information at December 31, 1993 is not available.

(j) Includes notes payable and long-term debt payable to Ciba and affiliates less amounts due from Ciba and affiliates.

(k) Consists primarily of obligations under various pension plans and plans that provide post-retirement medical benefits. See Note 12 to the audited consolidated financial statements which are included as part of this prospectus.

(l) Shareholders' equity for the Predecessor Business consists of the combined net assets of the Mettler-Toledo group of companies.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the audited consolidated financial statements and the unaudited interim consolidated financial statements included as part of this prospectus.

OVERVIEW

     Mettler-Toledo operates a global business, with net sales that are diversified by geographic region, product range and customer. The Company holds leading positions in many of its markets and attributes this leadership to several factors, including the strength of its brand name, the quality of its global sales and service network, its continued investment in product development, its pursuit of technology leadership and its focus on capitalizing on opportunities in developed and emerging markets.

     The Company's financial information is presented in accordance with U.S. GAAP. Financial results following the acquisition of the Company from Ciba-Geigy on October 15, 1996, the Safeline acquisition on May 30, 1997 and the initial public offering in November 1997 are not comparable in many respects to the financial results prior to those events. Financial results for the nine month period ended September 30, 1998 are not necessarily indicative of the results to be expected for the full year.

     Net sales in local currency increased 11% in 1997, 3% in 1996 and 6% in 1995 (adjusted for the Company's exit in 1996 and 1995 from certain systems businesses). More recently, during the nine months ended September 30, 1998, net sales in local currency increased by 8% compared to the corresponding period in 1997. The strengthening of the U.S. dollar versus the Company's major trading currencies reduced U.S. dollar reported sales growth in 1998 and 1997. U.S. dollar sales growth was 6% for the first nine months of 1998 compared to the first nine months of 1997. For the full year in 1997, net sales in U.S. dollars increased by 3% over 1996. Net sales in U.S. dollars were unchanged in 1996 and increased by 11% in 1995.

     During the first nine months of 1998, the Company had solid local currency sales growth in Europe of 12% and the Americas of 10%. However, economic conditions in emerging markets have deteriorated significantly and some emerging markets are experiencing recessionary trends, severe currency devaluations and inflationary prices. Moreover, economic problems in individual markets are increasingly spreading to other economies, adding to the adverse conditions facing nearly all emerging markets. The effects of these economic conditions can be seen in the 1998 nine month local currency sales decline in Asia and other markets of 8% compared to the first nine months of 1997. The Company remains committed to emerging markets, particularly those in Asia, Latin America and Eastern Europe. The Company believes emerging markets will provide opportunities for growth in the long term based upon the movement toward international quality standards, the need to upgrade mechanical scales to electronic versions and the establishment of local production facilities by the Company's multinational client base. However, the Company expects current economic conditions will affect its financial results in these markets for the foreseeable future.

     The Company believes that its sales growth over the next several years will come primarily from (i) the needs of its lab and industrial customers in developed markets to continue to automate their research and development and manufacturing processes, (ii) the needs of its retail customers in Europe to upgrade their scales for the implementation of the Euro, (iii) the needs of its retail customers to implement sophisticated perishable goods management systems using weighing and PC technology in a networked environment, (iv) the needs of customers in emerging markets to continue modernizing research and development and manufacturing processes through the use of increasingly sophisticated instruments, and (v) acquisition opportunities.

     The Company increased its gross profit margin before non-recurring acquisition costs from 40.3% in 1995 to 44.1% in 1997 and increased its Adjusted Operating Income (gross profit less research and development and selling, general and administrative expenses before amortization and non-recurring costs) as a percentage of net sales from 4.6% in 1995 to 9.3% in 1997. During the first nine months of 1998, the Company increased its gross profit margin to 44.1% compared to 43.3% for the first nine months of 1997. In addition, the Company has continued to significantly improve its Adjusted Operating Income. As a percentage of net sales, Adjusted Operating Income increased to 10.3% for the first nine months of 1998 compared to 8.3% during the first nine months of 1997.

     This improved performance was achieved despite the Company's continued investments in product development and in its distribution and manufacturing infrastructure. The Company believes that a significant portion of the increases in its Adjusted Operating Income resulted from its strategy to reduce costs, re-engineer its operations and focus on the highest value-added segments of the markets in which the Company competes.

RECENT ACQUISITIONS


     We are the leading provider of automated lab reactors and reaction calorimeters to the automated drug and chemical compound discovery and development market. We believe that our customers want solutions in this market from a company like Mettler-Toledo, with a reputation for innovation and quality and with a global presence and service network.



     In July 1998, we extended our product offerings to the automated drug and compound discovery market with our acquisition of Bohdan Automation Inc. Bohdan is a leading supplier of laboratory automation and automated synthesis products used in research for life science applications for pharmaceutical and agricultural products and in other applications in the food and chemicals industries.



     On December 7, 1998, we announced that we had acquired two technologically advanced instrument companies, Applied Systems and Myriad Synthesizer Technology. Although these businesses are not currently significant in size, we believe these acquisitions are key elements in our strategic effort to further build a leading position in the field of automated solutions for drug and chemical compound discovery and development. These acquisitions enable us to offer a strong and comprehensive array of solutions, from sample preparation to compound synthesis to process development.



     Applied Systems designs, assembles and markets instruments for in-process molecular analysis, which is primarily used for researching, developing and monitoring chemical processes. Applied Systems' proprietary sensors, together with its innovative Fourier transform infrared technology, enable chemists to analyze chemical reactions as they occur, which is more efficient than pulling samples.



     Myriad Synthesizer Technology designs, assembles and markets instruments that facilitate and automate the synthesis of large numbers of chemical compounds in parallel, which is a key step in the chemical compound discovery process. Its products can be used in all stages of synthesis in drug discovery.



     On May 30, 1997, the Company acquired Safeline Limited. Safeline is the world's largest manufacturer and marketer of metal detection systems for companies that produce and package goods in the food processing, pharmaceutical, cosmetics, chemicals and other industries. Safeline's metal detectors can also be combined with the Company's checkweighing products for important quality and safety checks in these industries. The financing of the Safeline acquisition is discussed in "-- Liquidity and Capital Resources" below.


SECONDARY OFFERING AND IPO


     In July 1998, certain selling shareholders completed a secondary offering of a total of 11,464,400 shares of the Company's common stock, including the underwriters' over-allotment options. No directors, executive officers or other employees sold shares and the Company did not sell shares or receive proceeds in the offering. The Company incurred a charge of $0.7 million in connection with the offering during the second quarter of 1998.


     During the fourth quarter of 1997, the Company completed its initial public offering of 7,666,667 shares of common stock, including the underwriters' over-allotment options, at a per share price of $14.00

(the "IPO"). The IPO raised net proceeds, after underwriters' commission and expenses, of approximately $97.3 million. Concurrently with the IPO, the Company refinanced its existing credit facility by entering into a new credit facility, borrowings from which, along with the proceeds from the IPO, were used to repay substantially all of the Company's then-existing debt, including all of its 9 3/4% senior subordinated notes due 2006 (collectively, the "Refinancing"). In connection with the Refinancing, the Company recorded an extraordinary charge of $31.6 million, net of tax, principally for prepayment premiums on certain debt repaid and for the write-off of existing deferred financing fees. The Company also paid a one-time termination fee of $2.5 million in connection with the termination of its management consulting agreement with AEA Investors Inc.

COST REDUCTION PROGRAMS

     In 1997, the Company recorded restructuring charges totaling approximately $6.3 million in connection with the consolidation of three facilities in North America. The charges related to severance and other related benefits and costs of exiting facilities, including lease termination costs and write-down of existing assets to their expected net realizable value. The facility consolidations are part of the Company's ongoing efforts to reduce costs through re-engineering. When complete, the facility consolidations will result in annual cost savings estimated at approximately $2.5 million. During 1998 most of these actions were completed, including the sale of two of the facilities for over $5.0 million. The Company continuously implements cost reduction programs.

RESULTS OF OPERATIONS

     The following table sets forth certain items from the consolidated statements of operations for the year ended December 31, 1995, for the period from January 1, 1996 to October 14, 1996, for the period from October 15, 1996 to December 31, 1996, pro forma for the year 1996, actual for the year ended December 31, 1997 and actual for the nine months ended September 30, 1997 and 1998. The pro forma 1996 information gives effect to the Acquisition, the Safeline acquisition, the IPO and the Refinancing as if such transactions had occurred on January 1, 1996, and does not purport to represent the Company's actual results if such transactions had occurred on such date. The pro forma 1996 information reflects the historical results of operations of the Predecessor Business for the period from January 1, 1996 to October 14, 1996 and the historical results of operations of the Company for the period from October 15, 1996 to December 31, 1996, together with certain pro forma adjustments as described below. The consolidated statement of operations data for the year ended December 31, 1997 include Safeline results from May 31, 1997. The pro forma 1996 information includes Safeline's historical results of operations for all of 1996. The pro forma information is presented in order to facilitate management's discussion and analysis.

                                   PREDECESSOR BUSINESS                       METTLER-TOLEDO INTERNATIONAL INC.
                                --------------------------   --------------------------------------------------------------------
                                               JANUARY 1,    OCTOBER 15,                                     NINE MONTHS ENDED
                                 YEAR ENDED      1996 TO       1996 TO          1996        YEAR ENDED         SEPTEMBER 30,
                                DECEMBER 31,   OCTOBER 14,   DECEMBER 31,    PRO FORMA     DECEMBER 31,   -----------------------
                                    1995          1996        1996(A)(B)    (A)(B)(C)(D)    1997(A)(B)    1997(A)(B)    1998(E)
                                ------------   -----------   ------------   ------------   ------------   ----------   ----------
                                                                                                           (DOLLARS IN THOUSANDS)
Net sales....................     $850,415      $662,221      $ 186,912       $889,567       $878,415      $633,743     $669,747
Cost of sales................      508,089       395,239        136,820        523,783        493,480       359,080      374,594
                                  --------      --------      ---------       --------       --------      --------     --------
Gross profit.................      342,326       266,982         50,092        365,784        384,935       274,663      295,153
Research and development.....       54,542        40,244          9,805         50,608         47,551        34,494       33,551
Selling, general and
  administrative.............      248,327       186,898         59,353        252,085        260,397       189,594      192,844
Amortization.................        2,765         2,151          1,065          6,526          6,222         4,449        5,473
Purchased research and
  development................           --            --        114,070             --         29,959        29,959        9,976
Interest expense.............       18,219        13,868          8,738         30,007         35,924        28,199       17,153
Other charges (income),
  net(f).....................       (9,331)       (1,332)        17,137         14,036         10,834         7,316        1,606
                                  --------      --------      ---------       --------       --------      --------     --------
Earnings (loss) before taxes,
  minority interest and
  extraordinary items........     $ 27,804      $ 25,153      $(160,076)      $ 12,522       $ (5,952)     $(19,348)    $ 34,550
                                  ========      ========      =========       ========       ========      ========     ========
Adjusted Operating
  Income(g)..................     $ 39,457      $ 39,840      $  17,912       $ 67,875       $ 81,541      $ 52,629     $ 68,758
                                  ========      ========      =========       ========       ========      ========     ========

---------------

(a) In connection with the Acquisition and the Safeline acquisition, the Company allocated $32,194 and $2,054, respectively, of the purchase prices to revalue certain inventories (principally work-in-progress and finished goods) to fair value (net realizable value). Substantially all such inventories revalued in connection with the Acquisition were sold during the period October 15, 1996 to December 31, 1996, and substantially all such inventories revalued in connection with the Safeline acquisition were sold in the second quarter of 1997. The charges associated with these revaluations have been excluded from the 1996 pro forma financial information.

(b) In connection with the Acquisition and the Safeline acquisition, the Company allocated, based upon independent valuations, $114,070 and $29,959, respectively, of the purchase prices to purchased research and development in process. These amounts were recorded as expenses immediately following the Acquisition and the Safeline acquisition, respectively. The amounts related to the Acquisition and the Safeline acquisition have been excluded from the 1996 pro forma information.

(c) Represents the unaudited pro forma consolidated statement of operations for fiscal year 1996, assuming the Acquisition, the Safeline acquisition, the IPO and the Refinancing occurred on January 1, 1996. The 1996 pro forma data includes certain adjustments to historical results to reflect: (i) an increase in interest expense resulting from acquisition-related borrowings, which expense has been partially offset by reduced borrowings following application of IPO proceeds and a lower effective interest rate following the Refinancing, (ii) an increase in amortization of goodwill and other intangible assets following the Acquisition and the Safeline acquisition,
    (iii) a decrease in selling, general and administrative expense to eliminate the AEA Investors Inc. annual management fee of $1,000, payment of which was discontinued upon consummation of the IPO and (iv) changes to the provision for taxes to reflect the Company's estimated effective income tax rate at a stated level of pro forma earnings before tax for the year ended December 31, 1996. Certain other one-time charges incurred during 1996 have not been excluded from the unaudited pro forma consolidated statement of operations for the year ended December 31, 1996.

                                         (Footnotes continued on following page)

(Footnotes continued from previous page)

(d) Certain one-time charges incurred during 1996 have not been excluded from the 1996 pro forma information. These charges consist of certain non-recurring items for (i) advisory fees associated with the reorganization of the Company's structure of approximately $4,800 and (ii) restructuring charges of approximately $12,600.

(e) In connection with the Bohdan acquisition, the Company allocated, based upon independent valuations, $9,976 of the purchase price to purchased research and development in process. This amount was recorded as an expense immediately following the Bohdan acquisition.

(f) Other charges (income), net generally includes interest income, foreign currency transactions, gains and losses from sales of assets and other items. For the period January 1, 1996 to October 14, 1996, the amount shown includes employee severance and other exit costs associated with the closing of its Westerville, Ohio facility. For the period October 15, 1996 to December 31, 1996, the amount shown includes employee severance benefits associated with the Company's general headcount reduction programs in Europe and North America and the realignment of the analytical and precision balance business in Switzerland. For the year ended December 31, 1997, the amount shown includes a restructuring charge of $6,300 to consolidate three facilities in North America. The amount for the nine months ended September 30, 1998 includes $650 of expenses incurred on behalf of certain selling shareholders in connection with the secondary offering completed in July 1998. See Note 14 to the audited consolidated financial statements which are included as part of this prospectus.

(g) Adjusted Operating Income is defined as operating income (gross profit less research and development and selling, general and administrative expenses) before amortization and non-recurring costs. Non-recurring costs which have been excluded are the costs set forth in Note (a) above and for the period from October 15, 1996 to December 31, 1996, and in pro forma 1996, advisory fees associated with the reorganization of the Company's structure of approximately $4,800. Non-recurring costs for the year ended December 31, 1997 include a charge of $2,500 in connection with the termination of the Company's management services agreement with AEA Investors. The Company believes that Adjusted Operating Income provides important financial information in measuring and comparing its operating performance. Adjusted Operating Income is not intended to represent operating income under U.S. GAAP and should not be considered as an alternative to net earnings (loss) as an indicator of the Company's operating performance.

NINE MONTHS ENDED SEPTEMBER 30, 1998 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1997

     Net sales were $669.7 million for the nine month period ended September 30, 1998 compared to $633.7 million for the corresponding period in the prior year. This reflected an increase of 8% in local currency (5% absent the Safeline acquisition) for the nine month period. Results during the nine month period were negatively impacted by the strengthening of the U.S. dollar against other currencies. Net sales in U.S. dollars during the nine month period increased 6%.

     Net sales in Europe increased 12% in local currencies during the nine month period ended September 30, 1998, versus the corresponding period in the prior year. The Company has continued to experience favorable sales trends in Europe, which began in the second half of 1997, as a result of the strengthening of the European economy. Net sales in local currencies during the nine month period in the Americas increased 10% due to improved market conditions across most product lines, offset in part by weakness in Latin America particularly in the third quarter. Net sales in local currencies in the nine month period ended September 30, 1998 in Asia and other markets decreased 8%. The sales decline in Asia during that period results in part from a decline in net sales throughout the period in Southeast Asia and Korea. In addition, during the most recent three months the Company has also experienced a decline in net sales in Japan. The Company's sales and operating results in Asia and other emerging markets have deteriorated due to poor economic conditions. These results in U.S. dollar terms have also been affected by severe currency devaluations. The Company anticipates that market conditions in Asia and other emerging markets will continue to adversely affect sales and that margins in that region will be reduced. The Company believes that its sales growth on a U.S. dollar basis was reduced by 1 to 2 percentage points for the nine months ended September 30, 1998 as a result of these poor economic conditions and devaluations.

     The operating results for Safeline (which were included in the Company's results from May 31, 1997) would have had the effect of increasing the Company's net sales by an additional $19.0 million for the nine month period ended September 30, 1997, if included from January 1, 1997. Additionally, Safeline's operating results during the same period would have increased the Company's Adjusted Operating Income (gross profit less research and development and selling, general and administrative expenses before amortization and non-recurring costs) by $4.4 million.

     Gross profit as a percentage of net sales increased to 44.1% for the nine months ended September 30, 1998, compared to 43.3% for the nine months ended September 30, 1997. The 1997 nine month period includes a $2.1 million non-cash charge associated with the excess of fair value over historical cost for inventories acquired in the Safeline acquisition.

     Research and development expenses as a percentage of net sales decreased to 5.0% for the nine months ended September 30, 1998, compared to 5.4% for the corresponding period in the prior year. However, the local currency spending level remained relatively constant for the nine month period.

     In July 1998, the Company acquired Bohdan Automation Inc., a leading supplier of laboratory automation and automated synthesis products. The Company incurred a charge of $10.0 million immediately following the acquisition based upon an independent valuation for purchased research and development costs for products being developed that have not established technological feasibility as of the date of the acquisition which, if unsuccessful, have no alternative future use. The Company expects that the projects underlying these research and development efforts will be substantially complete over the next two years.

     Selling, general and administrative expenses as a percentage of net sales decreased to 28.8% for the nine months ended September 30, 1998, compared to 29.9% for the corresponding period in the prior year. This decrease primarily reflects the benefits of ongoing cost efficiency programs.

     Adjusted Operating Income was $68.8 million, or 10.3% of sales, for the nine months ended September 30, 1998 compared to $52.6 million, or 8.3% of sales, for the corresponding period in the prior year, an increase of 30.6%. The 1997 nine month period excludes the previously noted charge of $2.1 million for the revaluation of inventories to fair value in connection with the Safeline acquisition.

     Interest expense decreased to $17.2 million for the nine month period ended September 30, 1998, compared to $28.2 million for the corresponding period in the prior year. The decrease was principally due to benefits received from the IPO, the Refinancing and cash flow provided by operations.

     Other charges, net were $1.6 million for the nine month period ended September 30, 1998 compared to other charges, net of $7.3 million for the corresponding period in the prior year. The 1998 nine month amount includes a one-time charge of $0.7 million relating to the secondary offering during that period. The 1998 nine month amount also includes gains on asset sales offset by other charges. The 1997 period includes restructuring related charges of $3.3 million and other charges of $3.5 million ($2.9 million after tax) relating to
(i) certain derivative financial instruments acquired in 1996 and closed in 1997 and (ii) foreign currency exchange losses resulting from certain unhedged bank debt denominated in foreign currencies. Such derivative financial instruments and such unhedged bank debt are no longer held pursuant to current Company policy.

     The provision for taxes is based upon the Company's estimated annual effective tax rate for the related period. The Company recently lowered its estimated annual effective tax rate to approximately 30% for the full year 1998, before purchased research and development costs that are non-deductible. The estimated annual effective tax rate for 1998 includes a benefit of approximately 5 percentage points based upon a change in Swiss tax law which will benefit only the 1998 period.

     The extraordinary loss of $9.6 million in the nine month period ended September 30, 1997 represents charges for the write-off of capitalized debt issuance fees and related expenses associated with a previous credit facility.

     Net earnings excluding the expenses for purchased research and development and the secondary offering were $31.4 million for the nine month period ended September 30, 1998, compared to net earnings before non-recurring items of $10.5 million for the corresponding period in the prior year. Such non-recurring items in 1997 include the previously mentioned charges for purchased research and development, the revaluation of inventories to fair value, restructuring, losses relating to derivative financial instruments and unhedged bank debt denominated in foreign currencies, and the extraordinary item - debt extinguishment. Including these items, the net earnings for the nine month period ended September 30, 1998 were $20.8 million, compared with net losses in the comparable 1997 period of $36.6 million.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO PRO FORMA YEAR ENDED DECEMBER 31, 1996

     Net sales were $878.4 million for 1997, compared to pro forma 1996 net sales of $889.6 million. As previously described, pro forma 1996 includes a full year of Safeline's operating results, while 1997 only includes the operating results of Safeline from May 31, 1997. Net sales in local currencies during the year increased 11% (excluding Safeline results from pro forma 1996) and 7% (excluding Safeline results from both pro forma 1996 and actual 1997).

     Net sales in local currencies in 1997 in Europe increased 6% as compared to net sales in local currencies in pro forma 1996 (excluding Safeline results from pro forma 1996). Net sales in local currencies during 1997 in the Americas increased 11%, principally due to improved market conditions for sales to industrial and food retailing customers. Net sales in local currencies in 1997 in Asia and other markets increased 30%, primarily as a result of the establishment of additional direct marketing and distribution in the region. During the six months ended December 31, 1997, sales trends in Europe were more favorable compared to sales trends in the first two quarters of 1997. Overall, the Company's business in Asia and other markets has remained solid. However, growth in net sales in Southeast Asia and Korea (which collectively represent approximately 3% of the Company's total net sales for 1997) slowed.

     The operating results for Safeline (which as previously noted were included in the Company's results from May 31, 1997) had the effect of increasing the Company's net sales by $28.5 million for 1997. Additionally, Safeline's operating results had the effect of increasing the Company's Adjusted Operating Income by $7.1 million for the same period. The Company recorded non-cash purchase accounting adjustments for purchased research and development ($30.0 million) and the sale of inventories revalued to fair value ($2.1 million) during such period.

     Gross profit before non-recurring acquisition costs as a percentage of net sales increased to 44.1% for 1997, compared to 41.1% for pro forma 1996. Gross profit in 1997 includes the previously noted $2.1 million non-cash charge associated with the excess of the fair value over the historic value of inventory acquired in the Safeline acquisition. The improved gross profit percentage reflects the benefits of reduced product costs arising from the Company's research and development efforts, ongoing productivity improvements and the depreciation of the Swiss franc against the Company's other principal trading currencies.

     Research and development expenses as a percentage of net sales decreased to 5.4% for 1997, compared to 5.7% for pro forma 1996; however, the local currency spending level remained relatively constant period to period.

     Selling, general and administrative expenses as a percentage of net sales increased to 29.6% for 1997, compared to 28.3% for pro forma 1996. This increase is primarily a result of establishing additional direct marketing and distribution in Asia.

     Adjusted Operating Income was $81.5 million, or 9.3% of net sales in 1997 compared to $67.9 million, or 7.6% of net sales in pro forma 1996, an increase of 20.1% (28.4% excluding Safeline results from both pro forma 1996 and actual
1997). The 1997 period excludes non-recurring costs of $2.1 million for the revaluation of inventories to fair value in connection with the Safeline acquisition and $2.5 million paid to terminate the management contract with AEA Investors.

     As previously noted, in connection with the Safeline acquisition, $30.0 million of the purchase price was attributed to purchased research and development in process. Such amount was expensed immediately following the Safeline acquisition. The technological feasibility of the products being developed had not been established as of the date of the Safeline acquisition. The Company expects that the projects underlying these research and development efforts will be substantially complete over the next two years.

     Interest expense was $35.9 million for 1997, compared to $30.0 million for pro forma 1996. The difference is principally due to the fact that the pro forma 1996 information reflects a full year of the benefits of reduced borrowing costs in connection with the Company's IPO and Refinancing which occurred in November 1997.

     Other charges, net of $10.8 million for 1997 includes restructuring related charges of approximately $6.3 million and other charges of approximately $3.5 million relating to (i) certain financial derivative financial instruments acquired in 1996 and closed in 1997 and (ii) foreign currency exchange losses resulting from certain unhedged bank debt denominated in foreign currencies (such derivative financial instruments and such unhedged bank debt are no longer held pursuant to current Company policy). The decrease compared to other charges, net of $14.0 million for pro forma 1996 is principally a result of lower restructuring related charges in 1997 compared to pro forma 1996 ($6.3 million versus $12.6 million).

     The significant increase in the Company's effective tax rate in 1997 was primarily attributable to the nondeductibility of goodwill and purchased research and development charges incurred in connection with the Safeline acquisition.

     Net earnings before non-recurring items were $19.1 million in 1997. Such non-recurring items in 1997 include the previously mentioned charges for purchased research and development, the revaluation of inventories to fair value, the termination fee paid to AEA Investors, the restructuring of North American operations and losses relating to derivative financial instruments and unhedged bank debt denominated in foreign currencies. Including these charges of $43.0 million after taxes, the net loss before extraordinary items was $23.9 million for 1997 compared to net earnings of $5.0 million for pro forma 1996.

     The extraordinary loss of $41.2 million in 1997 represents charges for the early repayment premium on the senior subordinated notes and the write-off of capitalized debt issuance fees associated with the senior subordinated notes and previous credit facilities.

FOR THE PERIOD FROM JANUARY 1, 1996 TO OCTOBER 14, 1996, THE PERIOD FROM OCTOBER 15, 1996 TO DECEMBER 31, 1996 AND PRO FORMA 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Net sales for the period from January 1, 1996 to October 14, 1996 and for the period from October 15, 1996 to December 31, 1996 were $662.2 million and $186.9 million, respectively. Pro forma 1996 net sales were $889.6 million, or $849.1 million excluding Safeline results, compared to actual net sales of $850.4 million in 1995. Net sales (pro forma excluding Safeline) in local currency increased 3%, excluding the impact of reductions of the systems business, but were offset by a strengthening of the U.S. dollar, the Company's reporting currency, relative to the local currencies of the Company's operations. The flat sales (pro forma excluding Safeline) in 1996 compared to actual 1995 resulted from slightly lower sales from products in the industrial and food retailing markets, offset by strong performance by the product lines in the laboratory market. The growth in the laboratory market was across substantially all product lines and geographical regions as sales in local currency (excluding Safeline) increased 7% compared to the previous year. In particular, new product introductions in titration, thermal and reaction calorimetry as well as new Ohaus products for the education, laboratory and light industrial market helped to increase laboratory market sales. The slight decline in industrial and food retailing sales resulted from overall weakness in the European market where the Company has been able to retain its market share. This market weakness has persisted in early 1997.

     Net sales (pro forma excluding Safeline) in Europe in local currency decreased 2% in 1996 compared to actual 1995 due to a weaker second half of the year in 1996 in all major markets, and especially in key countries such as Germany, France and the United Kingdom. Net sales (pro forma excluding Safeline) in the Americas in local currency increased by 5% over actual 1995 due to growth in the United States and Latin America and double digit expansion in laboratory measurement instruments other than balances and in related service. Net sales (pro forma excluding Safeline) in Asia and other markets in local currency increased by 8% over actual 1995, primarily as a result of significantly increased sales in the Shanghai operation and strong sales in Japan and Australia.

     Gross profit for the period from January 1, 1996 to October 14, 1996 and for the period from October 15, 1996 to December 31, 1996 was $267.0 million and $50.1 million, respectively. Pro forma 1996 gross profit was $365.8 million or $349.3 million (excluding Safeline results). This compares to $342.3 million in actual 1995. Pro forma gross profit as a percentage of sales increased to 41.1% in 1996 from 40.3% in actual 1995. The increased gross profit margin resulted principally from operational improvements and the depreciation of the Swiss franc against the Company's other principal trading currencies. See "-- Effect of Currency on Results of Operations."

     Selling, general and administrative expenses and research and development expenses for the period from January 1, 1996 to October 14, 1996 and for the period from October 15, 1996 to December 31, 1996 were $227.1 million and $69.2 million, respectively. Pro forma 1996 selling, general and administrative and research and development expenses totaled $302.7 million or $296.1 million excluding Safeline. This compares to $302.9 million in actual 1995. Pro forma selling, general and administrative expenses and research and development expenses as a percentage of net sales decreased to an aggregate of 34.0% in 1996 from 35.6% in actual 1995. The cost decreases resulted primarily from the currency effect of the depreciation of the Swiss franc against the Company's other major trading currencies and the Company's cost control efforts. These cost decreases were partially offset by non-recurring legal and advisory fees of $4.8 million.

     In connection with the Acquisition, the Company allocated, based upon independent valuations, $114.1 million of the purchase price to purchased research and development in process. Such amount was expensed immediately following the Acquisition.

     Interest expense for the period from January 1, 1996 to October 14, 1996 and for the period from October 15, 1996 to December 31, 1996 was $13.9 million and $8.7 million, respectively. Pro forma interest expense increased to $30.0 million in 1996 from $18.2 million in actual 1995, principally due to a higher debt level as a result of the Acquisition and the Safeline acquisition. Interest expense since the Acquisition and the Safeline acquisition is materially different.

     Other income, net for the period January 1, 1996 to October 14, 1996 of $1.3 million includes interest income of $3.4 million and severance and other exit costs of $1.9 million associated with the closing of its Westerville, Ohio facility. Other charges, net for the period October 15, 1996 to December 31, 1996 of $17.1 million principally represent (i) losses on foreign currency transactions of $8.3 million of which $5.7 million were incurred in connection with the Acquisition, (ii) employee severance benefits associated with the Company's general headcount reduction programs in Europe and North America of $4.6 million which were announced during such period, and (iii) the realignment of the analytical and precision balance business in Switzerland of $6.2 million which was internally announced in December 1996. In connection with such programs the Company reduced its workforce by approximately 170 employees in 1996 and intends to further reduce its workforce by approximately 70 employees in 1997. The Company anticipates that as a result of the foregoing it will achieve cost savings consisting primarily of lower employee salary and benefit costs and fixed manufacturing costs. In addition, at the time of the Acquisition, the Company estimated it would incur additional selling, general and administrative expenses of $1.3 million annually as a result of the Acquisition.

     Earnings before taxes and minority interest for the period from January 1, 1996 to October 14, 1996 was $25.2 million. Loss before taxes and minority interest for the period from October 15, 1996 to December 31, 1996 was $160.1 million. This loss includes non-recurring costs of $114.1 million for the allocation of purchase price to in-process research and development projects, $32.2 million for the revaluation of inventories to fair value, $9.9 million of other charges (an additional $1.9 million of other charges was incurred by the Predecessor Business in 1996) and $4.8 million for non-recurring legal and advisory fees. Pro forma earnings before taxes and minority interest would have been $12.5 million in 1996. Pro Forma Adjusted Operating Income would have been $67.9 million in 1996, or $58.0 million (excluding Safeline), compared to $39.5 million in actual 1995.

     Net earnings for the period from January 1, 1996 to October 14, 1996 were $14.5 million. The net loss for the period from October 15, 1996 to December 31, 1996 was $159.0 million. Pro forma net earnings of $5.0 million in 1996 compared to net earnings of $18.3 million in actual 1995.

LIQUIDITY AND CAPITAL RESOURCES

     Prior to the acquisition of the Company from Ciba-Geigy, the Company's cash was used primarily for working capital requirements and to fund capital expenditures, service debt and pay dividends to Ciba-Geigy. The Company's liquidity was affected by its own acquisition from Ciba-Geigy as well as by subsequent acquisitions completed by the Company. The acquisition from Ciba-Geigy was financed principally through capital contributions of $190.0 million before related expenses from the Company, borrowings under a previous credit agreement of $307.0 million and $135.0 million from the issuance of its 9 3/4% Senior Subordinated Notes due 2006 (the "Notes").

     In May 1997, additional leverage was added through the acquisition of Safeline. The purchase price for Safeline was L63.7 million (approximately $104.4 million at May 30, 1997), including a post-closing adjustment of L1.9 million which was paid in October 1997 and an earn-out of L0.8 million which was paid in June 1998.

     The Company continues to explore potential acquisitions. In connection with any acquisition, the Company may incur additional indebtedness.

     The Company's liquidity was improved as a result of its initial public offering in November 1997 and the refinancing undertaken at that time. In the refinancing, the Company entered into a new credit agreement and repurchased all of the Notes using proceeds from the IPO and borrowings under the credit agreement.

     At September 30, 1998, the Company's consolidated debt, net of cash, was $362.8 million. The Company had borrowings of $351.5 million under its credit agreement and $26.9 million under various other arrangements as of September 30, 1998. Of its credit agreement borrowings, approximately $188.8 million was borrowed as term loans scheduled to mature in 2004, and $162.7 million was borrowed under a multi-currency revolving credit facility. At September 30, 1998, the Company had $239.2 million of availability remaining under the revolving credit facility.

     At September 30, 1998, approximately $111.6 million of the borrowings under the credit agreement were denominated in U.S. dollars. The balance of the borrowings under the credit agreement and under local working capital facilities were denominated in certain of the Company's other principal trading currencies amounting to approximately $266.8 million at September 30, 1998. Changes in exchange rates between the currencies in which the Company generates cash flow and the currencies in which its borrowings are denominated affect the Company's liquidity. In addition, because the Company borrows in a variety of currencies, its debt balances fluctuate due to changes in exchange rates.

     Under the credit agreement, amounts outstanding under the term loans amortize in quarterly installments. In addition, the credit agreement obligates the Company to make mandatory prepayments in certain circumstances with the proceeds of asset sales or issuance of capital stock or indebtedness and with certain excess cash flow. The credit agreement imposes certain restrictions on the Company and its subsidiaries, including restrictions on the ability to pay dividends to its shareholders, incur indebtedness, make investments, grant liens, sell financial assets and engage in certain other activities. The Company must also comply with certain financial covenants. The credit agreement is secured by certain assets of the Company.

     Cash provided by operating activities continues to significantly exceed the Company's capital expenditure requirements. The Company's cash provided by operating activities increased to $38.5 million in the nine months ended September 30, 1998 from $30.3 million in the nine months ended September 30, 1997. The increase resulted principally from improved Adjusted Operating Income and lower interest costs resulting from the IPO and related refinancing and reduced debt levels. For the year ended December 31, 1997, cash provided by operating activities was $55.6 million as compared to $62.5 million for the period

January 1, 1996 to October 14, 1996 and $9.6 million for the period October 15, 1996 to December 31, 1996. The 1997 results reflect higher interest costs resulting from the Acquisition and the Safeline acquisition.

     During the nine months ended September 30, 1998, the Company spent approximately $15.0 million in cash on acquisitions. These purchases were funded from cash generated from operations and additional borrowings. The Company may be required to make additional earn-out payments relating to certain of these acquisitions in the future.

     Capital expenditures are a significant use of funds by the Company, and are made primarily for machinery, equipment and the purchase and expansion of facilities, including the purchase of land for, and construction of, the Company's Shanghai manufacturing facility. The Company's capital expenditures totaled $25.9 million in 1995, $29.4 million in pro forma 1996 and $22.3 million in actual 1997. During the nine months ended September 30, 1998, the Company spent $17.3 million on capital expenditures compared to $13.3 million for the first nine months of 1997. Capital expenditures for 1999 are expected to increase over 1998 levels, but should remain consistent with earlier periods.

     The Company currently believes that cash flow from operating activities, together with borrowings available under the credit agreement and local working capital facilities, will be sufficient to fund currently anticipated working capital needs and capital spending requirements as well as debt service requirements for at least several years, but there can be no assurance that this will be the case.

EFFECT OF CURRENCY ON RESULTS OF OPERATIONS


     Because the Company conducts operations in many countries, its operating income can be significantly affected by fluctuations in currency exchange rates. Swiss franc-denominated expenses represent a much greater percentage of the Company's operating expenses than Swiss franc-denominated sales represent of its net sales. In part, this is because most of the Company's manufacturing costs in Switzerland relate to products that are sold outside of Switzerland. Moreover, a substantial percentage of the Company's research and development expenses and general and administrative expenses are incurred in Switzerland. Therefore, if the Swiss franc strengthens against all or most of the Company's major trading currencies (e.g., the U.S. dollar, the Euro, other major European currencies and the Japanese Yen) the Company's operating profit is reduced. The Company also has significantly more sales in European currencies (other than the Swiss franc) than the Company has expenses in those currencies. Therefore, when European currencies weaken against the U.S. dollar and the Swiss franc, it also decreases the Company's operating profits. In recent years, the Swiss franc and other European currencies have generally moved in a consistent manner versus the U.S. dollar. Therefore, because the two effects previously described have offset each other, the Company's operating profits have not been materially affected by movements in the U.S. dollar exchange rate versus European currencies. However, there can be no assurance that these currencies will continue to move in a consistent manner in the future. In addition to the effects of exchange rate movements on operating profits, the Company's debt levels can fluctuate due to changes in exchange rates, particularly between the U.S. dollar and the Swiss franc.


YEAR 2000 ISSUE

     The Company has in place detailed programs to address Year 2000 readiness internally and with certain suppliers. The Year 2000 issue is the result of computer logic that was written using two digits rather than four to define the applicable year. Any computer logic that processes date-sensitive information may recognize dates using "00" as the year 1900 rather than the year 2000, which could result in miscalculations or system or equipment failures.

     Pursuant to the Company's readiness programs, all major categories of information technology systems and non-information technology systems (e.g., equipment with embedded microprocessors) in use by the Company, including manufacturing, sales, financial and human resources, are being inventoried and assessed. In addition, plans have been developed for the required systems modifications or replacements. With respect to its information technology systems, the Company has completed the entire assessment phase and most of the remediation phase. The remediation phase has been completed for most major facilities with the exception of facilities in Spain, Sweden and certain U.S. and German facilities. With respect to its non-information technology systems, the Company has completed the assessment phase and nearly all of the remediation phase. Selected areas, both internal and external, will be tested to assure the integrity of the Company's remediation programs. The testing is expected to be completed by September 1999. The Company plans to have all internal mission-critical information technology and non-information technology systems Year 2000 compliant by September 1999.

     The Company has also reviewed its products, including products sold in recent years, to determine if they are Year 2000 compliant. In its current product line the Company believes that most of its products are Year 2000 compliant. For products currently in use, the Company is reviewing the risks by product item with many customers and in many instances has suggested that the customer replace the older product.

     The Company is also communicating with its major suppliers to assess the potential impact on the Company's operations if those parties fail to become Year 2000 compliant in a timely manner. While this process is not yet complete, based upon responses to date, it appears that many of those suppliers have only indicated that they have in place Year 2000 readiness programs, without specifically confirming that they will be Year 2000 compliant in a timely manner. Risk assessment, readiness evaluation, action plans and contingency plans related to the Company's significant suppliers are expected to be completed by September 1999.

     The costs incurred to date related to its Year 2000 activities have not been material to the Company, and, based upon current estimates, the Company does not believe that the total cost of its Year 2000 readiness programs will have a material adverse impact on the Company's results of operations or financial condition. The total costs are not easy to quantify since many of the steps the Company is taking relate to ongoing systems updating, a small component of which relates to Year 2000 compliance. In certain instances, the Company has accelerated such updates. As a result of our ongoing systems updating, the Company does not expect to realize a significant reduction in related expenditures once the work on Year 2000 compliance is completed.

     The Company's readiness programs also include the development of contingency plans to protect its business and operations from Year 2000-related interruptions. These plans should be complete by September 1999 and, by way of example, will include back-up procedures, identification of alternate suppliers, where possible, and increases in safety inventory levels. Based upon the Company's current assessment of its non-information technology systems, the Company does not believe it necessary to develop an extensive contingency plan for those systems. There can be no assurances, however, that any of the Company's contingency plans will be sufficient to handle all problems or issues which may arise.

     The Company believes that it is taking reasonable steps to identify and address those matters that could cause serious interruptions in its business and operations due to Year 2000 issues. However, delays in the implementation of new systems, a failure to fully identify all Year 2000 dependencies in the Company's systems and in the systems of its suppliers, a failure of such third parties to adequately address their respective Year 2000 issues, or a failure of a contingency plan could have a material adverse effect on the Company's business, financial condition and results of operations. For example, the Company would experience a material adverse impact on its business if significant suppliers of components were unable to deliver on a timely basis, if major utilities failed, such as those providing water, electricity and telephone services, causing the Company to lose production capabilities or limit other operations, if a significant portion of the Company's billing system was not functioning, causing a working capital deficit or if costs increased from warranty claims or customer claims of product liability.

     The statements set forth herein concerning Year 2000 issues which are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. In particular, the costs associated with the Company's Year 2000 programs and the time-frame in which the Company plans to complete Year 2000 modifications are based upon management's best estimates. These estimates were derived from internal assessments and assumptions of future events. These estimates may be adversely affected by the continued availability of personnel and system resources, and by the failure of significant third parties to properly address Year 2000 issues. Therefore, there can be no guarantee that any estimates, or other forward-looking statements will be achieved, and actual results could differ significantly from those contemplated.

EUROPEAN MONETARY UNION


     Within Europe, the European Economic and Monetary Union (the "EMU") introduced a new currency, the Euro, on January 1, 1999. The new currency is in response to the EMU's policy of economic convergence to harmonize trade policy, eliminate business costs associated with currency exchange and to promote the free flow of capital, goods and services. Switzerland is not part of the EMU.



     On January 1, 1999, the participating countries adopted the Euro as their local currency, initially available for currency trading on currency exchanges and noncash (banking) transactions. The existing local currencies, or legacy currencies, will remain legal tender through January 1, 2002. Beginning on January 1, 2002, Euro-denominated bills and coins will be issued for cash transactions. For a period of six months from this date, both legacy currencies and the Euro will be legal tender. On or before July 1, 2002, the participating countries will withdraw all legacy currency and use exclusively the Euro.


     The Company has recognized the introduction of the Euro as a significant event with potential implications for existing operations. Currently, the Company operates in all of the participating countries in the EMU. The Company expects nonparticipating European Union countries, such as Great Britain, where the Company also has operations, to eventually join the EMU.

     The Company has committed resources to conduct risk assessments and to take corrective actions, where required, to ensure the Company is prepared for the introduction of the Euro. The Company has undertaken a review of the Euro implementation and has concentrated on areas such as operations, finance, treasury, legal, information management, procurement and others, both in participating and nonparticipating European Union countries where the Company operates. Also, existing legacy accounting and business systems and other business assets have been reviewed for Euro compliance, including assessing any risks from third parties. Progress regarding Euro implementation is reported periodically to management.

     Because of the staggered introduction of the Euro regarding noncash and cash transactions, the Company has developed its plans to address its accounting and business systems first and its business assets second. The Company expects to be Euro compliant within its accounting and business systems by the end of 1999 and compliant within its other business assets prior to the introduction of the Euro bills and coins. Compliance in participating and nonparticipating countries will be achieved primarily through upgraded systems, which were previously planned to be upgraded. Remaining systems will be modified to achieve compliance. The Company does not currently expect to experience any significant operational disruptions or to incur any significant costs, including any currency risk, which could materially affect the Company's liquidity or capital resources. The Company is preparing plans to address issues within the transitional period when both legacy and Euro currencies may be used.

     The Company is reviewing its pricing strategy throughout Europe due to the increased price transparency created by the Euro and is attempting to adjust prices in some of its markets. The Company is also encouraging its suppliers, even in Switzerland, to commence transacting in Euro. The Company does not believe that the effect of these adjustments will be material.

     The Company has a disproportionate amount of its costs in Swiss francs relative to sales. Historically, the potential currency impact has been muted because currency fluctuations between the Swiss franc and other major European currencies have been minimal and there is greater balance between total European (including Swiss) sales and costs. However, if the introduction of the Euro results in a significant weakening of the Euro against the Swiss franc, the Company's financial performance could be harmed.

     The statements set forth herein concerning the introduction of the Euro which are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. In particular, the costs associated with the Company's Euro programs and the time-frame in which the Company plans to complete Euro modifications are based upon management's best estimates. These estimates were derived from internal assessments and assumptions of future events. There can be no guarantee that any estimates or other forward-looking statements will be achieved, and actual results could differ significantly from those contemplated.

TAXES

     The Company is subject to taxation in many jurisdictions throughout the world. The Company's effective tax rate and tax liability will be affected by a number of factors, such as the amount of taxable income in particular jurisdictions, the tax rates in such jurisdictions, tax treaties between jurisdictions, the extent to which the Company transfers funds between jurisdictions and repatriates income, and changes in law. Generally, the tax liability for each legal entity is determined either (i) on a non-consolidated/combined basis or (ii) on a consolidated/combined basis only with other eligible entities subject to tax in the same jurisdiction, in either case without regard to the taxable losses of non-consolidated/combined affiliated entities. As a result, the Company may pay income taxes to certain jurisdictions even though the Company on an overall basis incurs a net loss for the period.

ENVIRONMENTAL MATTERS

     The Company is subject to various environmental laws and regulations, including those relating to:

     - air emissions

     - wastewater discharges

     - the handling and disposal of solid and hazardous wastes

     - the remediation of contamination associated with the use and disposal of hazardous substances

     The Company incurs capital and operating expenditures in complying with environmental laws and regulations both in the United States and abroad. The Company is currently involved in, or has potential liability with respect to, the remediation of past contamination in facilities both in the United States and abroad. In addition, some of these facilities have or had been in operation for many decades and may have used substances or generated and disposed of wastes that are hazardous or may be considered hazardous in the future. Such sites and disposal sites owned by others to which the Company sent waste may in the future be identified as contaminated and require remediation. Accordingly, it is possible that the Company could become subject to additional environmental liabilities in the future that may harm its results of operations or financial condition. However, the Company does not anticipate any material adverse effect on its results of operations or financial condition as a result of future costs of environmental compliance.

INFLATION

     Inflation can affect the costs of goods and services used by the Company. The competitive environment in which the Company operates limits somewhat the Company's ability to recover higher costs through increased selling prices. Moreover, there may be differences in inflation rates between countries in which the Company incurs the major portion of its costs and other countries in which the Company sells its products, which may limit the Company's ability to recover increased costs. The Company remains committed to operations in China, Latin America and Eastern Europe, which have experienced inflationary conditions. To date, inflationary conditions have not had a material effect on the Company's operating results. However, if the Company's presence in China, Latin America and Eastern Europe increases, these inflationary conditions could have a greater impact on the Company's operating results.

SEASONALITY

     The Company's business has historically experienced a slight amount of seasonal variation, with sales in the first quarter slightly lower than, and sales in the fourth quarter slightly higher than, sales in the second and third quarters. This trend has a somewhat greater effect on income from operations than on net sales because fixed costs are spread evenly across all quarters.

FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS

     Before 1997, the Company entered into currency forward and option contracts primarily as a hedge against anticipated foreign currency exposures and not for speculative purposes. Such contracts, which are types of financial derivatives, limit the Company's exposure to both favorable and unfavorable currency fluctuations. These contracts are adjusted to reflect market values as of each balance sheet date, with the resulting unrealized gains and losses being recognized in financial income or expense, as appropriate. At September 30, 1998, all remaining derivative instruments met the requirements of hedge accounting.

     During 1997 and 1998, the Company entered into certain interest rate swap and cap agreements. See Note 5 to the audited consolidated financial statements included in this prospectus.

NEW ACCOUNTING STANDARDS

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement will change the way public companies report information about segments of their business in annual financial statements and requires them to report selected financial information in their quarterly reports issued to shareholders. It also requires entity-wide disclosures about products and services an entity provides, the material countries in which it holds assets and reports revenues, and its major customers. The statement is effective for fiscal years beginning after December 15, 1997. The respective disclosure required by this statement will be incorporated in the Company's 1998 consolidated financial statements.

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This statement provides guidance on accounting for the costs of computer software developed or obtained for internal use. This statement requires entities to capitalize certain internal-use software costs once certain criteria are met, and is effective for financial statements for fiscal years beginning after December 15, 1998. Management estimates the adoption of this statement will not have an adverse effect on its consolidated financial statements.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Management has not determined the effect of the adoption of this statement.

RECENT SEC ANNOUNCEMENTS

     On September 28, 1998, the SEC Chairman raised the concern that U.S. reporting companies were classifying an ever-growing portion of the acquisition price for acquisitions as purchased in-process research and development. The SEC Chief Accountant has also written a letter to the AICPA SEC Regulations Committee to express concerns regarding purchased in-process research and development.

     Among other items, the Chief Accountant's letter has provided guidance upon a stage completion approach to allocate value associated with the research and development projects between the completed portion at the date of acquisition, and the portion to be completed by the acquirer. Purchased in-process research and development represents the value assigned in a purchase business combination to research and development projects of the acquired business that were commenced but not yet completed at the date of acquisition and which, if unsuccessful, have no alternative future use in research and development activities or otherwise. In accordance with Statement of Financial Accounting Standards No. 2, "Accounting for Research and Development Costs," as interpreted by FASB Interpretation No. 4, amounts assigned to purchased in-process research and development meeting the above criteria must be charged to expense at the date of consummation of the purchase business combination.

     The Company recorded a charge for purchased in-process research and development in the third quarter of 1998 relating to the acquisition of Bohdan Automation Inc. The Company believes that this charge was calculated in accordance with U.S. GAAP and recent SEC guidance. However, if the SEC were to adopt a different standard on a retroactive basis than that applied by the Company or object to the Company's application of the recent SEC guidance, the Company could be required to restate its earnings. Moreover, any adjustment could result in earnings in the future being reduced by additional goodwill amortization. The Company recorded similar charges in its 1996 and 1997 consolidated financial statements relating to prior acquisitions. These consolidated financial statements were audited by its independent accountants.

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

     This prospectus includes forward-looking statements based on the Company's current expectations and projections about future events, including:

     - strategic plans

     - potential growth, including penetration of developed markets and opportunities in emerging markets

     - planned product introductions

     - planned operational changes and research and development efforts

     - Year 2000 issues

     - Euro conversion issues

     - future financial performance, including expected capital expenditures

     - research and development expenditures

     - estimated proceeds from and the timing of asset sales

     - potential acquisitions

     - future cash sources and requirements

     - potential cost savings from planned employee reductions and restructuring programs

     These forward-looking statements are subject to a number of risks and uncertainties, including those identified in "Risk Factors," which could cause the Company's actual results to differ materially from historical results or those anticipated and certain of which are beyond the Company's control. The words "believe," "expect," "anticipate" and similar expressions identify forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. New risk factors emerge from time to time and it is not possible for the Company to predict all such risk factors, nor can the Company assess the impact of all such risk factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

                                    INDUSTRY


OVERVIEW

     Weighing instruments are among the most broadly used measuring devices, and their results are often used as the basis of commercial transactions. Analytical instruments are critical to the research and development and quality control efforts of end-users, while metal detection systems provide important quality and safety checks in production and packaging. We estimate that total 1997 sales for products and services in the global markets for weighing instruments and other measurement instruments were approximately $6.0 billion. Furthermore, the overall market is diverse, with our products finding applications in a number of different settings. Some typical uses for our products in our principal markets and an overview of the variety of customers to whom we sell are as follows:

     Uses

     LABORATORY products, including balances, analytical instruments and process control devices, are sold to a demanding customer base of researchers and quality control departments who require products of exceptional performance and reliability.

     INDUSTRIAL products, including a variety of weighing technologies as well as metal detection equipment, are very often sold to the same customer base as laboratory products but are used in different areas of our customers' businesses. For example, industrial products are used in raw material handling, production, packaging and transportation. These products are often an integral part of our customers' manufacturing systems, very often directly integrated into their process control and/or data processing systems.

     FOOD RETAILING products, including retail scales, price labeling devices and wrapping equipment, are principally sold to large super and hypermarkets in solutions that combine weighing technologies with networked software to help our customers manage their perishable goods such as meat, fruit, vegetables and cheeses.

     Customers

     PRIVATE SECTOR: pharmaceutical, biotechnology, chemicals, food and beverage, food retailing, cosmetics, metals, electronics, transportation

     PUBLIC SECTOR: schools, universities, government standards laboratories

     The market for weighing and other instruments, particularly those used in industrial and food retailing applications, has traditionally been fragmented both geographically and by type of application. Many manufacturers have a strong market position in their home countries but a much smaller presence in other markets. Similarly, manufacturers have tended to be focused on a particular application or group of applications.

     Customers often spend a relatively small component of their aggregate expenditures on weighing instruments. However, weighing instruments perform important functions in quality control, process control and research and can improve productivity. As a result, we believe weighing instrument customers insist on accuracy, product reliability, technical innovation, service quality and past experience with a manufacturer's products; cost seems to be a secondary consideration. Weighing instrument manufacturers also provide their customers with a significant amount of service and support, including repair, calibration, certification and preventive maintenance. This service and support generates recurring revenues for manufacturers. In addition, customers tend to be loyal once they have selected a supplier. We believe this is because customers would face additional costs for training, spare parts, service and systems integration if they switched to or added other brands of weighing equipment. This factor benefits suppliers with a large installed base.

DEMAND TRENDS

     In developed markets (Europe, North America and Japan), laboratory demand for instruments has been influenced by sales trends in end-user industries and demand for new products that can be integrated into an automated laboratory environment. Demand for weighing instruments in the industrial and food retailing market has been driven by the increasing use of weighing applications in the control and regulation of manufacturing and logistics processes, customers' needs to upgrade to network-ready weighing equipment and general growth in end-user industries. Demand in emerging markets, such as Asia, has been fueled by companies requiring additional and more sophisticated weighing instruments and systems.

     Analytical Instruments Markets. We believe that customers for laboratory analytical instruments are reluctant to switch suppliers and are more likely to buy replacement products from the manufacturer of the initial system for the following reasons. Users of laboratory analytical instruments require high levels of performance and reliability due to the use of these instruments in critical steps of research and development and quality control. However, in most cases analytical instruments constitute a small percentage of customers' aggregate expenditures. In many cases, once a manufacturer's equipment is adopted in the laboratory and test methods are established using a particular instrument, the costs and/or risks of switching to a different manufacturer of instruments can be high. We believe that there are growth opportunities in our analytical instruments markets, including: growth in end-use markets such as pharmaceuticals, food and beverage, consumer products, environmental testing and chemicals; increased research and development spending in major customer segments such as the pharmaceutical and biotech industries; and increased customer emphasis on productivity and automation.

     Metal Detection Equipment Markets. Users of metal detection equipment are typically companies in the food processing, pharmaceutical, cosmetics, chemicals and other industries that must ensure that their products are free from contamination by metal particles. Selling products that are contaminated by metal can have severe consequences for these companies, resulting in potential litigation and product recalls. Consequently, purchasers of metal detectors value accuracy and stability of their detectors. We believe that customers are reluctant to switch brands since they would need to retrain line operators in the use of new equipment and alter quality assurance and calibration routines. Manufacturers therefore enjoy recurring and follow-on revenues from existing customers. We believe that in developed markets, increased demand for metal detectors results from an increasing consumer and regulatory focus on product safety. Moreover, we expect that exports of food products to industrialized nations from lesser developed countries will contribute to demand for metal detectors in emerging markets.

GROWTH DRIVERS

     Integration with Customer Management Information Systems. The markets for our precision instruments have experienced increasing customer demand for products with sophisticated data handling and storage capabilities that can be integrated into management information systems. In the laboratory market, weighing and analytical instruments are now capable of storing a large number of results, performing statistical analyses and transmitting results to computers and laboratory information management systems. Laboratory customers have also demanded instruments that improve research productivity by adding automation. For example, titrators have been increasingly paired with auto-samplers, which allow a technician to set up dozens of samples for testing automatically.

     The industrial and food retailing market has experienced a similar trend, as small groceries are replaced by supermarkets and hypermarkets. Retail counter-top scales (for the weighing of perishable goods) now include database and network functions. This enables the scale to download price information from the store's master price database and provide information on sales by article, which can be integrated into the store's inventory control system. The store's master ordering system is then able to calculate shrinkage and store inventory levels based on the weight of goods processed and automatically reorder perishable goods electronically when inventory levels reach a pre-set reorder point.

     In manufacturing, weighing instruments also have become integrated into manufacturing plants' information systems as the primary means for the tracking and control of inventory. As they have become more integrated into the manufacturing process, weighing instruments also have been combined with dimensioning equipment as well as with multiple input/output devices: bar-code readers, printers and data-storage devices. Similarly, metal detection systems can be integrated with checkweighers to provide important safety and quality checks of consumer products and are linked to customers' management information systems to provide key process control data.

     Regional and Global Harmonization of Weighing and Measurement
Standards. Weights and measures were historically regulated at the national level. As a result, products had to meet numerous different national regulatory requirements. More recently, certain European national requirements have been harmonized by the European Union, and many other national requirements have been harmonized by the Organisation Internationale de Metrologie Legale, which sets international weights and measures standards. Harmonization has facilitated the ability of multinational weighing instrument producers to manufacture products that meet all relevant regulatory requirements and the development of broader-based markets for their product lines. In recent years, some governments have begun to privatize the inspection of weighing instruments used in commercial transactions. ISO-certified manufacturers of weighing instruments, such as Mettler-Toledo, whose after-sales service technicians already perform similar services for customers, are well situated to take over the inspection process from governments wishing to privatize this function.

     Standardization of Laboratory and Marketing Processes. As laboratory and manufacturing requirements and standards become more widely adopted, customers increasingly need the ability to certify laboratory results or the conformity of manufacturer processes to specification. Consequently, the accuracy of weighing instruments, analytical instruments and metal detection systems become increasingly important to purchasers. For example, ISO 9001 standards and Good Laboratory Practices and Good Manufacturing Practices, which are voluntarily adopted by participating companies, require the development of compliance procedures that must be adhered to throughout the relevant laboratory or production process. These procedures include periodic calibration and certification of measurement instruments. Certified instruments must be utilized throughout the process, and each step in the process must be accurately recorded in accordance with specified procedures so that results can be accurately traced and reproduced. An example of this trend is the increasing adoption of ISO 9001 quality guidelines by food processors, which require all production processes to be properly monitored for contamination by metal and other foreign substances.

                                    BUSINESS


OVERVIEW


     Mettler-Toledo is a leading global supplier of precision instruments. We are the world's largest manufacturer and marketer of weighing instruments for use in laboratory, industrial and food retailing applications. We also hold leading positions in various related precision measurement instrument technologies which we sell to the same customer base. For instance, we hold one of the top three global market positions in the following analytical instruments: titrators, thermal analysis systems, pH meters, automatic lab reactors and electrodes. In addition, we are the global market leader in metal detection equipment for use in the production and packaging of goods in industries such as food processing, pharmaceutical, cosmetics, chemicals and other industries.


     Market leadership and technology leadership are critical components of our success, and we have used these advantages to build our business. For instance, using our leading position in weighing instruments as our base, we have added other products, such as analytical instruments and metal detectors, that appeal to our existing customer base. In addition, we focus on the high value-added segments of our markets by delivering innovation to the marketplace. Some examples of our innovations include more accurate forms of measurement, an increased use of automation or robotics in our products and the use of custom-designed software or open-system architectures to allow data gathered by our instruments to be more easily integrated into our customers' management information systems.

     We believe our ability to maintain and enhance the strength of our leadership position in high value-added segments is due in part to the strength of our brand name and the quality of our global sales and service organization. We service a worldwide customer base through our own sales and service organization and we have a global manufacturing presence in Europe, the United States and Asia. Overall, we estimate the global market for weighing instruments to be approximately $4.5 billion and the market for other measurement instruments to be approximately $1.5 billion. In 1997, our sales were $878.4 million. In the first nine months of 1998, our sales were $669.7 million. Of this total 45% came from Europe, 44% from North and South America and 11% from Asia and other countries. Despite poor economic conditions in parts of the world during 1998, our sales have remained strong. We attribute this strength to the non-cyclical nature of our two largest markets, the pharmaceutical and food and beverage industries. Moreover, the diversified nature of our customer base and product offerings provides an additional competitive strength on a global basis and limits our exposure to local economic trends.

HISTORY

     We trace our roots to the invention of the single-pan analytical balance by Dr. Erhard Mettler and the formation of Mettler Instruments AG ("Mettler") in 1945. During the 1970s and 1980s, Mettler expanded from laboratory balances into industrial and food retailing products, and introduced the first fully electronic precision balance in 1973. The Toledo Scale Company, which we acquired in 1989, was founded in 1901 and developed a leading market position in the industrial weighing market in the United States. During the 1970s, Toledo Scale expanded into the food retailing market. When we acquired Toledo Scale, our name was changed to Mettler-Toledo to reflect the combined strengths of the two companies and to capitalize on their historic reputations for quality and innovation. During the past two decades, we have grown through additional acquisitions intended to complement our existing geographic markets and products. For instance, in 1986, we acquired the Ingold Group of companies, which manufacture electrodes, and Garvens Kontrollwaagen AG, which builds dynamic checkweighers. Toledo Scale acquired Hi-Speed Checkweigher Co., in 1981. In 1990, we acquired Ohaus Corporation, which manufactures laboratory balances. More recently, in 1997 we acquired Safeline and in 1998 we acquired Bohdan Automation.

     Mettler-Toledo International Inc. was incorporated in December 1991 and was recapitalized in connection with the October 15, 1996 acquisition (the "Acquisition") of the Mettler-Toledo group of companies from Ciba-Geigy AG. In the Acquisition, we paid cash consideration of approximately SFr 505.0 million (approximately $402.0 million at October 15, 1996), including dividends of

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

approximately SFr 109.4 million (approximately $87.1 million at October 15,
1996), paid approximately $185.0 million to settle amounts due to Ciba-Geigy and its affiliates and incurred expenses in connection with the Acquisition and related financing of approximately $29.0 million. We financed the Acquisition primarily with (i) borrowings under a credit agreement in the amount of $307.0 million, (ii) the issuance of $135.0 million of senior subordinated notes and
(iii) an equity contribution of $190.0 million primarily from AEA Investors, its shareholder-investors and our executive officers and other employees. Following the completion of our IPO, management, employees and Company sponsored pension funds held approximately 18% of the Company on a fully diluted basis.


     On May 30, 1997, we acquired Safeline Limited for L63.7 million (approximately $104.4 million at May 30, 1997). Safeline is the world's largest manufacturer and marketer of metal detection systems for companies that produce and package goods in the food processing, pharmaceutical, cosmetics, chemicals and other industries. Safeline's metal detectors can also be combined with our checkweighing products for important quality and safety checks in these industries.


     During the fourth quarter of 1997, we completed our IPO of 7,666,667 shares of common stock, including the underwriters' over-allotment options, at a per share price of $14.00. The IPO raised net proceeds, after underwriters' commission and expenses, of approximately $97.3 million. Concurrently with the IPO, we refinanced our prior credit facility and used proceeds from the refinancing and the IPO to repay the senior subordinated notes of our wholly owned subsidiary, Mettler-Toledo, Inc.

     In July 1998, certain selling shareholders completed a secondary offering of a total of 11,464,400 shares of our common stock, including the underwriters' over-allotment options. Neither we nor any of our directors, executive officers or other employees sold shares or received any proceeds from the offering.

RECENT ACQUISITIONS

     We are the leading provider of automated lab reactors and reaction calorimeters to the automated drug and chemical compound discovery and development market. We believe that our customers want solutions in this market from a company like Mettler-Toledo, with a reputation for innovation and quality and with a global presence and service network.


     We extended our product offerings to the automated drug and compound discovery market with our July 1998 acquisition of Bohdan Automation Inc. Bohdan is a leading supplier of laboratory automation and automated synthesis products used in research for life science applications for pharmaceutical and agricultural products and in other applications in the food and chemicals industries.



     On December 7, 1998, we announced that we had acquired two technologically advanced instrument companies, Applied Systems and Myriad Synthesizer Technology. Although these businesses are not currently significant in size, we believe these acquisitions are key elements in our strategic effort to further build a leading position in the field of automated solutions for drug and chemical compound discovery and development. These acquisitions enable us to offer a strong and comprehensive array of solutions, from sample preparation to compound synthesis to process development.



     Applied Systems designs, assembles and markets instruments for in-process molecular analysis, which is primarily used for researching, developing and monitoring chemical processes. Applied Systems' proprietary sensors, together with its innovative Fourier transform infrared technology, enable chemists to analyze chemical reactions as they occur, which is more efficient than pulling samples.


     Myriad Synthesizer Technology designs, assembles and markets instruments that facilitate and automate the synthesis of large numbers of chemical compounds in parallel, which is a key step in the chemical compound discovery process. Its products can be used in all stages of synthesis in drug discovery.


MARKET LEADERSHIP


     We believe that we have a leading position in each of our markets, and at least 80% of our product sales are from products that are the global leaders in their segment. In the weighing instruments market,

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

we are the only company to offer products for laboratory, industrial and food retailing applications globally and we believe that we hold a market share more than twice that of our nearest competitor. We believe that in 1997 we had approximately 40% of the global market for laboratory balances, including the largest market share in each of Europe, the United States and Asia (excluding Japan), and the number two position in Japan. In the industrial and food retailing markets, we believe we have the largest market share in Europe and the United States. In Asia, we have a substantial industrial and food retailing business which has gained market share in recent years. This business is supported by our established manufacturing presence in China. In addition, we also have one of the top three positions in the global market for several analytical instruments including titrators, thermal analysis systems, electrodes, pH meters and automatic lab reactors. We are also working to enhance our leading position in precision instruments. For instance, in 1997 we added Safeline's market leading metal detection products, which can be used with our checkweighing instruments for important quality and safety checks in the food processing, pharmaceutical, cosmetics, chemicals and other industries. Also, we believe that Bohdan will provide robotics capabilities to our analytical instruments and will further enhance our product offerings. We attribute our worldwide market leadership positions to the following competitive strengths:

- Global Brand and Reputation. The Mettler-Toledo brand name is identified worldwide with accuracy, reliability and innovation. Customers value these characteristics because precision instruments, particularly weighing and analytical instruments, significantly impact customers' product quality, productivity, costs and regulatory compliance. Furthermore, precision instruments generally constitute a small percentage of customers' aggregate expenditures. As a result, we believe customers focus on accuracy, product reliability, technical innovation, service quality, reputation and past experience when choosing precision instruments. We also believe that our customers experience high switching costs if they attempt to change vendors. A recent independent survey concluded that "Mettler-Toledo" was one of the three most recognized brand names in the laboratory. In fact laboratory balances are often generically referred to as "Mettlers." The strength of this brand name has allowed us to successfully extend our laboratory product line to include titrators, thermal analysis systems, electrodes, pH meters and automatic lab reactors.

- Technological Innovation. We focus on the high value-added segments of our markets by delivering innovation to the marketplace. We have a long and successful track record of innovation and remain at the forefront of technological development. Recent innovations in both weighing and related instrumentation include:

     -- a new digital load cell

     -- the first personal computer interface to be certified by weights and measures regulators (the ID 20 terminal)

     -- significantly improved weighing sensor technology (MonoBloc)

     -- a new moisture determination instrument (GOBI)

     -- a new automatic lab reactor

     -- a new, enhanced sensitivity metal detector (the Safeline Zero Metal-Free
        Zone detector)

     -- new dimensioning equipment using our patented PILAR technology

     As with many of our recent innovations, the new MonoBloc weighing sensor technology is more accurate and significantly reduces manufacturing costs and the time and expense of design changes. These improvements resulted from a reduction in the number of parts used in prior sensors from around 100 to around 50 used in the MonoBloc sensor. We believe that we are the global leader in our industry in providing innovative instruments, in integrating our instruments into application-specific solutions for customers and in facilitating the processing of data gathered by our instruments and the transfer of this data to customers' management information systems. Our technological innovation efforts benefit from our manufacturing expertise in sensor technology, precision machining and electronics, as well as our strength in software development.

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

- Comprehensive, High Quality Product Range. We manufacture a more comprehensive range of weighing instruments than any of our competitors. Our broad product line addresses a wide range of weighing applications across and within many industries and regions. Furthermore, our analytical instruments and metal detection systems complement our weighing products, enabling us to offer integrated solutions. We manufacture our products in modern facilities, most of which are ISO 9001 certified. Our broad range of high quality products and the ability to provide integrated solutions allows us to leverage our sales and service organization, product development activities and manufacturing and distribution capabilities.

- Global Sales and Service. We have the only global sales and service organization among weighing instruments manufacturers, and we believe that this capability is a major competitive advantage. At September 30, 1998, this organization consisted of approximately 3,200 employees organized into locally based, customer-focused groups that provide prompt service and support to our customers and distributors in virtually all major markets around the world. The local focus of our sales and service organization enables us to provide timely, responsive support to our customers worldwide and provides feedback for manufacturing and product development. When we survey our current and potential customers on their needs, they often name service as the most important criteria for choosing their instrument suppliers. In addition to the service capability, this global infrastructure also allows us to capitalize on growth opportunities in emerging markets.

- Largest Installed Base. We believe that we have the largest installed base of weighing instruments in the world. From this installed base, we obtain service contracts that provide a strong, stable source of recurring service revenue. Service revenue represented approximately 16% of net sales in 1997, of which approximately 9% was derived solely from service contracts and repairs with the remainder derived from the sale of spare parts. We believe that our installed base of weighing instruments represents a competitive advantage with respect to repeat purchases and purchases of related analytical instruments and metal detection systems, because customers tend to remain with their existing suppliers. In addition, switching to a new instrument supplier entails additional costs to the customer for training, spare parts, service and systems integration requirements. Close relationships and frequent contact with our broad customer base also provide us with sales leads and new product and application ideas.

- Geographical, Product and Customer Diversification. Our revenue base is diversified by geographic region, product range and customer. Many different industries, including chemicals, pharmaceuticals, food processing, food retailing and transportation utilize our broad product range. We supply customers in over 100 countries, and no one customer accounted for more than 2.6% of net sales in 1997. Our diverse revenue base reduces our exposure to regional or industry-specific economic conditions, and our presence in many different geographic markets, product markets and industries enhances our attractiveness as a supplier to multinational customers.

GROWTH STRATEGIES

     We are implementing strategies relating to expanding our technology leadership, increasing our market share and capitalizing on opportunities in developed markets, capitalizing on opportunities in emerging markets, pursuing selected acquisition opportunities and re-engineering and cost savings. These strategies are designed to reduce our overall cost structure and enhance our position as a global market leader. The successful implementation of these strategies has contributed to an improvement in Adjusted Operating Income (gross profit less research and development and selling, general and administrative expenses before amortization and non-recurring costs) from $39.5 million (4.6% of net sales) for 1995 to $81.5 million (9.3% of net sales) for 1997. Adjusted Operating Income increased from $52.6 million (8.3% of net sales) for the nine months ended September 30, 1997 to $68.8 million (10.3% of net sales) for the nine months ended September 30, 1998, an increase of 30.6%. We are committed to improving our performance and are pursuing the following strategies:

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


     Expanding Our Technology Leadership. We attribute a significant portion of our recent margin improvement to our research and development efforts. We intend to continue to invest in product innovation in order to provide technologically advanced products to our customers for existing and new applications. Over the last three years, we have invested approximately $150 million in research and development. Our research and development efforts fall into two categories:


     - technology advancements, which increase the value of our products. These may be in the form of enhanced functionality, new applications for our technologies, more accurate or reliable measurement, additional software capability or automation through robotics or other means

     - cost reductions, which reduce the manufacturing cost of our products through better overall design

     Our research and development efforts have contributed to a pipeline of innovative and new products, significant reductions in product costs and reduced time to market for new products. Examples of recent or upcoming product introductions include:

     - industrial and retail products that apply open-system architecture

     - MonoBloc, a high accuracy, low-cost weighing sensor technology which is being incorporated throughout our product lines

     - a higher performance titrator

     - an improved performance modular thermal analysis system

     - a new density and refractometry measurement technology

     - a fully integrated metal detector and checkweigher

     - the first Chinese-designed and manufactured laboratory balance


     Increasing Our Market Share and Capitalizing on Opportunities in Developed Markets. We recognize that to be a successful company, we must not only develop excellent products, but we must market and distribute them effectively--more effectively than our competitors. We utilize what we believe are the most sophisticated marketing and sales techniques in our industry. These techniques include the development and utilization of marketing databases. We develop these databases to better understand the full potential of our market by customer, location, industry, instrument and related application. We then utilize this data to more efficiently direct our field resources and complement our direct and distributor sales forces with targeted mailing and telemarketing campaigns to more fully exploit our market's potential. We also utilize a dual brand strategy for certain market segments to improve our overall market penetration. For example, we sell laboratory balances under the Ohaus brand name as an alternative to the Mettler-Toledo brand name in certain distribution channels for laboratory balances.


     We believe that service capabilities are a critical success factor in our business. Our service capabilities, which provide support to our customers and distributors in virtually all major markets across the globe and include around-the-clock availability of well-trained technicians, are highly valued by our customers. We believe that no other competitor has global service capabilities.

     The combination of our sophisticated marketing and sales techniques and service capabilities help us capitalize on growth opportunities in our developed markets. These opportunities include:

     - integrating information from our measurement instruments into our customers' data management software systems

     - automating and/or improving process control, in part by developing integrated solutions which combine measurement instruments and related technologies directly into manufacturing processes

     - harmonization of national weighing standards across countries

     - increasing standardization of manufacturing and laboratory practices programs like ISO 9001, Good Laboratory Practices and Good Manufacturing Practices

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

     - increasing recognition by our customers of the importance of preventive maintenance in reducing down time

     Capitalizing on Opportunities in Emerging Markets. While emerging markets were not a source of growth in 1998 due to weak economic conditions, we believe that these markets will provide growth opportunities for us in the long term. These growth opportunities are being driven primarily by economic development and global manufacturers' utilization of additional and more sophisticated precision measurement instruments as they shift production to these markets. In addition, we believe that over the long term, the trend toward international quality standards, the need to upgrade mechanical scales to electronic versions and the establishment of local production facilities by our multinational client base will add to the opportunities in emerging markets. To date our emerging market expansion has primarily focused on Asia. In Asia (excluding Japan), we are the market leader in laboratory weighing instruments and have a substantial industrial and food retailing business that has gained market share in recent years. For instance, we have two profitable operations in China: first, a 60% owned joint venture that manufactures and sells industrial and food retailing products and, second, a wholly owned facility that manufactures and distributes laboratory products. Both of these operations serve the domestic and export markets. We have also opened direct marketing organizations in Taiwan, Korea, Hong Kong, Thailand, Malaysia and Eastern Europe. Beyond Asia, we are also expanding our sales and service presence in Latin America and other emerging markets.

     We believe that to succeed in emerging markets, there are several advantages we must offer to our customer base:

     - to our multinational customers, we must offer the same level of service and problem-solving capabilities that we offer them in developed countries. We accomplish this through extensive training, including factory training, of our employees

     - to our local customers, we must offer lower cost and less complex products than are required by our customers in Japan, Europe and North America. We accomplish this through the increased research and development and manufacturing capabilities at our two Chinese production facilities

     - we must have a direct local presence to ensure that our combination of quality products and excellent service is effectively carried out at a local level so that we achieve the same level of brand awareness in emerging markets that we enjoy in developed markets. We have accomplished this in part by establishing ten new sales and service operations in emerging markets since 1996

     Pursuing Selected Acquisition Opportunities. We believe that the combination of our market leadership, our strong brand name and our comprehensive sales and distribution network supports an attractive platform for acquisitions. We are interested in acquiring companies that provide us with:

     - COMPLEMENTARY PRODUCTS that will benefit from our brand name and global distribution channels. An example is Bohdan Automation Inc., a leading supplier of laboratory automation and automated synthesis products, which we acquired earlier this year and whose products we have now added to our global distribution network. Because of its small size as a stand-alone company, Bohdan lacked a global presence and did not serve customers on a worldwide basis. We offer it the infrastructure to expand its business globally.

     - INTEGRATED TECHNOLOGY solutions, which we can combine with our own technologies to create an overall better solution for our customers. An example is Safeline Limited, which we acquired in 1997. We combined its metal detection equipment with our checkweighers to create one instrument, featuring integrated data management, a smaller footprint and only one man-machine interface -- a better solution for many of our customers than separate products.

     - CONSOLIDATION OPPORTUNITIES in fragmented markets. An example is our recent acquisitions of a number of independent industrial and retail weighing distributors in the United States.

     - GEOGRAPHIC EXPANSION into markets where we do not have a direct presence. For example, earlier this year we established a small presence in India by acquiring a local manufacturer.

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

     Re-engineering and Cost Savings. We have improved our profitability in recent years partly through a series of initiatives aimed at reducing our cost structure. We plan to take similar initiatives in the future with the goal of further improving our operating margins. These initiatives include:

     - moving the production of certain product lines to lower cost locations and consolidating the production of others. For example, in 1999 we are planning to consolidate development and manufacturing of all balances using magnetic force restoration technology in Switzerland and introduce a number of products to our global distribution channel that are manufactured in China

     - increasing sales force productivity through telemarketing, increased training and other focused initiatives. For example, we have recently initiated an internet sales channel for certain product categories and have also significantly increased our telemarketing initiatives. We believe both of these programs will increase the productivity of our sales force

     - reducing distribution costs by using existing infrastructure more efficiently and centralizing processes where economies of scale can be obtained. For example, we recently consolidated most of our North American order processing and billing functions into one location

     - reducing product cost through research and development, improved manufacturing processes and reducing the purchased cost of components. For example, we will introduce a number of products in 1999 with lower costs than the previous generation, including a basic balance. In addition, we have recently initiated a program to reduce the cost of printed circuit boards used in many of our scales and balances

     - continually reviewing operations to identify additional opportunities to reduce costs

     We believe that these initiatives will place us in a position to build on our recent improvement in profitability. Furthermore, we believe that we can leverage our existing infrastructure, particularly our recent investments in Asia, to obtain continued sales growth without significant additions to our overall cost base.

PRODUCTS

LABORATORY

     We manufacture and market a complete range of laboratory balances, as well as other selected laboratory measurement instruments, such as titrators, thermal analysis systems, electrodes, pH meters and automatic lab reactors, for laboratory applications in research and development, quality assurance, production and education. Laboratory products accounted for approximately 38% of our net sales in 1997 (including revenues from related after-sale service). We estimate that we have approximately 40% share of the global market for laboratory balances and we are among the top three producers worldwide of titrators, thermal analysis systems, electrodes, pH meters and automatic lab reactors. We believe that we have the leading market share for laboratory balances in each of Europe, the United States and Asia (excluding Japan) and the number two position in Japan.

     Balances. The balance is the most common piece of equipment in the laboratory. We believe that we sell the highest performance laboratory balances available on the market, with weighing ranges from one ten-millionth of a gram up to 32 kilograms. The Company's brand name is so well recognized that laboratory balances are often generically referred to as "Mettlers." The Mettler-Toledo name is identified worldwide with accuracy, reliability and innovation. In our judgment, this reputation constitutes one of our principal competitive strengths.

     In order to cover a wide range of customer needs and price points, we market precision balances, semimicrobalances, microbalances and ultramicrobalances in three principal product tiers offering different levels of functionality. High-end balances provide maximum automation of calibration, application support and additional functions. Mid-level balances provide a more limited but still extensive set of automated features and software applications. Basic level balances provide simple operations and a limited feature set. We also manufacture mass comparators, which are used by weights and measures regulators as well as

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

laboratories to ensure the accuracy of reference weights. Due to the wide range of functions and features offered by our products, prices vary significantly. A typical mid-range precision balance is priced at approximately $2,500 and a typical microbalance is priced at approximately $14,000.

     We regularly introduce new features and updated models in our lines of balances. For example, our DeltaRange models permit weighing of light and heavy samples on the same balance without the need for difficult adjustments, a function particularly useful in dispensing and formula weighing. High-end balances are equipped with fully automatic calibration technology. These balances are carefully calibrated by us many times in controlled environments, with the results of the calibrations incorporated into built-in software, so that adjustments for ambient temperature and humidity can automatically be made at any time once the balances are in use by our customers. We also offer universal interfaces that offer simultaneous connection of up to five peripheral devices. The customer can then interface one balance with, for example, a computer for further processing of weighing data, a printer for automatically printing results and a bar-code reader for sample identification.

     In addition to Mettler-Toledo branded products, we also manufacture and sell balances under the brand name "Ohaus." Ohaus branded products include mechanical balances and electronic balances for the educational market and other markets in which customers are interested in lower cost, a more limited set of features and less comprehensive support and service.

     Titrators. Titrators measure the chemical composition of samples. Our high-end titrators are multi-tasking models, which can perform two determinations simultaneously. They permit high sample throughputs and have extensive expansion capability and flexibility in calculations, functions and parameters. Most models, including those in the lower-range, permit common determinations to be stored in a database for frequent use. Titrators are used heavily in the food and beverage industry. A typical titrator is priced at approximately $12,000.

     Thermal Analysis Systems. Thermal analysis systems measure different properties, such as weight, dimension and energy flow, at varying temperatures. Our thermal analysis products include full computer integration and a significant amount of proprietary software. Thermal analysis systems are used primarily in the plastics and polymer industries. A typical thermal analysis system is priced at approximately $50,000.

     pH Meters. A pH meter measures acidity in a laboratory sample and is the second most widely used measurement instrument in the laboratory, after the balance. We manufacture desktop models and portable models. Desktop models are microprocessor-based instruments, offering a wide range of features and self-diagnostic functions. Portable models are waterproof, ultrasonically welded and ergonomically designed. Data collected from a portable meter can be downloaded to a computer or printer using an interface kit and custom software. pH meters are used in a wide range of industries. A typical pH meter is priced at approximately $1,200.

     Automatic Lab Reactors and Reaction Calorimeters. Automatic lab reactors and reaction calorimeters simulate an entire chemical manufacturing process in the laboratory. Customers use the simulation test before proceeding to production, in order to test the safety and feasibility of new processes. Our products are fully computer-integrated, with a significant software component that we also provide. They also offer wide flexibility in the structuring of experimental processes. Automatic lab reactors and reaction calorimeters are typically used in the chemicals and pharmaceutical industries. A typical lab reactor is priced at approximately $140,000.

     Synthesizers. We manufacture automated parallel synthesizers for use in sophisticated chemistry environments, such as pharmaceutical laboratories. These synthesizers allow scientists to develop new compounds more efficiently to create large libraries of molecules at the same time instead of creating them one by one as is done traditionally. This is an important aspect of combinatorial chemistry. Our synthesizers use robotics and sophisticated software to automate what was previously a manual process. A synthesizer costs between $75,000 and $1,000,000, depending on its functionality.

     Electrodes. We manufacture electrodes for use in a variety of laboratory instruments and in-line process applications. Laboratory electrodes are used in pH meters and titrators, and may be replaced many

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

times during the life of the instrument. In-line process electrodes are used to monitor production processes, for example, in the beverage industry. A typical in-line process electrode is priced at approximately $160.

     Other Instruments. We sell density and refractometry instruments, which measure chemical concentrations in solutions. These instruments are sourced through a marketing joint venture with a third-party manufacturer, but are sold under the Mettler-Toledo brand name. In addition, we manufacture and sell moisture analyzers, which precisely determine the moisture content of a sample by utilizing an infrared dryer to evaporate moisture.

INDUSTRIAL AND FOOD RETAILING

     Weighing instruments are among the most broadly used measurement devices in industry and food retailing. Our industrial and food retailing weighing and related products include:

     - bench and floor scales for standard industrial applications

     - truck and railcar scales for heavy industrial applications

     - scales for use in food retailing establishments

     - checkweighers (which determine the weight of goods in motion)

     - metal detectors

     - dimensioning equipment

     - specialized software systems for industrial and perishable goods management processes

     Increasingly, many of our industrial and food retailing products can integrate weighing data into process controls and information systems. Our industrial and food retailing products are also sold to original equipment manufacturers ("OEMs"), which incorporate our products into larger process solutions and comprehensive food retailing checkout systems. At the same time, our products themselves include significant software and additional functions including networking, printing and labeling capabilities. They also include other measuring technologies such as dimensioning. We work with customer segments to create specific solutions to their weighing needs. For instance, working closely with the leading manufacturer of postal meters, we developed a new generation of postal metering systems.

     Industrial and food retailing products accounted for approximately 62% of our net sales in 1997 (including revenues from related after-sale service). We believe that we have the largest market share in the industrial and food retailing market in each of Europe and the United States. In Asia, we have a substantial industrial and food retailing business which has gained market share in recent years. This business is supported by an established manufacturing presence in China. We believe that we are the only company with a true global presence across industrial and food retailing weighing applications.

     Standard Industrial Products. We offer a complete line of standard industrial scales, such as bench scales and floor scales, for weighing loads from a few grams to several thousand kilograms in applications ranging from measuring materials in chemical production to weighing mail and packages. Our product lines include the "Spider" range of scales, often used in receiving and shipping departments in counting applications; "TrimWeigh" scales, which determine whether an item falls within a specified weight range, and are used primarily in the food industry; "Mentor SC" scales, for counting parts; and precision scales for formulating and mixing ingredients. Our "MultiRange" products include standardized software which uses the weight data obtained to calculate other parameters, such as price or number of pieces. The modular design of these products facilitates the integration of our weighing equipment into a computer system performing other functions, like inventory control or batch management. Prices vary significantly with the size and functions of the scale, generally ranging from $1,000 to $20,000.

     Heavy Industrial Products. Our primary heavy industrial products are scales for weighing trucks or railcars (i.e., weighing bulk goods as they enter a factory or at a toll station). Our truck scales, such as the "DigiTol TRUCKMATE," generally have digital load cells, which offer significant advantages in serviceability over analog load cells. Heavy industrial scales are capable of measuring weights up to 500 tons and permit accurate weighing under extreme environmental conditions. We also offer advanced computer software that can be used with our heavy industrial scales to permit a broad range of applications. Truck scale prices generally range from $20,000 to $50,000.

     Dynamic Checkweighing. We offer solutions to checkweighing requirements in the food processing, pharmaceutical, chemicals and cosmetic industries, where customers are required to accurately measure portions for packaging. We also offer checkweighing solutions to the transportation and package delivery industries, where tariffs are levied based on weight. Customizable software applications utilize the information generated by checkweighing hardware to find production flaws, packaging and labeling errors and nonuniform products, as well as to sort rejects and record the results. Our checkweighing equipment can accurately determine weight in dynamic applications at speeds of up to several hundred units per minute. Checkweighers generally range in price from $8,000 to $40,000.

     Metal Detection Systems. Metal detection systems control the removal of products that are identified as contaminated by metal during the manufacturing process in the food processing, pharmaceutical, cosmetics, chemicals and other industries. Metal detectors therefore provide manufacturers with vital protection against metal contamination arising from their own production processes or from using contaminated raw materials. Metal detectors are most commonly used with checkweighers as components of integrated packaging lines in the food processing, pharmaceutical and other industries. Prices for metal detection systems generally range from $5,000 to $20,000.

     Dimensioning Equipment. We recently introduced automated dimensioning equipment for use in the shipping industry to measure package volumes. These products employ the patented PILAR technology and are integrated with industrial scales to combine volume-based and weight-based tariff calculations. Prices for integrated dimensioning/weighing systems range from $5,000 to $20,000.

     Food Retailing Products. Supermarkets, hypermarkets and other food retail establishments make use of multiple weighing applications for the full handling of perishable goods. For example, perishable goods are weighed on arrival to determine payment to suppliers and some of these goods are repackaged, priced and labeled for sale to customers. Other goods are kept loose and selected by customers and either weighed at the produce or delicatessen counter or at the checkout counter.

     We offer stand-alone scales for basic counter weighing and pricing, price finding, and printing. In addition, we offer network scales and software, which can integrate backroom, counter, self-service and checkout functions, and can incorporate weighing data into a supermarket's overall perishable goods management system. Backroom products include dynamic weighing products, labeling and wrapping machines, perishable goods management and data processing systems. In some countries in Europe, we also sell slicing and mincing equipment. Prices for food retailing scales generally range from $800 to $5,000, but are often sold as part of comprehensive weighing solutions.

     Systems. Our systems business consists of software applications for drum filling in the food and chemicals industries and batching systems in the glass industry. The software systems control or modify the manufacturing process.

CUSTOMERS AND DISTRIBUTION

     Our business is geographically diversified, with sales in the first nine months of 1998 derived 45% from Europe, 44% from North and South America and 11% from Asia and other countries. Our customer base is also diversified by industry and by individual customer. Our largest single customer accounted for no more than 2.6% of 1997 net sales.

LABORATORY

     Principal customers for laboratory products include: chemicals manufacturers, pharmaceutical manufacturers, cosmetics manufacturers, food and beverage makers, the metals industry, the electronics industry, the plastics industry, the transportation industry, the packaging industry, the logistics industry, the rubber industry, the jewelry and precious metals trade, educational institutions and government standards laboratories. Balances and pH meters are the most widely used laboratory measurement instruments and are found in virtually every laboratory across a wide range of industries. Other products have more specialized uses.

     Our laboratory products are sold in more than 100 countries through a worldwide distribution network. Our extensive direct distribution network and our dealer support activities enable us to maintain a significant degree of control over the distribution of our products. In markets where there are strong laboratory distributors, such as the United States, we use them as the primary marketing channel for lower- and mid-price products. This strategy allows us to leverage the strength of both the Mettler-Toledo brand and the laboratory distributors' market position into sales of other laboratory measurement instruments. We provide our distributors with a significant amount of technical and sales support. High-end products are handled by our own sales force. There has been recent consolidation among distributors in the United States market. While this consolidation could adversely affect our U.S. distribution, we believe our leadership position in the market gives us a competitive advantage when dealing with our U.S. distributors. We sell products in Asia primarily through distributors, and in Europe primarily through direct sales. We also sell laboratory products directly in Japan and in certain other Asian countries. European and Asian distributors are generally fragmented on a country-by-country basis.

     Ohaus branded products are generally positioned in alternative distribution channels to those of Mettler-Toledo branded products. This means that we can fill a greater number of distribution channels and increase penetration of our existing markets. Since acquiring Ohaus in 1990, we have expanded this brand beyond its historical U.S. focus. Ohaus branded products are sold exclusively through distributors.

INDUSTRIAL AND FOOD RETAILING


     Our industrial products customers include chemicals companies (e.g., formulating, filling and batching applications), food companies (e.g., packaging and filling applications), electronics and metal processing companies (e.g., piece counting and logistical applications), pharmaceutical companies (e.g., formulating and filling applications), transportation companies (e.g., sorting, dimensioning and vehicle weighing applications) and auto body paint shops, which mix paint colors based on weight.


     Our industrial products share weighing technology, and often minor modifications to existing products can make them useful for applications in a variety of industrial processes. We also sell to OEMs which integrate our modules into larger process control applications or comprehensive packaging lines. Our products are also purchased by engineering firms, systems integrators and vertical application software companies.

     Customers for metal detection systems are typically food processing, pharmaceutical, cosmetics and chemicals manufacturers that must ensure that their products are free from contamination by metal particles. Undetected metal contamination can have severe consequences for these companies, including potential litigation and product recalls. Metal detection systems are most commonly utilized in conjunction with checkweighers as components of integrated packaging lines. Metal detectors provide important safety checks before food and other products are delivered to customers. Metal detection systems are also used in pipeline detectors for dairy and other liquids, gravity fall systems for grains and sugar and throat detection systems for raw material monitoring.

     Our food retailing products customers include supermarkets, hypermarkets and smaller food retailing establishments. The North American and European markets already include many large supermarket chains, and there is an on-going shift in most of our food retailing markets from "mom and pop" grocery stores to supermarkets and hypermarkets. While supermarkets and hypermarkets generally buy less equipment per customer, they tend to buy more advanced products that require more electronic and software content. In emerging markets, however, the highest growth is in basic scales. As with industrial products, we also sell food retailing products to OEMs for inclusion in more comprehensive checkout systems. For example, our OEMs often incorporate our checkout scales into scanner-scales, which can weigh perishable goods and also read bar codes on other items. Scanner-scales are in turn integrated with cash registers to form a comprehensive checkout system.

     Our industrial products are sold in more than 100 countries and our food retailing products in 20 countries. In the industrial and food retailing market, we distribute directly to customers (including OEMs) and through distributors. In the United States, direct sales slightly exceed distribution sales in part because distributors are highly fragmented in the United States. In Europe, direct sales predominate, with distributors used in certain cases. Where we use distributors, we seek to provide them with significant support.

SALES AND SERVICE

MARKET ORGANIZATIONS

     We have over 30 geographically focused market organizations ("MOs") around the world that are responsible for all aspects of our sales and service. The MOs are local marketing and service organizations designed to maintain close relationships with our customer base. Each MO has the flexibility to adapt its marketing and service efforts to account for different cultural and economic conditions. MOs also work closely with our producing organizations (described below) by providing feedback on manufacturing and product development initiatives and relaying innovative product and application ideas.

     We have the only global sales and service organization among weighing instruments manufacturers. At September 30, 1998, our sales and services group consisted of approximately 3,200 employees in sales, marketing and customer service (including related administration) and after-sales technical service. This field organization has the capability to provide service and support to our customers and distributors in virtually all major markets across the globe. Sales managers and representatives interact across product lines and markets in order to serve customers that have a wide range of weighing needs, such as pharmaceutical companies that purchase both laboratory and industrial products. We classify customers according to their potential for sales and the appropriate distribution channel is selected to service the customer as efficiently as possible. Larger accounts tend to have dedicated sales representatives. Other representatives specialize by product line. Sales representatives call directly on end-users either alone or, in regions where sales are made through distributors, jointly with distributors. We utilize a variety of advertising media, including trade journals, catalogs, exhibitions and trade shows. In addition, we also sponsor seminars, product demonstrations and customer training programs. Our high market share helps us to gauge growth opportunities, target our message to appropriate customer groups and monitor competitive developments. We utilize sophisticated marketing techniques in our sales efforts. These techniques include the development and utilization of marketing databases. We develop these databases to better understand the full potential of our market by customer, location, industry, instruments and related application. We then utilize this data to more efficiently direct our field resources and complement our direct and distributor sales forces with targeted mailing and telemarketing campaigns to more fully exploit our market's potential. We also utilize a dual brand strategy for certain market segments to improve our overall market penetration. For example, we sell laboratory balances under the Ohaus brand name as an alternative to the Mettler-Toledo brand name in certain distribution channels.

AFTER-SALES SERVICE

     We believe service capabilities are a critical success factor in our business. Through our own dedicated service technicians, we provide contract and repair services in all countries in which our products are sold. We estimate that we have the largest installed base of weighing instruments in the world, and our contract and repair services generate significant revenues. In 1997, service (representing service contracts, repairs and replacement parts) accounted for approximately 16% of our total net sales (service revenue is included in the laboratory and industrial and food retailing sales percentages given above). Beyond revenue opportunities, service is a key part of our product offering and helps significantly in generating repeat sales. The close relationships and frequent contact with our large customer base provides us with sales opportunities and innovative product and application ideas. A global service network also is an important factor in our ability to expand in emerging markets. Moreover, the widespread adoption of quality laboratory and manufacturing standards and the privatization of weights and measures certification represent favorable trends for our service business, as they tend to increase demand for on-site calibration services.

     Our service contracts provide for repair services within various guaranteed response times, depending on the level of service selected. Many contracts also include periodic calibration and testing. Contracts are generally one year in length, but may be longer. If the service contract also includes products of other manufacturers, we will generally perform calibration, testing and basic repairs directly, and contract out more significant repair work. As application software becomes more complex, our service efforts increasingly include installation and customer training programs as well as product service.

RESEARCH AND DEVELOPMENT; MANUFACTURING

PRODUCING ORGANIZATIONS

     Our product development, research and manufacturing efforts are organized into a number of producing organizations ("POs"). At September 30, 1998, POs included approximately 3,800 employees worldwide. POs are product development teams comprised of personnel from our marketing, development, research, manufacturing, engineering and purchasing departments. POs often seek customer input to ensure that the products developed are tailored to market needs. We have organized our POs to reduce product development time, improve customer focus, reduce costs and maintain technological leadership. The POs work together to share ideas and best practices, and some employees are in both MOs and POs. We recently implemented a number of projects that we believe will further increase productivity and lower costs. For example, we restructured the order and product delivery process in Europe to enable us to deliver many of our products to our customers directly from the manufacturing facility within several days, which minimizes the need to store products in decentralized warehouses. In addition, we have centralized our European spare parts inventory management system allowing all spare parts for Europe to be delivered from a single, highly automated location.

RESEARCH AND PRODUCT DEVELOPMENT

     We closely integrate research and development with marketing, manufacturing and product engineering. We have nearly 600 professionals in research and development and product engineering. Our principal product development activities involve applications improvements to provide enhanced customer solutions, systems integration and product cost reduction. However, we also conduct research in basic weighing technologies. As part of our research and development activities, we have frequent contact with university experts, industry professionals and the governmental agencies responsible for weights and measures, analytical instruments and metal detectors. In addition, our in-house development is complemented by technology and product development alliances with customers and original equipment manufacturers.

     Our MonoBloc weighing sensor technology, which eliminates many of the complex mechanical linkages in a weighing sensor and reduces the number of parts in a sensor from approximately 100 to approximately 50, is an excellent example of our technological innovation. The MonoBloc sensor permits more accurate weighing, and lower manufacturing costs allow us to make design changes more cheaply and quickly. MonoBloc technology is already incorporated into a number of our products, and we are extending the MonoBloc technology through much of our weighing instrument product lines.

     We have devoted an increasing proportion of our research and development budget to software development. Software development for weighing applications includes application-specific software, as well as software utilized in sensor mechanisms, displays, and other common components, which can be leveraged across our broad product lines.


     Over the last three years, we have spent approximately $150 million on research and development (excluding research and development purchased in connection with acquisitions). In 1997, we spent approximately 5.7% of net sales on research and development (including costs associated with customer-specific engineering projects, which are included in cost of sales for financial reporting purposes).

MANUFACTURING

     We manufacture many of our own components, including components that require specific technical competence, or for which dependable, high quality suppliers cannot be found. However, when outside manufacturing is more efficient, we contract with others for certain components and in turn use these components in our own manufacturing processes. We use a wide range of suppliers and we believe our supply arrangements to be adequate. From time to time we rely on a single supplier for all of our requirements of a particular component. Even then, adequate alternative sources are generally available if necessary. Supply arrangements for electronics are generally made globally. For mechanical components, we generally use local sources to optimize materials flow.

     We strive to emphasize product quality in our manufacturing operations, and most of our products require very strict tolerances and exact specifications. We use an extensive quality control system that is integrated into each step of the manufacturing process. This integration permits field service technicians to trace important information about the manufacture of a particular unit, which facilitates repair efforts and permits fine-tuning of the manufacturing process. Many of our measuring instruments are subjected to an extensive calibration process that allows the software in the unit to automatically adjust for the impact of temperature and humidity.

     We are a worldwide manufacturer, with eight manufacturing plants in the United States, four in Switzerland, two in Germany, one in the United Kingdom and two in China. One of our Chinese plants is a joint venture in which we own a 60% interest. Laboratory products are produced mainly in Switzerland and to a lesser extent in the United States and China, while industrial and food retailing products are produced in all five countries. We produce our metal detectors in the United Kingdom. We have manufacturing expertise in sensor technology, precision machining and electronics, as well as strength in software development. Furthermore, most of our manufacturing facilities have achieved ISO 9001 certification. We believe that our manufacturing capacity is sufficient to meet our present and currently anticipated needs.

BACKLOG

     Manufacturing turnaround time is generally sufficiently short so as to permit us to manufacture to fill orders for most of our products, which helps to limit inventory costs. Backlog is therefore generally a function of requested customer delivery dates and is typically no longer than one to two months.

EMPLOYEES

     As of September 30, 1998, we had approximately 7,000 employees throughout the world, including more than 3,600 in Europe, more than 2,600 in North and South America, and approximately 800 in Asia and other countries. We believe our employee relations are good, and we have not suffered any material employee work stoppage or strike during the last five years. Labor unions do not represent a meaningful number of our employees.

     In certain of our facilities, we have a flexible workforce environment, in which hours vary depending on the workload. This flexible working environment enhances employees' involvement, thus increasing productivity. It also improves efficient payroll management by permitting us to adjust staffing to match workload to a greater degree without changing the size of the overall workforce.

INTELLECTUAL PROPERTY

     We hold more than 1,100 patents and trademarks, primarily in the United States, Switzerland, Germany and Japan and, to a lesser extent, in China. Our products generally incorporate a wide variety of technological innovations, many of which are protected by patents and many of which are not. Moreover, products are generally not protected as a whole by individual patents. Accordingly, no one patent or group of related patents is material to our business. We also have numerous trademarks, including the Mettler-Toledo name and logo which are material to our business. We regularly protect against infringement of our intellectual property.

REGULATION

     Our products are subject to various regulatory standards and approvals by weights and measures regulatory authorities. Although there are a large number of regulatory agencies across our markets, there is an increasing trend toward harmonization of standards, and weights and measures regulation is harmonized across the European Union. Our food processing and food retailing products are subject to regulation and approvals by relevant governmental agencies, such as the United States Food and Drug Administration. Products used in hazardous environments may also be subject to special requirements. All of our electrical components are subject to electrical safety standards. We believe that we are in compliance in all material respects with applicable regulations.

ENVIRONMENTAL MATTERS

     We are subject to a variety of environmental laws and regulations in the jurisdictions in which we operate, including provisions relating to air emissions, wastewater discharges, the handling and disposal of solid and hazardous wastes and the remediation of contamination associated with the use and disposal of hazardous substances. We wholly or partly own, lease or hold a direct or indirect equity interest in a number of properties and manufacturing facilities around the world, including the United States, Europe, Canada, Mexico, Brazil, Australia and China. Like many of our competitors, we have incurred, and will continue to incur, capital and operating expenditures and other costs in complying with such laws and regulations in both the United States and abroad.

     We are currently involved in, or have potential liability with respect to, the remediation of past contamination in certain of our facilities in both the United States and abroad. In addition, certain of our present and former facilities have or had been in operation for many decades and, over such time, some of these facilities may have used substances or generated and disposed of wastes which are or may be considered hazardous. It is possible that such sites, as well as disposal sites owned by third parties to which we have sent wastes, may in the future be identified and become the subject of remediation. Accordingly, although we believe that we are in substantial compliance with applicable environmental requirements and to date we have not incurred material expenditures in connection with environmental matters, it is possible that we could become subject to additional environmental liabilities in the future that could result in a material adverse effect on our financial condition or results of operations.

     We are involved in litigation concerning remediation of hazardous substances at our operating facility in Landing, New Jersey. On or about July 1988, an affiliate of Ciba ("AGP") purchased 100% of the outstanding stock of Metramatic Corporation ("Metramatic"), a manufacturer of checkweighing equipment located in Landing, from GEI International Corporation ("GEI"). GEI agreed to indemnify and hold harmless AGP for certain pre-closing environmental conditions, including those resulting in cleanup responsibilities required by the New Jersey Department of Environmental Protection pursuant to the New Jersey Environmental Cleanup Responsibility Act ("ECRA"). ECRA is now the Industrial Site Recovery Act. Pursuant to a 1988 New Jersey Department of Environmental Protection administrative consent order naming GEI and Metramatic as respondents, GEI has spent approximately $2 million in the performance of certain investigatory and remedial work addressing groundwater contamination at the site. However, implementation of a final remedy has not yet been completed, and, therefore, future remedial costs are currently unknown. In 1992, GEI filed a suit against various parties including Hi-Speed Checkweigher Co., Inc., our wholly owned subsidiary that currently owns the facility, to recover certain costs incurred by GEI in connection with the site. Based on currently available information and our rights of indemnification from GEI, we believe that our ultimate allocation of costs associated with the past and future investigation and remediation of this site will not have a material adverse effect on our financial condition or results of operations.

     We, or in some cases the former owner of Toledo Scale, have been named a potentially responsible party under CERCLA or analogous state statutes at the following third-party owned sites with respect to the alleged disposal at the sites by Toledo Scale during the period before we owned it: Granville Solvents Site, Granville, Ohio; Aqua-Tech Environmental, Inc. Site, Greer, South Carolina; Seaboard Chemical Company Site, Jamestown, North Carolina; and the Stickney and Tyler Landfills in Toledo, Ohio. Pursuant to the terms of the stock purchase agreement between us and the former owner of Toledo Scale, the former owner is obligated to indemnify us for various environmental liabilities. To date, with respect to each of the foregoing sites, the former owner has undertaken the defense and indemnification of Toledo Scale. Based on currently available information and given our contractual rights of indemnification, we believe that the costs associated with the investigation and remediation of these sites will not have a material adverse effect on our financial condition or results of operations.

COMPETITION

     Our markets are highly competitive. Furthermore, weighing instruments markets are fragmented both geographically and by application, particularly the industrial and food retailing weighing instruments market. As a result, we face numerous regional or specialized competitors, many of which are well established in their markets. In addition, some of our competitors are divisions of larger companies with potentially greater financial and other resources than our own. Taken together, the competitive forces present in our markets can impair our operating margins in certain product lines and geographic markets.

     We expect our competitors to continue to improve the design and performance of their products and to introduce new products with competitive prices. Although we believe that we have certain technological and other advantages over our competitors, we may not be able to realize and maintain these advantages. In any event, to remain competitive, we must continue to invest in research and development, sales and marketing and customer service and support. We cannot be sure that we will have sufficient resources to continue to make these investments or that we will be successful in identifying, developing and maintaining any competitive advantages.

     We believe that the principal competitive factors in our U.S. markets for purchasing decisions are accuracy and durability, while in Europe accuracy and service are the most important factors. In emerging markets, where there is greater demand for less sophisticated products, price is a more important factor than in developed markets. Competition in the United States laboratory market is also influenced by the presence of large distributors that sell not only our products but those of our competitors as well.

PROPERTIES

     The following table lists our principal operating facilities, indicating the location, primary use and whether the facility is owned or leased.


LOCATION                                     PRINCIPAL USE(1)                       OWNED/LEASED
--------                                     ----------------                       ------------
Europe:
  Greifensee/Nanikon, Switzerland..........  Production, Corporate Headquarters            Owned
  Uznach, Switzerland......................  Production                                    Owned
  Urdorf, Switzerland......................  Production                                    Owned
  Schwerzenbach, Switzerland...............  Production                                   Leased
  Albstadt, Germany........................  Production                                    Owned
  Giesen, Germany..........................  Production                                    Owned
  Giessen, Germany.........................  Sales and Service                             Owned
  Steinbach, Germany.......................  Sales and Service                             Owned
  Viroflay, France.........................  Sales and Service                             Owned

LOCATION                                     PRINCIPAL USE(1)                       OWNED/LEASED
--------                                     ----------------                       ------------
  Beersel, Belgium.........................  Sales and Service                             Owned
  Tiel, Netherlands........................  Sales and Service                             Owned
  Leicester, England.......................  Sales and Service                            Leased
  Manchester, England......................  Production, Sales and Service                Leased

Americas:
  Worthington, Ohio........................  Production                                    Owned
  Spartanburg, South Carolina..............  Production                                    Owned
  Franksville, Wisconsin...................  Production                                    Owned
  Ithaca, New York.........................  Production                                    Owned
  Wilmington, Massachusetts................  Production                                   Leased
  Florham Park, New Jersey.................  Production                                   Leased
  Tampa, Florida...........................  Production, Sales and Service                Leased
  Vernon Hills, Illinois...................  Production, Sales and Service                Leased

  Burlington, Canada.......................  Sales and Service                            Leased
  Mexico City, Mexico......................  Sales and Service                            Leased

Other:
  Shanghai, China..........................  Production                          Building Owned;
                                                                                     Land Leased
  Changzhou, China(2)......................  Production                          Building Owned;
                                                                                     Land Leased
  Melbourne, Australia.....................  Sales and Service                            Leased
  Mumbai, India............................  Production, Sales and Service                Leased
  Sao Paolo, Brazil........................  Production and Sales                         Leased


---------------

(1) We also conduct research and development activities at certain of the listed facilities in Switzerland, Germany, the United States and, to a lesser extent, China.

(2) Held by a joint venture in which we own a 60% interest.

     We believe our facilities are adequate for our current and reasonably anticipated future needs.

LEGAL PROCEEDINGS

     Routine litigation is incidental to our business. Nevertheless, we are not currently involved in any legal proceeding which we believe could have a material adverse effect upon our financial condition or results of operations. See "-- Environmental Matters" for information concerning legal proceedings relating to certain environmental claims.

     We have received a Notice of Proposed Adjustment from the Internal Revenue Service disallowing $20.4 million of intercompany interest deductions that we took in our 1994 and 1995 tax returns when we were a subsidiary of Ciba. We are indemnified under the acquisition agreement with Ciba against any loss that may arise from the proposed adjustment. Regardless, we believe that such deductions were properly made and we intend to assist Ciba in contesting the proposed adjustment.

     Our products generally are sold with a limited warranty for defects. We have reviewed our products currently in use by customers or being sold and do not believe that we will have material increase in warranty or product liability claims arising out of Year 2000 non-compliance. However, any material increase in these claims could harm our results of operations.

                                   MANAGEMENT


DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of the Company are set forth below. All directors hold office until the annual meeting of shareholders following their election or until their successors are duly elected and qualified. Officers are appointed by the Board of Directors and serve at the discretion thereof.


NAME                                          AGE    POSITION
----                                          ---    --------
Robert F. Spoerry.........................    43     President, Chief Executive Officer and Chairman
                                                     of the Board of Directors
William P. Donnelly.......................    37     Chief Financial Officer
Karl M. Lang..............................    51     Head, Laboratory Division
Lukas Braunschweiler......................    42     Head, Industrial and Retail (Europe)
John D. Robechek..........................    50     Head, Industrial and Retail (Americas)
Peter Burker..............................    53     Head, Human Resources
Thomas Rubbe..............................    44     Head, Logistics and Information Systems
Philip Caldwell...........................    78     Director
Reginald H. Jones.........................    81     Director
John D. Macomber..........................    70     Director
Laurence Z. Y. Moh........................    72     Director
Thomas P. Salice..........................    39     Director


     Robert F. Spoerry has been President and Chief Executive Officer of the Company since 1993. He served as Head, Industrial and Retail (Europe) of the Company from 1987 to 1993. Mr. Spoerry has been a Director since October 1996. Mr. Spoerry has been Chairman of the Board of Directors since May 18, 1998.

     William P. Donnelly has been Chief Financial Officer of the Company since April 1, 1997. From 1993 until joining the Company, he held various senior financial and management positions, including most recently Group Vice President and Chief Financial Officer, with Elsag Bailey Process Automation, a global manufacturer of instrumentation and analytical products, and developer of distributed control systems. Prior to 1993, Mr. Donnelly was associated with the international accounting firm of Price Waterhouse.

     Karl M. Lang has been Head, Laboratory Division of the Company since 1994. From 1991 to 1994 he was based in Japan as a representative of senior management with responsibility for expansion of the Asian operations.

     Lukas Braunschweiler has been Head, Industrial and Retail (Europe) of the Company since 1995. From 1992 until 1995 he held various senior management positions with the Landis & Gyr Group, a manufacturer of electrical meters. Prior to August 1992 he was a Vice President in the Technology Group of Saurer Group, a manufacturer of textile machinery.

     John D. Robechek has been Head, Industrial and Retail (Americas) of the Company and President of Mettler-Toledo, Inc., a U.S.-based subsidiary of the Company, since 1995. From 1990 through 1994 he served as Senior Vice President and managed all of the Company's U.S. subsidiaries.

     Peter Burker has been Head, Human Resources of the Company since 1994. From 1992 to 1994 he was Mettler-Toledo's General Manager in Spain, and from 1989 to 1991 he headed the Company's operations in Italy.

     Thomas Rubbe has been Head, Logistics and Information Systems of the Company since 1995. From 1990 to 1995 he was head of Controlling, Finance and Administration with the Company's German marketing organization.

     Philip Caldwell has been a Director since October 1996. Prior to May 18, 1998, Mr. Caldwell served as Chairman of the Board of Directors. Mr. Caldwell spent 32 years at Ford Motor Company, where he served as Chairman of the Board of Directors and Chief Executive Officer from 1980 to 1985 and a Director from 1973 to 1990. He served as a Director and Senior Managing Director of Lehman Brothers Inc. and its predecessor, Shearson Lehman Brothers Holdings, Inc., from 1985 to February 1998. Mr. Caldwell is also a Director of Waters Corporation, Zurich Holding Company of America, Inc., American Guarantee & Liability Insurance Company, The Mexico Fund and Russell Reynolds Associates, Inc. He has served as a Director of the Chase Manhattan Corporation, the Chase Manhattan Bank, N.A., Digital Equipment Corporation, Federated Department Stores Inc., the Kellogg Company, Shearson Lehman Brothers Holdings Inc., CasTech Aluminum Group Inc., Specialty Coatings International Inc. and Zurich Reinsurance Centre Holdings, Inc.

     Reginald H. Jones has been a Director since October 1996. Mr. Jones retired as Chairman of the Board of Directors of General Electric Company ("General Electric") in April 1981. At General Electric, he served as Chairman of the Board of Directors and Chief Executive Officer from December 1972 through April 1981, President from June 1972 to December 1972 and a Director from August 1971 to April 1981.

     John D. Macomber has been a Director since October 1996. He has been a principal of JDM Investment Group since 1992. He was Chairman and President of the Export-Import Bank of the United States (an agency of the U.S. Government) from 1989 to 1992. From 1973 to 1986 Mr. Macomber was Chairman and Chief Executive Officer of Celanese Corporation. Prior to that, Mr. Macomber was a Senior Partner of McKinsey & Company. Mr. Macomber is also a Director of Textron Inc., Bristol-Myers Squibb Company, Xerox Corporation, Lehman Brothers Holdings Inc., Pilkington plc and Brown Group, Inc.

     Laurence Z. Y. Moh has been a Director since October 1996. At present, he is Chairman and CEO of Plantation Timber Products Limited (CHINA), which he founded in 1996. He is Chairman Emeritus of Universal Furniture Limited, which he founded in 1959.

     Thomas P. Salice has been a Director since October 1996. Mr. Salice is a Managing Director of AEA Investors and has been associated with AEA Investors since June 1989. Mr. Salice is also a Director of Waters Corporation.

EXECUTIVE COMPENSATION

     The following table sets forth for the years ended December 31, 1997, 1996 and 1995 the compensation paid to or accrued for services performed by the Chief Executive Officer, each of the four other most highly compensated executive officers of the Company who were serving as executive officers at December 31, 1997 and one other highly compensated employee who is no longer an executive officer (collectively, the "Named Executive Officers").

                         SUMMARY COMPENSATION TABLE(1)


                                                                                           SECURITIES
                                                                            OTHER ANNUAL   UNDERLYING    ALL OTHER
NAME AND PRINCIPAL POSITION                    YEAR    SALARY    BONUS(2)   COMPENSATION   OPTIONS(#)   COMPENSATION
---------------------------                    ----   --------   --------   ------------   ----------   ------------

Robert F. Spoerry............................  1997   $386,074   $427,113     $36,212(3)     125,839      $112,816(5)
  President and                                1996    435,135   276,521        8,857(3)   1,047,976       124,431(5)
  Chief Executive Officer                      1995    289,343    85,871           --            300(4)     54,346(5)

William P. Donnelly(6).......................  1997    124,095   208,464       18,614(7)     195,050        36,768(5)
  Chief Financial Officer                      1996         --        --           --             --            --
                                               1995         --        --           --             --            --

Karl M. Lang.................................  1997    170,424   134,209           --         37,751        55,319(5)
  Head, Laboratory                             1996    212,997    88,375           --        209,597        61,901(5)
                                               1995    228,427    38,071           --             --        60,321(5)

Lukas Braunschweiler.........................  1997    168,218   201,676           --         37,751        49,145(5)
  Head, Industrial and Retail                  1996    210,893    66,162           --        209,597        62,482(5)
  (Europe)                                     1995    228,427    25,381           --             --        50,460(5)

John D. Robechek.............................  1997    220,000   193,886           --         37,751         7,754(8)
  Head, Industrial and Retail                  1996    233,754    88,137           --        209,597         6,215(8)
  (Americas)                                   1995    225,000    40,563           --             --         6,168(8)

Fred Ort.....................................  1997    164,633   177,061           --             --        55,452(5)
  Corporate Controller                         1996    207,221    99,325           --         78,599        52,745(5)
                                               1995    227,284    69,701           --             --        70,804(5)


---------------

(1) Amounts paid in Swiss francs (all amounts except those paid to Mr. Robechek) converted to U.S. dollars at a rate of SFr 1.182 to $1.00 for 1995, SFr
    1.2355 to $1.00 for 1996 and SFr 1.4505 to $1.00 for 1997, in each case the average exchange rate during such year.

(2) Does not include Ciba bonuses to Messrs. Spoerry, Braunschweiler, Lang, Robechek and Ort for services rendered to Ciba in connection with its efforts to sell the Company.

(3) Represents additional compensation paid to fully offset, after payment of all taxes and social security contributions, interest charged to Mr. Spoerry on a loan to Mr. Spoerry from Mettler-Toledo GmbH, a subsidiary of the Company. See "Certain Relationships and Related Transactions."

(4) Option to purchase the specified number of shares of Ciba common stock at an exercise price of SFr 750 ($665 at the date of grant) per share. The fair market value at the date of grant was SFr 764 ($678) per share.

(5) Represents Company contributions to the Mettler-Toledo Fonds (a Swiss pension plan similar to a defined contribution plan under U.S. law). Fifty percent of the amount shown is a required employee contribution under the plan which the Company has contributed on behalf of the Named Executive Officers, and the other 50% is a required matching employer contribution.

(6) Mr. Donnelly's employment commenced on April 1, 1997.

(7) Represents allowances associated with Mr. Donnelly's status as an expatriate in Switzerland.

(8) Includes: (i) the value of group life insurance over $50,000 of $1,024 for 1995, $1,071 for 1996 and $1,036 in 1997; (ii) the Company's contribution to Mr. Robechek's 401(k) plan account of $4,500 in 1995 and 1996 and $4,750 in 1997; and (iii) Mr. Robechek's profit sharing payout under the Company's Performance Dividend Plan of $644 in 1995 and 1996 and $1,968 in 1997.

STOCK OPTIONS

     The following table sets forth information concerning the grant of stock options under the Company's stock option plan to the individuals named in the Summary Compensation Table.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                                                                POTENTIAL REALIZABLE
                                                                                                  VALUE AT ASSUMED
                                                                                                   ANNUAL RATES OF
                                                                                                     STOCK PRICE
                                      NUMBER OF      % OF TOTAL                                   APPRECIATION FOR
                                      SECURITIES    OPTIONS/SARS                                     OPTION/SAR
                                      UNDERLYING     GRANTED TO    EXERCISE/BASE                       TERM(1)
                                     OPTIONS/SARS   EMPLOYEES IN       PRICE       EXPIRATION   ---------------------
NAME                                   GRANTED      FISCAL YEAR       ($/SH)          DATE       5% ($)      10% ($)
----                                 ------------   ------------   -------------   ----------   ---------   ---------
Robert F. Spoerry..................    125,839         12.23           15.89          2007      1,257,526   3,186,818
William P. Donnelly................     37,751          3.67           15.89          2007        377,251     956,028
                                       157,299         15.29            7.95          2007        786,450   1,993,018
Karl M. Lang.......................     37,751          3.67           15.89          2007        377,251     956,028
Lukas Braunschweiler...............     37,751          3.67           15.89          2007        377,251     956,028
John D. Robechek...................     37,751          3.67           15.89          2007        377,251     956,028
Fred Ort...........................         --            --              --            --             --          --

---------------

(1) The assumed annual rates of appreciation over the term of the option are set forth in accordance with rules and regulations adopted by the Securities and Exchange Commission and do not represent the Company's estimate of stock price appreciation.

OPTION EXERCISE TABLE

     No options to purchase common stock were exercised by the Named Executive Officers in 1997. The following table sets forth information with respect to the aggregate number of unexercised options to purchase common stock granted to the Named Executive Officers and held by them as of December 31, 1997, and the value of unexercised in-the-money options (i.e., options that had a positive spread between the exercise price and the fair market value of the common stock) as of December 31, 1997.

                                                                  NUMBER OF SECURITIES
                                                                 UNDERLYING UNEXERCISED       VALUE OF UNEXERCISED IN-
                                        SHARES                   OPTIONS/SARS AT FISCAL        THE-MONEY OPTIONS/SARS
                                      ACQUIRED ON    VALUE             YEAR-END(#)            AT FISCAL YEAR-END($)(1)
                                       EXERCISE     REALIZED   ---------------------------   ---------------------------
NAME                                      (#)         ($)      EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                                  -----------   --------   -----------   -------------   -----------   -------------
Robert F. Spoerry...................       0           0         209,595        964,220      $1,949,234     $7,968,084
William P. Donnelly.................       0           0               0        195,050               0      1,514,222
Karl M. Lang........................       0           0          41,919        205,429         389,847      1,610,747
Lukas Braunschweiler................       0           0          41,919        205,429         389,847      1,610,747
John D. Robechek....................       0           0          41,919        205,429         389,847      1,610,747
Fred Ort............................       0           0          15,719         62,880         146,187        584,784

---------------

(1) Sets forth values for "in the money" options that represent the positive spread between the respective exercise/base prices of outstanding stock options and the closing price of $17.25 per share at December 31, 1997, as reported on the New York Stock Exchange.

EMPLOYMENT AGREEMENTS

     Mettler-Toledo GmbH, a subsidiary of the Company, entered into an employment agreement with Robert F. Spoerry dated as of October 30, 1996. The agreement provides for annual base salary of SFr 560,000 (approximately $386,074 at December 31, 1997), which may be increased from time to time in accordance with the Company's normal business practices, and for participation in the Company's bonus plan. In addition, the agreement provides for payment of the amount necessary, after payment of all taxes and social security contributions, to fully offset the interest charged to Mr. Spoerry on a certain loan to the Executive. See "Certain Relationships and Related Transactions" for a description of the loan. The agreement prohibits Mr. Spoerry from competing with the Company for a period of 24 months after termination of employment. The agreement may be terminated without cause, on 36 months' notice during which period Mr. Spoerry is entitled to full compensation under the agreement.

     Mettler-Toledo GmbH also has entered into employment agreements with Lukas Braunschweiler, William P. Donnelly and Karl Lang, and Mettler-Toledo, Inc., a subsidiary of the Company, has entered into an employment agreement with John D. Robechek. The employment agreements provide for a base salary subject to adjustment and participation in the Company's bonus plan and participation in the Company's other employee benefit plans. Each agreement prohibits the executive from competing with the Company for a period of twelve months after termination of employment. Each agreement may be terminated without cause, on twelve months' notice during which period the executive is entitled to full compensation under the agreement.

DIRECTORS' COMPENSATION

     Members of the Board of Directors of the Company who are officers of the Company or employees of AEA Investors have not received additional compensation for being on the Board or its committees. The non-executive directors were given a one-time opportunity to purchase stock in the Company upon their election to the Board. Mr. Caldwell purchased 35,940 shares of common stock and each of Messrs. Jones, Macomber and Moh purchased 23,972 shares of common stock. Members of the Board of Directors of the Company have received reimbursement for traveling costs and other out-of-pocket expenses incurred in attending board and committee meetings. Effective May 18, 1998, members of the Board of Directors who are not employees of the Company will receive an annual fee of $17,500 (payable quarterly in advance), $1,000 for each Board meeting attended and $500 for each meeting of a committee of the Board attended, plus reimbursement for traveling costs and other out-of-pocket expenses incurred in attending such meetings. In addition, each member of the Board of Directors who is not an employee of the Company will receive a stock option grant of 1,000 shares of the Company's common stock per year.

RETIREMENT PLANS

     Mr. Robechek is covered under two pension plans, the Mettler-Toledo Retirement Plan and the Mettler-Toledo Supplemental Retirement Income Plan. Benefits under these plans are determined by career average compensation rather than final compensation. The annual accrual for each year under both plans is the difference of 2% of annual compensation in a plan year and 0.6% of the lesser of annual compensation or covered compensation (defined under the plans as the average of the Social Security Taxable Wage Bases in effect for each calendar year during the 35-year period ending on the last day of a given plan year). The Mettler-Toledo Retirement Plan includes all compensation up to the qualified plan limitations under the Internal Revenue Code of 1986, as amended ($160,000 per year in 1997), and the Mettler-Toledo Supplemental Retirement Income Plan pays for benefits in excess of these limits. The accrued annual benefit payable to Mr. Robechek under the Mettler-Toledo Retirement Plan is $48,717 and the accrued annual benefit under the Mettler-Toledo Supplemental Plan is $14,292, for a total annual retirement benefit of $63,009.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The following directors served on the Company's Compensation Committee during the fiscal year ended December 31, 1997: Reginald H. Jones, Laurence Z.
Y. Moh and Thomas P. Salice. Mr. Salice also served as an officer of the Company and certain of its subsidiaries during such fiscal year. Mr. Salice is an officer of AEA Investors, a shareholder of the Company. AEA Investors provided certain management, consulting and financial services to the Company for professional service fees and was reimbursed for out-of-pocket expenses. In the fiscal year ended December 31, 1997, payments for such management fee and reimbursement for expenses totaled approximately $1 million. Such services included, but were not necessarily limited to, advice and assistance concerning the strategy, planning and financing of the Company, as needed from time to time. Such arrangement with AEA Investors was terminated in November 1997 and AEA Investors was paid a termination fee of $2.5 million in connection therewith. The Company receives the benefit of volume discounts for certain office services and supplies made available to various companies associated with AEA Investors pursuant to arrangements managed by a subsidiary of AEA Investors. Mr. Salice currently is a director of Mettler-Toledo and a Managing Director of AEA Investors.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


     At the time of the Acquisition, AEA Investors and the Company entered into a management agreement pursuant to which AEA Investors provided management, consulting and financial services to the Company. Such services included such areas as the preparation and evaluation of strategic, operating, financial and capital plans and the development and implementation of compensation and other incentive programs. The services were provided by the executive staff of AEA Investors. In consideration of such services, AEA Investors received an annual fee of $1.0 million, plus reimbursement for certain expenses and indemnification against certain liabilities. The Company believes that the terms of these management arrangements were as favorable as could be obtained from an unaffiliated third party. The management agreement was terminated upon consummation of the IPO. In consideration of services by AEA Investors in arranging, structuring and negotiating the terms of the Acquisition, the Company paid AEA Investors a transaction fee of $5.5 million and reimbursed AEA Investors for certain related expenses. In connection with the termination of the management agreement, the Company paid AEA Investors $2.5 million and reimbursed AEA Investors for certain related expenses.

     Management and other employees of the Company have contributed approximately $20 million of the equity of the Company. For information regarding the number of shares owned each Named Executive Officer, see "Principal and Selling Shareholders."

     On October 7, 1996, in order to fund a portion of the purchase price for the shares purchased by Mr. Spoerry, Mettler-Toledo GmbH entered into a loan agreement with Mr. Spoerry, in the amount of SFr 1.0 million (approximately $689,417 at December 31, 1997). The loan bears interest at a rate of 5% and is payable upon demand, which may not be made until seven years after the date of the loan.

                       PRINCIPAL AND SELLING SHAREHOLDERS


     The following table sets forth certain information regarding the beneficial ownership of the Company's common stock immediately prior to the offerings and as adjusted to reflect the sale of the shares of common stock pursuant to the offerings, by (a) each person who is known to the Company to be the beneficial owner of more than five percent of the Company's common stock, (b) each director of the Company, (c) each of the Named Executive Officers, (d) all directors and executive officers of the Company as a group and (e) each other selling shareholder participating in the offerings. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock owned by them, except to the extent such power may be shared with a spouse.


                                       SHARES BENEFICIALLY                      SHARES BENEFICIALLY
                                         OWNED PRIOR TO                             OWNED AFTER
                                          THE OFFERINGS         NUMBER OF        THE OFFERINGS(1)
                                     -----------------------      SHARES      -----------------------
NAME OF BENEFICIAL OWNER              NUMBER      PERCENT(2)    OFFERED(1)     NUMBER      PERCENT(2)
------------------------             ---------    ----------    ----------    ---------    ----------
DIRECTORS:
  Robert F. Spoerry(3).............    939,480       2.42%             --       939,480       2.42%
  Philip Caldwell(4)...............     98,901          *              --        98,901          *
  Reginald H. Jones................     46,596          *              --        46,596          *
  John D. Macomber.................     53,740          *              --        53,740          *
  Laurence Z. Y. Moh...............    356,778          *              --       356,778          *
  Thomas P. Salice(4)..............    612,259       1.59%             --       612,259       1.59%
NAMED EXECUTIVE OFFICERS:
  William P. Donnelly(4)(5)........    100,545          *              --       100,545          *
  Karl M. Lang(6)..................    170,848          *              --       170,848          *
  Lukas Braunschweiler(7)..........    167,848          *              --       167,848          *
  John D. Robechek(4)(8)...........    156,999          *              --       156,999          *
  All directors and executive
     officers as a group (13
     persons)(9)...................  3,048,309       7.76%             --     3,048,309       7.76%
SELLING SHAREHOLDERS:
  National Union Fire Insurance
     Company of Pittsburgh, PA.....  1,401,261       3.65%        869,565       531,696       1.38%
  Finlayson Fund Investments PTE
     LTD...........................    926,562       2.41%        805,706       120,856          *
  Nassau Capital Funds L.P.........    506,638       1.32%        431,743        74,895          *
  Novartis AG......................    490,935       1.28%        426,900        64,035          *
  66 other selling shareholders,
     each of whom is selling less
     than 150,000 shares in the
     offerings or beneficially owns
     less than 1% of the
     outstanding common stock prior
     to the offerings..............  4,810,959      12.53%      3,053,086     1,757,873       4.58%


------------------

* The percentage of shares of common stock beneficially owned does not exceed one percent of the outstanding shares of common stock.


(1) Assumes no exercise of the underwriters' over-allotment options.



(2) Calculations of percentage of beneficial ownership are based on 38,400,363 shares of common stock outstanding on December 31, 1998. Calculations assume the exercise by only the named shareholder of all options for the purchase of common stock held by such shareholder which are exercisable within 60 days of the date hereof.

(3) Mr. Spoerry is also a Named Executive Officer. Includes 444,358 shares of common stock issuable upon exercise of options that are exercisable within 60 days from the date hereof.

(4) Includes shares held by, or in trust for, members of such individual's family for which Messrs. Caldwell, Donnelly, Salice and Robechek disclaim beneficial ownership. Does not include shares held by AEA Investors, of which Mr. Salice is an officer.

(5) Includes 39,010 shares of common stock issuable upon exercise of options that are exercisable within 60 days from the date hereof.

(6) Includes 91,389 shares of common stock issuable upon exercise of options that are exercisable within 60 days from the date hereof.

(7) Includes 91,389 shares of common stock issuable upon exercise of options that are exercisable within 60 days from the date hereof.

(8) Includes 91,389 shares of common stock issuable upon exercise of options that are exercisable within 60 days from the date hereof.

(9) Includes Fred Ort, who ceased to be an executive officer on April 1, 1997.

                        DESCRIPTION OF CREDIT AGREEMENT


     We have summarized some of the important provisions of our credit agreement below. Because this is a summary, it does not contain all the information that may be important to you. You should refer to the complete credit agreement that we filed as an exhibit to our Form 10-K for the year ended December 31, 1997 as well as an amendment to the credit agreement which we filed as an exhibit to our Form 10-Q for the quarter ended September 30, 1998.

BORROWERS AND AMOUNT BORROWED

     The following subsidiaries are the principal borrowers under the credit agreement:

     - Mettler-Toledo, Inc.

     - Mettler-Toledo Holding AG

     - Safeline Holding Company

     Several other subsidiaries may borrow under the credit agreement for limited working capital purposes. The borrowers pay interest based on an interest rate which adjusts as LIBOR changes and the interest rate they pay may also change each quarter based on our financial performance.

     As of September 30, 1998, the total amount of borrowings by us and our subsidiaries under the credit agreement was $351.5 million. Of this amount, $188.8 million was borrowed as term loans and $162.7 million was borrowed under revolving credit facilities. As of September 30, 1998, up to an additional $239.2 could be borrowed under the revolving credit facility.

     As of September 30, 1998, our subsidiaries had borrowings of $26.9 million under various other credit arrangements.

TERM AND REPAYMENT OF LOANS

     Borrowings under the credit agreement mature in May 2004. Starting in 1998, the term loan is being repaid quarterly. The annual repayment amounts range from $15 million in 1998 to $40 million in 2003 (based on current exchange rates).

     We must also prepay the term loans by the following amounts (each, as set forth in more detail in the credit agreement):

     - the net proceeds from certain asset sales and debt issuances

     - a specified percentage (75% or 50%) of our annual excess cash flow

     - 50% of the net proceeds from equity issuances

GUARANTEES AND SECURITY FOR LOANS

     We have guaranteed all borrowings under the credit agreement, except where a guarantee would have adverse tax consequences or is prohibited by law, and have secured this guarantee by pledging all the stock of Mettler-Toledo, Inc.

     Most of our subsidiaries have guaranteed or are direct borrowers of obligations under the credit agreement. In addition, these subsidiaries have pledged certain of their subsidiary stock holdings and intercompany loan receivables and granted security interests in other assets to secure their obligations under the credit agreement. In certain instances, such guarantees and security are limited by legal or tax considerations.

RESTRICTIONS ON THE COMPANY

     The credit agreement limits the ability of the company and its subsidiaries to:

     - incur liens

     - merge, consolidate or dispose of assets

     - make loans or investments

     - incur indebtedness

     - engage in transactions with affiliates

     - incur contingent obligations

     - pay dividends and make other distributions

     - make capital expenditures

     We are also required to maintain a minimum net worth and fixed charge coverage ratio and to keep the ratio of total debt to EBITDA below a specified level. The credit agreement contains certain other provisions that limit the activities of the Company and its subsidiaries.

EVENTS OF DEFAULT

     If events of default under the credit agreement occur, the lenders may accelerate all amounts due and terminate all commitments. Depending on the type of default, the acceleration or termination may happen automatically. Events of default include (each, as set forth in more detail in the credit agreement):

     - non-payment of principal, interest or fees

     - breaches of representations or warranties by the borrowers

     - failure to observe covenants

     - defaults under other indebtedness

     - insolvency and bankruptcy related events

     - material judgments being entered against us or our subsidiaries

     - the loan documents, guarantees or security interests becoming invalid

     - the occurrence of a change of control

     - the occurrence of certain ERISA or environmental matters

                          DESCRIPTION OF CAPITAL STOCK


     The following statements are brief summaries of certain provisions with respect to the Company's capital stock which are contained in the Amended and Restated Certificate of Incorporation and Amended By-laws, copies of which are incorporated by reference as exhibits to the Registration Statement of which this prospectus is a part. The following description does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of the Amended and Restated Certificate of Incorporation and Amended By-laws.


     The authorized capital stock of the Company consists of 125,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). As of December 31, 1998, there were 38,400,363 shares of common stock outstanding, 4,871,842 shares of common stock issuable upon exercise of outstanding options and no shares of Preferred Stock outstanding. As of January 4, 1999, there were 584 holders of record of the Company's common stock. This number excludes beneficial holders of common stock held in "street name."


COMMON STOCK

     Holders of common stock are entitled to one vote for each share held of record on all matters to be submitted to a vote of the shareholders (including the election of directors) and have no preemptive, subscription or redemption rights. Holders of common stock do not have cumulative voting rights, and therefore holders of a majority of the shares voting for the election of directors can elect all of the directors. In such event, the holders of the remaining shares will not be able to elect any directors.

     Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors of the Company out of funds legally available therefor. All outstanding shares of common stock are fully paid and nonassessable. In the event of any liquidation, dissolution or winding-up of the affairs of the Company, holders of common stock will be entitled to share ratably in the assets of the Company remaining after payment or provision for payment of all of the Company's debts and obligations and liquidation payments to holders of outstanding shares of Preferred Stock.

PREFERRED STOCK

     The Board of Directors, without further shareholder authorization, is authorized to issue shares of Preferred Stock in one or more series and to determine and fix the rights, preferences and privileges of each series, including dividend rights and preferences over dividends on the common stock and one or more series of the Preferred Stock, conversion rights, voting rights (in addition to those provided by law), redemption rights and the terms of any sinking fund therefor, and rights upon liquidation, dissolution or winding up, including preferences over the common stock and one or more series of the Preferred Stock. Although the Company has no present plans to issue any shares of Preferred Stock, the issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, may have the effect of delaying, deferring or preventing a change in control of the Company or an unsolicited acquisition proposal.

CERTAIN PROVISIONS OF THE COMPANY'S AMENDED AND RESTATED CERTIFICATE OF INCORPORATION, AMENDED BY-LAWS AND DELAWARE LAW

     The Amended and Restated Certificate of Incorporation, Amended By-laws and Delaware law contain provisions that could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise. Such provisions could have the effect of discouraging open market purchases of the common stock because they may be considered disadvantageous by a shareholder who desires to participate in a business combination or elect a new director.

     Section 203 of Delaware Law. The Company is a Delaware corporation and is subject to Section 203 ("Section 203") of the Delaware General Corporation Law (the "DGCL"). In general, Section 203 prevents an "interested stockholder" (defined as a person who, together with affiliates and associates, beneficially owns, or if an affiliate or associate of the corporation did beneficially own within the last three years, 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the time such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or
(iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the "interested stockholder." A "business combination" generally includes mergers, stock or asset sales involving 10% or more of the market value of the corporation's assets or stock, certain stock transactions and certain other transactions resulting in a financial benefit to the interested stockholder or an increase in their proportionate share of any class or series of a corporation. The existence of Section 203 of the DGCL could have the effect of discouraging an acquisition of the Company or stock purchasers in furtherance of an acquisition.

     Limitation on Directors' Liabilities and Indemnification. The Amended and Restated Certificate of Incorporation provides that to the fullest extent permitted by the DGCL as it currently exists, a director of the Company shall not be liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director. Under the current DGCL, liability of a director may not be limited (i) for any breach of the director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and (iv) for any transaction from which the director derives an improper personal benefit. The effect of this provision of the Company's Amended and Restated Certificate of Incorporation is to eliminate the rights of the Company and its shareholders (through shareholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. The provision does not exonerate the directors from liability under federal securities laws or limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the Amended By-laws provide that the Company shall indemnify its directors, officers, employees and agents to the fullest extent permitted by the DGCL.

     Advance Notice for Shareholder Nomination of Directors and Shareholder Proposals. The Amended By-laws establish an advance notice procedure with regard to the nomination, other than by or at the direction of the Board of Directors or a committee thereof, of candidates for election as directors (the "Nomination Procedure") and with regard to other matters to be brought by shareholders before an annual meeting of shareholders of the Company (the "Business Procedure").

     The Nomination Procedure requires that a shareholder give prior written notice, in proper form, of a planned nomination for the Board of Directors to the Secretary of the Company. The requirements as to the form and timing of that notice are specified in the Amended By-laws. If the Chairman of the Board of Directors determines that a person was not nominated in accordance with the Nomination Procedure, such person will not be eligible for election as a director. Under the Business Procedure, a shareholder seeking to have any business conducted at an annual meeting must give prior written notice, in proper form, to the Secretary of the Company. The requirements as to the form and timing of that notice are specified in the Amended By-laws. If the Chairman of the Board of Directors determines that the other business was not properly brought before such meeting in accordance with the Business Procedure, such business will not be conducted at such meeting.

     Although the Amended By-laws do not give the Board of Directors any power to approve or disapprove shareholder nominations for the election of directors or of any business desired by shareholders to be conducted at an annual meeting, the Amended By-laws (i) may have the effect of precluding a nomination for the election of directors or precluding the conduct of business at a particular annual meeting if the proper procedures are not followed or (ii) may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company, even if the conduct of such solicitation or such attempt might be beneficial to the Company and its shareholders.

REGISTRATION RIGHTS

     Holders of the Company's common stock that purchased shares prior to the IPO have rights to require the Company to register such shares of common stock for resale pursuant to subscription agreements pursuant to which they acquired their shares. Upon the request of persons owning at least 25% of the sum of all outstanding shares of common stock which are then "restricted securities" (as defined in the Company's registration rights agreements) and which have a value of at least $5,000,000, the Company is required to register the sale of such securities, subject to certain limitations and requirements. The Company is not required to file any registration statement within six months of the effective date of any earlier registration statement and is not required to file more than three registration statements pursuant to such requests. In addition, under certain circumstances, should the Company file a registration statement with the Securities and Exchange Commission registering shares of the common stock of the Company, the owners of restricted securities would be entitled to include their restricted securities in such registration.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is ChaseMellon Shareholder Services L.L.C.

                        SHARES ELIGIBLE FOR FUTURE SALE



     As of December 31, 1998, the Company had 38,400,363 shares of common stock outstanding. Except to the extent such shares are subject to the agreement with the underwriters described below, shares of common stock are freely tradable without restriction or further registration under the Securities Act of 1933, unless held by an "affiliate," of the Company as that term is defined in the Securities Act, which shares will be subject to the resale limitations of Rules 144 and 145 under the Securities Act of 1933.


     In general, under Rules 144 and 145 as currently in effect, a shareholder (or shareholders whose shares are aggregated) who is an "affiliate" of the Company is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the outstanding common stock or the average weekly trading volume in the common stock during the four calendar weeks preceding the date on which notice of such sale is filed pursuant to Rule 144. The holder may only sell such shares through unsolicited brokers' transactions. Sales under Rules 144 and 145 are also subject to certain provisions regarding the manner of sale, notice requirements and the availability of current public information about the Company. A shareholder (or shareholders whose shares are aggregated) who is not an affiliate of the Company for at least 90 days prior to a proposed transaction is entitled to sell such shares under Rule 144 without regard to the limitations described above.


     Notwithstanding the foregoing, in connection with the offerings, the Company, the Company's executive officers and directors and the selling shareholders, who will collectively hold, after the offerings, 4,811,001 shares of common stock (assuming no exercise of the underwriters' over-allotment options) will agree, subject to certain exceptions, not to directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of common stock or any securities convertible into or exchangeable or exercisable for common stock, or file any registration statement under the Securities Act of 1933 with respect to any of the foregoing or (ii) enter into any swap or other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the common stock whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters for a period of 90 days after the date of this prospectus, other than (i) the sale to the underwriters of the shares of common stock in connection with the offerings, (ii) upon the exercise of outstanding stock options, (iii) the issuance of options pursuant to our stock option plan, or (iv) the filing of a registration statement on Form S-8 under the Securities Act of 1933 relating to common stock of the Company issued pursuant to our stock option plan. Certain other shareholders, who collectively hold a total of 3,330,863 shares, have similarly agreed not to dispose of or transfer shares without the Company's consent until March 1, 1999.



     The Company has filed a registration statement on Form S-8 (Reg. No. 333-52661) under the Securities Act of 1933 to register 6,368,445 shares of common stock which are reserved for issuance under its stock option plan. The Form S-8 includes, in some cases, shares for which an exemption under Rule 144 or Rule 701 under the Securities Act of 1933 would also be available, thus permitting the resale of shares issued under the Company's stock option plan by non-affiliates in the public market, without restriction under the Securities Act of 1933. Such registration statement became effective immediately upon filing whereupon shares registered thereunder became eligible for sale in the public market, subject to vesting and, in certain cases, subject to the lock-up agreements described above. At the date of this prospectus, options to purchase 4,871,842 shares of common stock are outstanding under our stock option plan.

                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS


                         FOR NON-UNITED STATES HOLDERS


     The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of common stock applicable to Non-U.S. Holders of such common stock. A "Non-U.S. Holder" is a person other than:

     - any individual who is a citizen or resident of the United States,

     - a corporation, partnership or other entity created or organized in the United States or under the laws of the United States or of any state (other than any partnership treated as foreign under U.S. Treasury regulations),

     - an estate whose income is includable in gross income for United States federal income tax purposes regardless of source, or

     - a trust subject to the primary supervision of a court within the United States and the control of one or more U.S. persons.

     An individual may, subject to certain exceptions, be deemed to be a resident alien (as opposed to a non-resident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are subject to tax as if they were U.S. citizens.

     This discussion does not consider specific facts and circumstances that may be relevant to a particular Non-U.S. Holder's tax position (including the fact that in the case of a Non-U.S. Holder that is a partnership, the U.S. tax consequences of holding and disposing of shares of common stock may be affected by certain determinations made at the partner level) and does not consider U.S. state and local or non-U.S. tax consequences. This discussion also does not consider the tax consequences for any person who is a shareholder, partner or beneficiary of a holder of the common stock. Further, it does not consider Non-U.S. Holders subject to special tax treatment under the federal tax laws (including but not limited to banks and insurance companies, dealers in securities, traders in securities that elect mark-to-market accounting treatment and holders of securities held as part of a "straddle," "hedge," or "conversion transaction"). The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), the applicable Treasury regulations promulgated and proposed thereunder, and administrative and judicial interpretations as of the date hereof, all of which are subject to change either retroactively or prospectively. The following summary is included herein for general information. ACCORDINGLY, EACH PROSPECTIVE NON-U.S. HOLDER IS URGED TO CONSULT A TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL TAX CONSEQUENCES OF HOLDING AND DISPOSING OF COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY U.S. STATE, LOCAL OR OTHER U.S. OR NON-U.S. TAXING JURISDICTION.

DIVIDENDS

     In general, dividends paid to a Non-U.S. Holder of common stock will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

     Dividends that are effectively connected with a Non-U.S. Holder's conduct of a trade or business in the United States or, if an income tax treaty applies, attributable to a permanent establishment, or, in the case of an individual, a "fixed base," in the United States ("U.S. trade or business income") are generally subject to U.S. federal income tax on a net income basis at regular graduated rates, but are not generally subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate U.S. Internal Revenue

Service ("IRS") form with the payor (which form, under U.S. Treasury regulations generally effective for payments made after December 31, 1999 (the "Final Regulations"), in certain circumstances may require the Non-U.S. Holder to provide a U.S. taxpayer identification number). Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     Under currently applicable U.S. Treasury regulations, dividends paid to an address in a foreign country are presumed (absent actual knowledge to the contrary) to be paid to a resident of such country for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. Under the Final Regulations, however, a Non-U.S. Holder of common stock who wishes to claim the benefit of an applicable treaty rate generally will be required to satisfy applicable certification and other requirements. In addition, under the Final Regulations, in the case of common stock held by a foreign partnership, (x) the certification requirement will generally be applied to the partners of the partnership and (y) the partnership will be required to provide certain information, including a United States taxpayer identification number. The Final Regulations also provide look-through rules for tiered partnerships.

     A Non-U.S. Holder of common stock that is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

DISPOSITION OF COMMON STOCK

     A Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of common stock unless:

     - the gain is U.S. trade or business income (in which case, the branch profits tax described above may also apply to a corporate Non-U.S. Holder),

     - the Non-U.S. Holder is an individual who holds the common stock as a capital asset within the meaning of Section 1221 of the Code, is present in the United States for 183 or more days in the taxable year of the disposition and meets certain other requirements,

     - the Non-U.S. Holder is subject to tax pursuant to the provision of the U.S. tax law applicable to certain United States expatriates, or

     - the Company is or has been a "U.S. real property holding corporation" for federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition and such period that the common stock was held.

     The tax with respect to stock in a "U.S. real property holding corporation" does not apply to a Non-U.S. Holder whose holdings, direct and indirect, at all times during the applicable period, constitute 5% or less of the common stock, provided that the common stock is regularly traded on an established securities market. Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The Company is not, and does not anticipate becoming, a "U.S. real property holding corporation" for U.S. federal income tax purposes.

FEDERAL ESTATE TAXES

     Common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. Such individual's estate may be subject to U.S. federal estate tax on the property includable in the gross estate for U.S. federal estate tax purposes.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

     Under U.S. Treasury Regulations, the Company may be required to report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and any tax withheld with respect to such dividends. The information reporting requirements apply regardless of whether withholding is required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non U.S.-Holder is a resident under the provisions of an applicable income tax treaty or agreement.

     Under certain circumstances, the IRS requires "information reporting" and "backup withholding" at a rate of 31% with respect to certain payments on common stock. Under currently applicable law, Non-U.S. Holders of common stock generally will be exempt from IRS reporting requirements and U.S. backup withholding with respect to dividends payable on common stock. Under the Final Regulations, however, a Non-U.S Holder of common stock that fails to certify its Non-U.S. Holder status in accordance with the requirements of the Final Regulations may be subject to U.S. backup withholding at a rate of 31% on payments of dividends.

     The payment of the proceeds of the disposition of common stock by a holder to or through the U.S. office of a broker or through a non-U.S. branch of a U.S. broker generally will be subject to information reporting and backup withholding at a rate of 31% unless the holder either certifies its status as a Non-U.S. Holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition by a Non-U.S. Holder of common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to backup withholding or information reporting unless the non-U.S. broker has certain U.S. relationships. In the case of the payment of proceeds from the disposition of common stock effected by a foreign office of a broker that is a U.S. person or a "U.S. related person," existing regulations require information reporting (but currently not backup withholding) on the payment unless the broker receives a statement from the owner, signed under penalty of perjury, certifying its non-U.S. status or the broker has documentary evidence in its files as to the Non-U.S. Holder's foreign status and the broker has no actual knowledge to the contrary. For this purpose, a "U.S. related person" is:

     - a "controlled foreign corporation" for U.S. federal income tax purposes, or

     - a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a U.S. trade or business.

     Under the Final Regulations, the payment of the proceeds of the disposition by a Non-U.S. Holder of common stock to or through a broker having certain enumerated connections with the United States may be subject to information reporting and backup withholding at a rate of 31% unless certain IRS certification requirements are satisfied or an exemption is otherwise established. Prospective Non-U.S. Holders should consult with their own tax advisors regarding the application of the Final Regulations to their particular circumstances.

     Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded (or credited against the holder's U.S. federal income tax liability, if any) provided that the required information is furnished to the IRS.

                                  UNDERWRITING



     Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), BT Alex. Brown Incorporated, Credit Suisse First Boston Corporation, Goldman, Sachs & Co. and J.P. Morgan Securities Inc. are acting as underwriters (the "U.S. Underwriters"). Subject to the terms and conditions set forth in a U.S. purchase agreement (the "U.S. Purchase Agreement") among the Company, the selling shareholders and the U.S. Underwriters, and concurrently with the sale of 1,117,400 shares of common stock to the International Managers (as defined below), the selling shareholders have agreed to sell to the U.S. Underwriters, and each of the U.S. Underwriters severally and not jointly has agreed to purchase from the selling shareholders the number of shares of common stock set forth opposite its name below.



                                                              NUMBER OF SHARES
U.S. UNDERWRITER                                              ----------------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
BT Alex. Brown Incorporated.................................
Credit Suisse First Boston Corporation......................
Goldman, Sachs & Co.........................................
J.P. Morgan Securities Inc..................................
                                                                 ---------
             Total..........................................     4,469,600
                                                                 =========



     The Company and the selling shareholders have also entered into an international purchase agreement (the "International Purchase Agreement") with certain underwriters outside the United States and Canada (the "International Managers" and, together with the U.S. Underwriters, the "Underwriters") for whom Merrill Lynch International, BT Alex. Brown International, a division of Bankers Trust International PLC, Credit Suisse First Boston (Europe) Limited, Goldman Sachs International and J.P. Morgan Securities Ltd. are acting as lead managers (the "Lead Managers"). Subject to the terms and conditions set forth in the International Purchase Agreement, and concurrently with the sale of 4,469,600 shares of common stock to the U.S. Underwriters pursuant to the U.S. Purchase Agreement, the selling shareholders have agreed to sell to the International Managers, and the International Managers severally have agreed to purchase from the selling shareholders, an aggregate of 1,117,400 shares of common stock. The initial public offering price per share and the total underwriting discount per share of common stock are identical under the U.S. Purchase Agreement and the International Purchase Agreement.



     In the U.S. Purchase Agreement and the International Purchase Agreement, the several U.S. Underwriters and the several International Managers, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of common stock being sold pursuant to each such agreement if any of the shares of common stock being sold pursuant to such agreement are purchased. Under certain circumstances, under the U.S. Purchase Agreement and the International Purchase Agreement, the commitments of non-defaulting Underwriters may be increased. The closings with respect to the sale of shares of common stock to be purchased by the U.S. Underwriters and the International Managers are conditioned upon one another.



     The U.S. Underwriters have advised the Company and the selling shareholders that the U.S. Underwriters propose initially to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus, and to certain dealers at such price less a concession not
in excess of $          per share of common stock. The U.S. Underwriters may
allow, and such dealers may reallow, a discount not in excess of $          per
share of common stock on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.



     The selling shareholders have granted options to the U.S. Underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of 670,440 additional shares of common stock at the initial public offering price set forth on the cover page of this prospectus, less the underwriting discount. The U.S. Underwriters may exercise these options solely to cover over-allotments, if any, made on the sale of the common stock offered hereby. To the extent that the U.S. Underwriters exercise these options, each U.S. Underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of common stock proportionate to such U.S. Underwriter's initial amount reflected in the foregoing table. The selling shareholders also have granted options to the International Managers, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of 167,610 additional shares of common stock to cover over-allotments, if any, on terms similar to those granted to the U.S. Underwriters.


     The following table shows the per share and total underwriting discounts and commissions to be paid by the selling shareholders to the Underwriters. This information is presented assuming either no exercise or full exercise by the Underwriters of their over-allotment options.


                                                           PER SHARE   WITHOUT OPTION   WITH OPTION
                                                           ---------   --------------   -----------
    Public Offering Price...............................      $            $               $
    Underwriting Discount...............................      $            $               $
    Proceeds to Selling Shareholders....................      $            $               $


     The Underwriters have agreed to pay certain expenses of the Company
incurred in connection with the offerings estimated at $          .

     The shares of common stock are being offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.


     The Company, the Company's executive officers and directors and the selling shareholders, who will collectively hold, after the offerings, 4,811,001 shares of common stock (assuming no exercise of the Underwriters' over-allotment options) have agreed, subject to certain exceptions, not to directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares of common stock or securities convertible into or exchangeable or exercisable for common stock or file a registration statement under the Securities Act with respect to the foregoing or (ii) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of the common stock whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch on behalf of the Underwriters for a period of 90 days after the date of this prospectus. Certain other shareholders, who collectively hold a total of 3,330,863 shares, have similarly agreed not to dispose of or transfer shares without the Company's consent until March 1, 1999. See "Shares Eligible for Future Sale."


     The U.S. Underwriters and the International Managers have entered into an intersyndicate agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the U.S. Underwriters and the International Managers are permitted to sell shares of common stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of common stock will not offer to sell or sell shares of common stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the International Managers and any dealer to whom they sell shares of common stock will not offer to sell or sell shares of common stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement.

     The Company and the selling shareholders have agreed to indemnify the U.S. Underwriters and the International Managers against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the U.S. Underwriters and the International Managers may be required to make in respect thereof.

     Until the distribution of the common stock is completed, rules of the SEC may limit the ability of the Underwriters and certain selling group members to bid for and purchase the common stock. As an exception to these rules, the U.S. Underwriters are permitted to engage in certain transactions that stabilize the price of the common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock.


     If the Underwriters create a short position in the common stock in connection with the offerings, i.e., if they sell more shares of common stock than are set forth on the cover page of this prospectus, the U.S. Underwriters may reduce that short position by purchasing common stock in the open market. The U.S. Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment options described above.



     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.


     None of the Company, the selling shareholders nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, none of the Company, the selling shareholders nor any of the Underwriters makes any representation that the U.S. Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.


     The Underwriters have from time to time provided investment banking financial advisory services to the Company and AEA Investors and its affiliates, for which they have received customary compensation, and may continue to do so in the future. Merrill Lynch served as lead manager and Credit Suisse First Boston Corporation served as co-manager of the offering of senior subordinated notes of the Company in October 1996, Merrill Lynch served as the Arranger and Documentation Agent and an affiliate of Credit Suisse First Boston Corporation served as co-agent in connection with the Company's previous credit facility and the credit agreement for which they received customary compensation. An affiliate of Credit Suisse First Boston Corporation and Merrill Lynch and its affiliates were lenders under the Company's previous credit facility and are lenders under the credit agreement. Merrill Lynch, BT Alex. Brown Incorporated, Credit Suisse First Boston Corporation and Goldman, Sachs & Co. and certain of their affiliates acted as underwriters in connection with the Company's IPO and June 1998 secondary offering.



                                 LEGAL MATTERS


     Certain legal matters with respect to the validity of the common stock offered hereby will be passed upon for the Company by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), London, England. Certain legal matters relating to the offerings will be passed upon for the Underwriters by Debevoise & Plimpton, New York, New York. Certain partners of Fried, Frank, Harris, Shriver & Jacobson own common stock of the Company.


                              INDEPENDENT AUDITORS


     The consolidated financial statements of Mettler-Toledo International Inc. and subsidiaries (as defined in Note 1 to the audited consolidated financial statements included as part of this prospectus) as of December 31, 1996 and 1997 and for the year ended December 31, 1995, for the period January 1, 1996 to October 14, 1996, for the period October 15, 1996 to December 31, 1996 and for the year ended December 31, 1997, included herein and incorporated in this prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1997, have been audited by KPMG Fides Peat, independent auditors, as set forth in their reports appearing elsewhere and have been so included and incorporated in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION


     We have filed with the U.S. Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 with respect to the common stock offered hereby under the Securities Act. This prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are omitted as permitted by the rules and regulations of the Commission. For further information pertaining to Mettler-Toledo and the common stock offered hereby, please see the Registration Statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part thereof. Statements contained in this prospectus regarding the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, we file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information, as well as the Registration Statement and the exhibits and schedules thereto, may be inspected, without charge, at the public reference facility maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such materials can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 or on the Commission's site on the Internet at http://www.sec.gov. You can call the SEC at 1-800-SEC-0330 for further information on its public reference facilities.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     The following documents filed by the Company with the Commission pursuant to the Exchange Act (File No. 0-22493) are incorporated herein by reference:


          (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1997, as amended by Amendment No. 1 to the Company's Annual Report on Form 10K, filed December 23, 1998;


          (2) The Company's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1998, June 30, 1998 and September 30, 1998; and

          (3) The description of the common stock contained in the Company's Registration Statement on Form 8-A, as amended, filed with the Commission on December 16, 1997, which incorporates by reference the description of the Company's common stock contained in its Registration Statement, as amended, on Form S-1 (Reg. No. 333-35597) filed with the Commission on November 10, 1997.

     All other documents filed by the Company with the Commission pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of these offerings shall be deemed to be incorporated by reference herein and to be a part hereof from the respective dates of the filing of such reports and documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     Upon request, we will provide without charge to any person to whom this prospectus is delivered, a copy of any and all information incorporated by reference in this prospectus, other than exhibits to such information (unless such exhibits are specifically incorporated by reference in such documents). If you wish to request information that has been incorporated by reference, please direct your request to William P. Donnelly, Mettler-Toledo International Inc., Im Langacher, P.O. Box MT-100, CH-8606 Greifensee, Switzerland (telephone 011-41-1-944-22-11).

                       METTLER-TOLEDO INTERNATIONAL INC.

                         (FORMERLY "MT INVESTORS INC.")


                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                              PAGE
                                                              ----
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Independent Auditors' Report................................   F-2
Consolidated Balance Sheets as of December 31, 1996 and
  1997......................................................   F-3
Consolidated Statements of Operations for the year ended
  December 31, 1995 and for the period January 1, 1996 to
  October 14, 1996 and for the period October 15, 1996
  to December 31, 1996 and for the year ended December 31,
  1997......................................................   F-4
Consolidated Statements of Changes in Net Assets/
  Shareholders' Equity for the year ended December 31, 1995
  and for the period January 1, 1996 to October 14, 1996
  and for the period October 15, 1996 to December 31, 1996
  and for the year ended December 31, 1997..................   F-5
Consolidated Statements of Cash Flows for the year ended
  December 31, 1995 and for the period January 1, 1996 to
  October 14, 1996 and for the period October 15, 1996
  to December 31, 1996 and for the year ended December 31,
  1997......................................................   F-6
Notes to Consolidated Financial Statements..................   F-7

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS:
Interim Consolidated Balance Sheets as of December 31, 1997
  and September 30, 1998....................................  F-30
Interim Consolidated Statements of Operations for the nine
  months ended September 30, 1997 and 1998..................  F-31
Interim Consolidated Statements of Shareholders' Equity for
  the nine months ended September 30, 1997 and 1998.........  F-32
Interim Consolidated Statements of Cash Flows for the nine
  months ended September 30, 1997 and 1998..................  F-33
Notes to the Interim Consolidated Financial Statements......  F-34

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
Mettler-Toledo International Inc.

We have audited the accompanying consolidated balance sheets of Mettler-Toledo International Inc. (formerly "MT Investors Inc.") and subsidiaries (as defined in Note 1 to the consolidated financial statements) as of December 31, 1996 and 1997, and the related consolidated statements of operations, net assets/shareholders' equity and cash flows for the year ended December 31, 1995 and for the period January 1, 1996 to October 14, 1996, the Predecessor periods, and for the period October 15, 1996 to December 31, 1996, and for the year ended December 31, 1997, the Successor periods. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mettler-Toledo International Inc. and subsidiaries as of December 31, 1996 and 1997, and the consolidated results of their operations and their cash flows for the year ended December 31, 1995 and for the period January 1, 1996 to October 14, 1996, the Predecessor periods, and for the period October 15, 1996 to December 31, 1996, and for the year ended December 31, 1997, the Successor periods, in conformity with generally accepted accounting principles in the United States of America.

As more fully described in Note 1 to the consolidated financial statements, Mettler-Toledo International Inc. acquired the Mettler-Toledo Group as of October 15, 1996 in a business combination accounted for as a purchase. As a result of the acquisition, the consolidated financial statements for the Successor periods are presented on a different basis of accounting than that of the Predecessor periods, and therefore are not directly comparable.

KPMG Fides Peat

Zurich, Switzerland
February 6, 1998

                       METTLER-TOLEDO INTERNATIONAL INC.


                         (FORMERLY "MT INVESTORS INC.")



                          CONSOLIDATED BALANCE SHEETS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               SUCCESSOR      SUCCESSOR
                                                              ------------   ------------
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1996           1997
                                                              ------------   ------------
                           ASSETS
Current assets:
  Cash and cash equivalents.................................    $ 60,696       $ 23,566
  Trade accounts receivable, less allowances of $8,388 in
     1996 and $7,669 in 1997................................     151,161        153,619
  Inventories...............................................     102,526        101,047
  Deferred taxes............................................       7,565          7,584
  Other current assets and prepaid expenses.................      17,268         24,066
                                                                --------       --------
     Total current assets...................................     339,216        309,882
Property, plant and equipment, net..........................     255,292        235,262
Excess of cost over net assets acquired, net of accumulated
  amortization of $982 in 1996 and $6,427 in 1997...........     135,490        183,318
Non-current deferred taxes..................................       3,916          5,045
Other assets................................................      37,974         15,806
                                                                --------       --------
     Total assets...........................................    $771,888       $749,313
                                                                ========       ========
            LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Trade accounts payable....................................    $ 32,797       $ 39,342
  Accrued and other liabilities.............................      79,857         80,844
  Accrued compensation and related items....................      35,457         43,214
  Taxes payable.............................................      17,580         33,267
  Deferred taxes............................................       9,132         10,486
  Short-term borrowings and current maturities of long-term
     debt...................................................      80,446         56,430
                                                                --------       --------
     Total current liabilities..............................     255,269        263,583
Long-term debt..............................................     373,758        340,334
Non-current deferred taxes..................................      30,467         25,437
Other non-current liabilities...............................      96,810         91,011
                                                                --------       --------
     Total liabilities......................................     756,304        720,365
Minority interest...........................................       3,158          3,549
Shareholders' equity:
  Preferred stock, $0.01 par value per share; authorized
     10,000,000 shares......................................          --             --
  Common stock, $0.01 par value per share; authorized
     125,000,000 shares; issued 38,336,014 (excluding 64,467
     shares held in treasury) at December 31, 1997..........          --            383
  Class A, B and C common stock, $0.01 par value per share;
     authorized 2,775,976 shares; issued 2,438,514 at
     December 31, 1996......................................          25             --
  Additional paid-in capital................................     188,084        284,630
  Accumulated deficit.......................................    (159,046)      (224,152)
  Currency translation adjustment...........................     (16,637)       (35,462)
                                                                --------       --------
     Total shareholders' equity.............................      12,426         25,399
Commitments and contingencies...............................
                                                                --------       --------
     Total liabilities and shareholders' equity.............    $771,888       $749,313
                                                                ========       ========

      See the accompanying notes to the consolidated financial statements

                       METTLER-TOLEDO INTERNATIONAL INC.

                         (FORMERLY "MT INVESTORS INC.")

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                   PREDECESSOR                           SUCCESSOR
                                        ----------------------------------   ----------------------------------
                                         YEAR ENDED      FOR THE PERIOD        FOR THE PERIOD       YEAR ENDED
                                        DECEMBER 31,   JANUARY 1, 1996 TO    OCTOBER 15, 1996 TO   DECEMBER 31,
                                            1995        OCTOBER 14, 1996      DECEMBER 31, 1996        1997
                                        ------------   -------------------   -------------------   ------------
Net sales.............................    $850,415          $662,221              $ 186,912           $878,415
Cost of sales.........................     508,089           395,239                136,820            493,480
                                          --------          --------             ----------         ----------
  Gross profit........................     342,326           266,982                 50,092            384,935
Research and development..............      54,542            40,244                  9,805             47,551
Selling, general and administrative...     248,327           186,898                 59,353            260,397
Amortization..........................       2,765             2,151                  1,065              6,222
Purchased research and development....          --                --                114,070             29,959
Interest expense......................      18,219            13,868                  8,738             35,924
Other charges (income), net...........      (9,331)           (1,332)                17,137             10,834
                                          --------          --------             ----------         ----------
  Earnings (loss) before taxes,
     minority interest and
     extraordinary items..............      27,804            25,153               (160,076)            (5,952)
Provision for taxes...................       8,782            10,055                   (938)            17,489
Minority interest.....................         768               637                    (92)               468
                                          --------          --------             ----------         ----------
  Net earnings (loss) before
     extraordinary items..............      18,254            14,461               (159,046)           (23,909)
Extraordinary items-debt
  extinguishments, net of tax.........          --                --                     --            (41,197)
                                          --------          --------             ----------         ----------
  Net earnings (loss).................    $ 18,254          $ 14,461              $(159,046)          $(65,106)
                                          ========          ========             ==========         ==========
Basic and diluted loss per common
  share:
  Loss before extraordinary items.....                                            $   (5.18)          $  (0.76)
  Extraordinary items.................                                                   --              (1.30)
                                                                                 ----------         ----------
  Net loss............................                                            $   (5.18)          $  (2.06)
                                                                                 ==========         ==========
  Weighted average number of common
     shares...........................                                           30,686,065         31,617,071

      See the accompanying notes to the consolidated financial statements

                       METTLER-TOLEDO INTERNATIONAL INC.


                         (FORMERLY "MT INVESTORS INC.")



               CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS/


                              SHAREHOLDERS' EQUITY

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                           PREDECESSOR
                                                              -------------------------------------
                                                                  YEAR ENDED DECEMBER 31, 1995
                                                                       AND FOR THE PERIOD
                                                               JANUARY 1, 1996 TO OCTOBER 14, 1996
                                                              -------------------------------------
                                                                            CURRENCY
                                                               CAPITAL     TRANSLATION
                                                              EMPLOYED     ADJUSTMENT       TOTAL
                                                              ---------    -----------    ---------
Net assets at December 31, 1994.............................  $218,129       $10,065      $228,194
Capital transactions with Ciba and affiliates...............   (73,779)           --       (73,779)
Net earnings................................................    18,254            --        18,254
Change in currency translation adjustment...................        --        20,585        20,585
                                                              --------       -------      --------
Net assets at December 31, 1995.............................   162,604        30,650       193,254
Capital transactions with Ciba and affiliates...............   (88,404)           --       (88,404)
Net earnings................................................    14,461            --        14,461
Change in currency translation adjustment...................        --        (6,538)       (6,538)
                                                              --------       -------      --------
Net assets at October 14, 1996..............................  $ 88,661       $24,112      $112,773
                                                              ========       =======      ========

                                                                                     SUCCESSOR
                                                      ------------------------------------------------------------------------
                                                             FOR THE PERIOD FROM OCTOBER 15, 1996 TO DECEMBER 31, 1996
                                                                      AND FOR THE YEAR ENDED DECEMBER 31, 1997
                                                      ------------------------------------------------------------------------
                                                         COMMON STOCK
                                                          ALL CLASSES       ADDITIONAL                  CURRENCY
                                                      -------------------    PAID-IN     ACCUMULATED   TRANSLATION
                                                        SHARES     AMOUNT    CAPITAL       DEFICIT     ADJUSTMENT      TOTAL
                                                      ----------   ------   ----------   -----------   -----------   ---------
Balance at October 15, 1996........................        1,000    $  1     $     --     $      --     $     --     $       1
New issuance of Class A and C shares...............    2,437,514      24      188,084            --           --       188,108
Net loss...........................................           --      --           --      (159,046)          --      (159,046)
Change in currency translation adjustment..........           --      --           --            --      (16,637)      (16,637)
                                                      ----------    ----     --------     ---------     --------     ---------
Balance at December 31, 1996.......................    2,438,514      25      188,084      (159,046)     (16,637)       12,426
New issuance of Class A and C shares...............        3,857      --          300            --           --           300
Purchase of Class A and C treasury stock...........       (5,123)     (1)        (668)           --           --          (669)
Common stock conversion............................   28,232,099     282         (282)           --           --            --
Proceeds from stock offering.......................    7,666,667      77       97,196            --           --        97,273
Net loss...........................................           --      --           --       (65,106)          --       (65,106)
Change in currency translation adjustment..........           --      --           --            --      (18,825)      (18,825)
                                                      ----------    ----     --------     ---------     --------     ---------
Balance at December 31, 1997.......................   38,336,014    $383     $284,630     $(224,152)    $(35,462)    $  25,399
                                                      ==========    ====     ========     =========     ========     =========

      See the accompanying notes to the consolidated financial statements

                       METTLER-TOLEDO INTERNATIONAL INC.


                         (FORMERLY "MT INVESTORS INC.")


                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                     PREDECESSOR                           SUCCESSOR
                                                          ---------------------------------   -----------------------------------
                                                           YEAR ENDED      FOR THE PERIOD        FOR THE PERIOD       YEAR ENDED
                                                          DECEMBER 31,   JANUARY 1, 1996 TO   OCTOBER 15, 1996 TO    DECEMBER 31,
                                                              1995        OCTOBER 14, 1996     DECEMBER 31, 1996         1997
                                                          ------------   ------------------   --------------------   ------------
Cash flows from operating activities:
  Net earnings (loss)...................................    $ 18,254          $ 14,461             $(159,046)          $(65,106)
  Adjustments to reconcile net earnings (loss) to net
    cash provided by operating activities:
    Depreciation........................................      30,598            19,512                 7,925             25,613
    Amortization........................................       2,765             2,151                 1,065              6,222
    Write-off of purchased research and development and
      cost of sales associated with revaluation of
      inventories.......................................          --                --               146,264             32,013
    Extraordinary items.................................          --                --                    --             41,197
    Net loss (gain) on disposal of long-term assets.....      (1,053)             (768)                   --                 33
    Deferred taxes and adjustments to goodwill..........        (551)           (1,934)               (4,563)            (4,244)
    Minority interest...................................         768               637                   (92)               468
  Increase (decrease) in cash resulting from changes in:
    Trade accounts receivable, net......................      (9,979)            9,569               (10,159)            (8,113)
    Inventories.........................................        (607)            1,276                 3,350             (2,740)
    Other current assets................................      (3,058)           14,748               (10,605)            (7,177)
    Trade accounts payable..............................       1,437            (3,065)                3,415              4,936
    Accruals and other liabilities, net.................      13,095             5,948                32,030             32,547
                                                            --------          --------             ---------           --------
      Net cash provided by operating activities.........      51,669            62,535                 9,584             55,649
                                                            --------          --------             ---------           --------
Cash flows from investing activities:
  Proceeds from sale of property, plant and equipment...       4,000             1,606                   736             15,913
  Purchase of property, plant and equipment.............     (25,858)          (16,649)              (11,928)           (22,251)
  Acquisition of Mettler-Toledo from Ciba...............          --                --              (314,962)                --
  Acquisition, net of seller financing..................          --                --                    --            (80,469)
  Other investing activities............................      (7,484)           (1,632)                4,857             (9,184)
                                                            --------          --------             ---------           --------
      Net cash used in investing activities.............     (29,342)          (16,675)             (321,297)           (95,991)
                                                            --------          --------             ---------           --------
Cash flows from financing activities:
  Proceeds from borrowings..............................       3,983                --               414,170            614,245
  Repayments of borrowings..............................          --           (13,464)                   --           (703,201)
  Proceeds from issuance of common stock................          --                --               188,108             97,573
  Purchase of treasury stock............................          --                --                    --               (669)
  Ciba and affiliates borrowings (repayments)...........     (15,693)          (26,589)             (184,666)                --
  Capital transactions with Ciba and affiliates.........     (37,361)           (7,716)              (80,687)                --
                                                            --------          --------             ---------           --------
      Net cash provided by (used in) financing
        activities......................................     (49,071)          (47,769)              336,925              7,948
                                                            --------          --------             ---------           --------
Effect of exchange rate changes on cash and cash
  equivalents...........................................       4,344            (3,394)                 (615)            (4,736)
                                                            --------          --------             ---------           --------
Net increase (decrease) in cash and cash equivalents....     (22,400)           (5,303)               24,597            (37,130)
Cash and cash equivalents:
  Beginning of period...................................      63,802            41,402                36,099             60,696
                                                            --------          --------             ---------           --------
  End of period.........................................    $ 41,402          $ 36,099             $  60,696           $ 23,566
                                                            ========          ========             =========           ========
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest............................................    $ 18,927          $  6,524             $  17,874           $ 38,345
    Taxes...............................................       9,970             9,385                 2,470              6,140
Non-cash financing and investing activities:
  Due to Ciba for capital transactions..................      36,418                --                    --                 --
  Seller financing on acquisition.......................          --                --                    --             22,514

      See the accompanying notes to the consolidated financial statements

                       METTLER-TOLEDO INTERNATIONAL INC.
                         (FORMERLY "MT INVESTORS INC.")

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     (IN THOUSANDS UNLESS OTHERWISE STATED)

1.   BUSINESS DESCRIPTION AND BASIS OF PRESENTATION

     Mettler-Toledo International Inc. ("Mettler Toledo," the "Company" or "Successor"), formerly MT Investors Inc., is a global supplier of precision instruments and is a manufacturer and marketer of weighing instruments for use in laboratory, industrial and food retailing applications. The Company also manufactures and sells certain related analytical and measurement technologies. The Company's manufacturing facilities are located in Switzerland, the United States, Germany, the United Kingdom and China. The Company's principal executive offices are located in Greifensee, Switzerland.

     The Company was incorporated by AEA Investors Inc. ("AEA Investors") and recapitalized to effect the acquisition (the "Acquisition") of the Mettler-Toledo Group ("Predecessor") from Ciba-Geigy AG ("Ciba") and its wholly owned subsidiary, AG fur Prazisionsinstrumente ("AGP") on October 15, 1996. The Company acquired the Mettler-Toledo Group for cash consideration of SFr. 504,996 (approximately $402,000) including dividends of SFr. 109,406 (approximately $87,100) which were paid to Ciba by the Company in conjunction with the Acquisition. In addition, the Company incurred expenses in connection with the Acquisition and related financing of approximately $29,000, including approximately $5,500 paid to AEA Investors, and paid approximately $185,000 to settle amounts due to Ciba and affiliates. The Company has accounted for the Acquisition using the purchase method of accounting. Accordingly, the costs of the Acquisition were allocated to the assets acquired and liabilities assumed based upon their respective fair values.

     In connection with the Acquisition, the Company allocated, based upon independent valuations, $114,070 of the purchase price to purchased research and development in process. Such amount was recorded as an expense in the period from October 15, 1996 to December 31, 1996. Additionally, the Company allocated approximately $32,200 of the purchase price to revalue certain inventories (principally work-in-process and finished goods) to fair value (net realizable value). Substantially all of such inventories were sold during the period from October 15, 1996 to December 31, 1996. The excess of the cost of the Acquisition over the fair value of the net assets acquired of approximately $137,500 is being amortized over 32 years. Because of this purchase price allocation, the accompanying financial statements of the Successor are not directly comparable to those of the Predecessor.

     The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America and include all entities in which the Company has control, including its majority owned subsidiaries. All intercompany transactions and balances have been eliminated. Investments in which the Company has voting rights between 20% to 50% are generally accounted for using the equity method of accounting. Certain amounts in the prior period financial statements have been reclassified to conform with current year presentation.

     The combined financial statements of the Predecessor include the combined historical assets and liabilities and combined results of operations of the Mettler-Toledo Group. All intergroup transactions have been eliminated as part of the combination process.

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

                       METTLER-TOLEDO INTERNATIONAL INC.
                         (FORMERLY "MT INVESTORS INC.")

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                     (IN THOUSANDS UNLESS OTHERWISE STATED)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include highly liquid investments with original maturity dates of three months or less.

INVENTORIES

     Inventories are valued at the lower of cost or market. Cost, which includes direct materials, labor and overhead plus indirect overhead, is determined using the first in, first out (FIFO) or weighted average cost methods and to a lesser extent the last in, first out (LIFO) method.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is charged on a straight line basis over the estimated useful lives of the assets as follows:

Buildings and improvements.........................  15 to 50 years
Machinery and equipment............................  3 to 12 years
Computer software..................................  3 to 5 years
Leasehold improvements.............................  Shorter of useful life or lease term

     Beginning January 1, 1996 the Company adopted Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In addition, SFAS 121 requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell. Adoption of SFAS 121 had no material effect on the consolidated financial statements.

EXCESS OF COST OVER NET ASSETS ACQUIRED

     The excess of purchase price over the fair value of net assets acquired is amortized on a straight-line basis over the expected period to be benefited. The Company assesses the recoverability of such amount by determining whether the amortization of the balance over its remaining life can be recovered from the undiscounted future operating cash flows of the acquired operation. The amount of impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of the excess of cost over net assets acquired will be impacted if estimated future operating cash flows are not achieved.

DEFERRED FINANCING COSTS

     Debt financing costs are deferred and amortized over the life of the underlying indebtedness using the interest method.

TAXATION

     The Company files tax returns in each jurisdiction in which it operates. Prior to the Acquisition discussed in Note 1, in certain jurisdictions the Company filed its tax returns jointly with other Ciba

                       METTLER-TOLEDO INTERNATIONAL INC.
                         (FORMERLY "MT INVESTORS INC.")

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                     (IN THOUSANDS UNLESS OTHERWISE STATED)


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

subsidiaries. The Company had a tax sharing arrangement with Ciba in these countries to share the tax burden or benefits. Such arrangement resulted in each company's tax burden or benefit equating to that which it would have incurred or received if it had been filing a separate tax return.

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in the respective jurisdictions in which the Company operates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

     Generally, deferred taxes are not provided on the unremitted earnings of subsidiaries outside of the United States because it is expected that these earnings are permanently reinvested and such determination is not practicable. Such earnings may become taxable upon the sale or liquidation of these subsidiaries or upon the remittance of dividends. Deferred taxes are provided in situations where the Company's subsidiaries plan to make future dividend distributions.

RESEARCH AND DEVELOPMENT

     Research and development costs are expensed as incurred. Research and development costs, including customer engineering (which represents research and development charged to customers and, accordingly, is included in cost of sales), amounted to approximately $62,400, $45,100, $11,100 and $50,200 for the year ended December 31, 1995, for the period from January 1, 1996 to October 14, 1996, for the period from October 15, 1996 to December 31, 1996 and for the year ended December 31, 1997, respectively.

CURRENCY TRANSLATION AND TRANSACTIONS

     The reporting currency for the consolidated financial statements of the Company is the United States dollar (USD). The functional currency for the Company's operations is generally the applicable local currency. Accordingly, the assets and liabilities of companies whose functional currency is other than the USD are included in the consolidation by translating the assets and liabilities into the reporting currency at the exchange rates applicable at the end of the reporting year. The statements of operations and cash flows of such non-USD functional currency operations are translated at the monthly average exchange rates during the year. Translation gains or losses are accumulated as a separate component of net assets/shareholders' equity.

     The Company has designated certain of its Swiss franc debt as a hedge of its net investments. Any gains and losses due to changes on the debt are recorded to currency translation adjustment and offset the net investments which they hedge.

DERIVATIVE FINANCIAL INSTRUMENTS

     The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. The Company enters into foreign currency forward contracts to hedge short-term intercompany transactions with its foreign businesses. Such contracts limit the Company's exposure to both favorable and unfavorable currency fluctuations. These contracts are adjusted to reflect market values as of each balance sheet date, with the resulting unrealized gains and losses being recognized in other charges (income), net.

                       METTLER-TOLEDO INTERNATIONAL INC.
                         (FORMERLY "MT INVESTORS INC.")

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                     (IN THOUSANDS UNLESS OTHERWISE STATED)


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

     The Company enters into certain interest rate cap and swap agreements in order to reduce its exposure to changes in interest rates. The differential paid or received on interest rate swap agreements is recognized over the life of the agreements. Realized and unrealized gains on interest rate cap agreements are recognized as adjustments to interest expense as incurred.

STOCK BASED COMPENSATION

     The Company applies Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock option plan.

LOSS PER COMMON SHARE

     Effective December 31, 1997, the Company adopted the Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). Accordingly, basic and diluted loss per common share data for each period presented have been determined in accordance with the provisions of SFAS 128. Outstanding options to purchase shares of common stock, as described in Note 11, were not included in the computation of diluted loss per common share for the periods ended December 31, 1996 and 1997, as the effect is antidilutive. The Company retroactively adjusted its weighted average common shares for the purpose of the basic and diluted loss per common share computations for the 1996 and 1997 periods pursuant to SFAS 128 and Securities and Exchange Commission Staff Accounting Bulletin No. 98 issued in February 1998.

CONCENTRATION OF CREDIT RISK

     The Company's revenue base is widely diversified by geographic region and by individual customer. The Company's products are utilized in many different industries, although extensively in the pharmaceutical and chemicals industries. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

REVENUE RECOGNITION

     Revenue is recognized when title to a product has transferred or services have been rendered. Revenues from service contracts are recognized over the contract period.

3.   BUSINESS COMBINATIONS

     On May 30, 1997, the Company purchased the entire issued share capital of Safeline Limited ("Safeline"), a manufacturer of metal detection systems based in Manchester in the United Kingdom, for approximately L61,000 (approximately $100,000), plus up to an additional L6,000 (approximately $10,000) for a contingent earn-out payment. In October 1997, the Company made an additional payment, representing a post-closing adjustment, of L1,900 (approximately $3,100). Such amount has been accounted for as additional purchase price. Under the terms of the agreement the Company paid approximately L47,300 (approximately $77,400) of the purchase price in cash, provided by amounts loaned under its credit agreement, with the remaining balance of approximately L13,700 (approximately $22,400) paid in the form of seller loan notes which mature May 30, 1999. In connection with the acquisition the Company incurred expenses of approximately $2,200 which have been accounted for as part of the purchase price.

                       METTLER-TOLEDO INTERNATIONAL INC.
                         (FORMERLY "MT INVESTORS INC.")

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                     (IN THOUSANDS UNLESS OTHERWISE STATED)


3.   BUSINESS COMBINATIONS -- (CONTINUED)

     The Company has accounted for the acquisition using the purchase method of accounting. Accordingly, the costs of the acquisition were allocated to the assets acquired and liabilities assumed based upon their respective fair values. Approximately $30,000 of the purchase price was attributed to purchased research and development in process. Such amount was expensed immediately in the second quarter of 1997. The technological feasibility of the products being developed had not been established as of the date of the acquisition. The Company expects that the projects underlying these research and development efforts will be substantially complete over the next two years. In addition, the Company allocated approximately $2,100 of the purchase price to revalue certain finished goods inventories to fair value. Substantially all of such inventories were sold in the second quarter of 1997. The excess of the cost of the acquisition over the fair value of the net assets acquired of approximately $65,000 is being amortized over 30 years. The results of operations and cash flows of Safeline have been consolidated with those of the Company from the date of the acquisition.

     The following unaudited pro forma summary presents the consolidated results of operations of the Company as if the Acquisition (see Note 1) and Safeline acquisition had been completed as of the beginning of each of the periods presented, after giving effect to certain adjustments, including Safeline's historical results of operations prior to the acquisition date, depreciation and amortization of the assets acquired based upon their fair values, increased interest expense from the financing of the acquisitions and income tax effects. The Company allocated a portion of the purchase prices to (i) in-process research and development projects, that have economic value and (ii) the revaluation of inventories. These adjustments have not been reflected in the following pro forma summary due to their unusual and non-recurring nature. This pro forma summary does not necessarily reflect the results of operations as they would have been if the acquisitions had been completed as of the beginning of such periods and is not necessarily indicative of the results which may be obtained in the future.

                                                          PRO FORMA FINANCIAL INFORMATION (UNAUDITED)
                                                    -------------------------------------------------------
                                                       PREDECESSOR                   SUCCESSOR
                                                    ------------------   ----------------------------------
                                                      FOR THE PERIOD       FOR THE PERIOD       YEAR ENDED
                                                    JANUARY 1, 1996 TO   OCTOBER 15, 1996 TO   DECEMBER 31,
                                                     OCTOBER 14, 1996     DECEMBER 31, 1996        1997
                                                    ------------------   -------------------   ------------
Net sales.........................................       $694,231             $195,336           $897,448
Earnings (loss) before extraordinary items........            826               (2,128)             9,565
Net earnings (loss)...............................       $    826             $ (2,128)          $(31,632)
                                                         ========             ========           ========
Basic and diluted loss per common share...........                            $  (0.07)          $  (1.00)
                                                                              ========           ========

                       METTLER-TOLEDO INTERNATIONAL INC.
                         (FORMERLY "MT INVESTORS INC.")

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                     (IN THOUSANDS UNLESS OTHERWISE STATED)

4.   INVENTORIES

     Inventories consisted of the following:

                                                                       SUCCESSOR
                                                              ---------------------------
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1996           1997
                                                              ------------   ------------
Raw materials and parts.....................................    $ 41,015       $ 42,435
Work-in-progress............................................      31,534         29,746
Finished goods..............................................      29,982         28,968
                                                                --------       --------
                                                                 102,531        101,149
LIFO reserve................................................          (5)          (102)
                                                                --------       --------
                                                                $102,526       $101,047
                                                                ========       ========

     At December 31, 1996 and 1997, 13.2% and 12.7%, respectively, of the Company's inventories (certain U.S. companies only) were valued using the LIFO method of accounting. There were no material liquidations of LIFO inventories during the periods presented.

5.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS

     At December 31, 1996, the Company had forward contracts maturing during 1997 to sell the equivalent of approximately $135,000 in various currencies in exchange for Swiss francs. These contracts were used to limit its exposure to currency fluctuations on anticipated future cash flows.

     In July 1997, the Company entered into three year interest rate cap agreements to limit the impact of increases in interest rates on its U.S. dollar based debt. These agreements "cap" the effects of an increase in three month LIBOR above 8.5%. In addition, the Company has entered into three year interest rate swap agreements which swap the interest obligation associated with $100,000 of U.S. dollar based debt from variable to fixed. The fixed rate associated with the swap is 6.09% plus the Company's normal interest margin. The swap is effective at three month LIBOR rates up to 7.00%.

     In August 1997, the Company entered into certain three year interest rate swap agreements that fix the interest obligation associated with SFr. 112,500 of Swiss franc based debt at rates varying between 2.17% and 2.49% plus the Company's normal interest margin. The swaps are effective at one month LIBOR rates up to 3.5%.

     The Company may be exposed to credit losses in the event of nonperformance by the counterparties to its derivative financial instrument contracts. Counterparties are established banks and financial institutions with high credit ratings. The Company has no reason to believe that such counterparties will not be able to fully satisfy their obligations under these contracts.

     At December 31, 1996 and 1997, the fair value of such financial instruments was approximately $(5,100) and $(1,064), respectively. The fair values of all derivative financial instruments are estimated based on current settlement prices of comparable contracts obtained from dealer quotes. The values represent the estimated amount the Company would pay to terminate the agreements at the reporting date, taking into account current creditworthiness of the counterparties.

                       METTLER-TOLEDO INTERNATIONAL INC.
                         (FORMERLY "MT INVESTORS INC.")

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                     (IN THOUSANDS UNLESS OTHERWISE STATED)

6.   PROPERTY, PLANT AND EQUIPMENT, NET

     Property, plant and equipment, net, consisted of the following:

                                                                       SUCCESSOR
                                                              ---------------------------
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1996           1997
                                                              ------------   ------------
Land........................................................    $ 63,514       $ 58,226
Buildings and leasehold improvements........................     120,173        111,065
Machinery and equipment.....................................      75,675         93,418
Computer software...........................................       3,067          3,948
                                                                --------       --------
                                                                 262,429        266,657
Less accumulated depreciation and amortization..............      (7,137)       (31,395)
                                                                --------       --------
                                                                $255,292       $235,262
                                                                ========       ========

7.   OTHER ASSETS

     Other assets include deferred financing fees of $22,015 and $4,101, net of accumulated amortization of $820 and $76 at December 31, 1996 and 1997, respectively. During 1997, the Company wrote off deferred financing costs associated with its previous credit facilities and its Senior Subordinated Notes as further discussed in Note 9. Also included in other assets are restricted bank deposits of $5,960 and $1,756 at December 31, 1996 and 1997, respectively. Other assets at December 31, 1996 and 1997 also included a loan due from the Company's Chief Executive Officer of approximately $740 and $690, respectively. Such loan bears an interest rate of 5% and is payable upon demand, which may not be made until 2003.

8.   SHORT-TERM BORROWINGS AND CURRENT MATURITIES OF LONG-TERM DEBT

     Short-term borrowings and current maturities of long-term debt consisted of the following:

                                                                       SUCCESSOR
                                                              ---------------------------
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1996           1997
                                                              ------------   ------------
Current maturities of long-term debt........................    $  8,968       $ 14,915
Borrowings under revolving credit facility..................      51,928         33,320
Other short-term borrowings.................................      19,550          8,195
                                                                --------       --------
                                                                $ 80,446       $ 56,430
                                                                ========       ========

                       METTLER-TOLEDO INTERNATIONAL INC.
                         (FORMERLY "MT INVESTORS INC.")

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                     (IN THOUSANDS UNLESS OTHERWISE STATED)

9.   LONG-TERM DEBT

     Long-term debt consisted of the following:

                                                                              SUCCESSOR
                                                                     ----------------------------
                                                                     DECEMBER 31,    DECEMBER 31,
                                                                         1996            1997
                                                                     ------------    ------------
9.75% Senior Subordinated Notes due October 1, 2006.........           $135,000        $     --
Credit Agreement:
  Term A USD Loans, interest at LIBOR plus 1.125% (7.03% at
     December 31, 1997) payable in quarterly installments
     beginning March 31, 1998 due May 19, 2004..............                 --         101,573
  Term A SFr. Loans, interest at LIBOR plus 1.125% (2.57% at
     December 31, 1997) payable in quarterly installments
     beginning March 31, 1998 due May 19, 2004..............                 --          58,991
  Term A GBP Loans, interest at LIBOR plus 1.125% (8.71% at
     December 31, 1997) payable in quarterly installments
     beginning March 31, 1998 due May 19, 2004..............                 --          36,198
  Seller Notes, interest at LIBOR plus 0.26% (7.84% at
     December 31, 1997) due in full May 30, 1999............                 --          22,946
  Term A SFr. Loans, interest at LIBOR plus 2.5% (4.38% at
     December 31, 1996) payable in quarterly installments
     beginning March 31, 1997 due December 31, 2002.........             92,730              --
  Term B USD Loans, interest at LIBOR plus 3.00% (8.53% at
     December 31, 1996) payable in quarterly installments
     beginning March 31, 1997 due December 31, 2003.........             75,000              --
  Term C USD Loans, interest at LIBOR plus 3.25% (8.78% at
     December 31, 1996) payable in quarterly installments
     beginning March 31, 1997 due December 31, 2004.........             72,000              --
  Revolving credit facilities...............................             51,928         160,862
Other.......................................................             27,546          16,194
                                                                       --------        --------
                                                                        454,204         396,764
Less current maturities.....................................             80,446          56,430
                                                                       --------        --------
                                                                       $373,758        $340,334
                                                                       ========        ========

     To provide a portion of the financing required for the Acquisition and for working capital and for general corporate purposes thereafter, in October 1996 Mettler-Toledo Holding Inc., a wholly owned subsidiary of the Company, entered into a credit agreement with various banks.

     At December 31, 1996, loans under the credit agreement consisted of: (i) Term A Loans in an aggregate principal amount of SFr. 125,000 ($92,730 at December 31, 1996), (ii) Term B Loans in an aggregate principal amount of $75,000, (iii) Term C loans in an aggregate principal amount of $72,000 and (iv) a multi-currency revolving credit facility in an aggregate principal amount of $140,000, which included letter of credit and swingline subfacilities available to certain subsidiaries.

     On May 29, 1997, the Company refinanced its previous credit facility and entered into a new credit facility. This credit facility provided for term loan borrowings in an aggregate principal amount of approximately $133,800, SFr. 171,500 and L26,700, that were scheduled to mature between 2002 and 2004, a Canadian revolving credit facility with availability of CDN $26,300 and a multi-currency revolving credit facility with availability of $151,000. The revolving credit facilities were scheduled to mature in 2002. The

                       METTLER-TOLEDO INTERNATIONAL INC.
                         (FORMERLY "MT INVESTORS INC.")

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                     (IN THOUSANDS UNLESS OTHERWISE STATED)


9.   LONG-TERM DEBT -- (CONTINUED)

Company recorded an extraordinary loss of approximately $9,600 representing a charge for the write-off of capitalized debt issuance fees and related expenses associated with the Company's previous credit facility.

     On November 19, 1997, in connection with the initial public offering, the Company refinanced its existing credit facility by entering into a new credit facility (the "Credit Agreement") with certain financial institutions.

     At December 31, 1997, loans under the Credit Agreement consisted of: (i) Term A Loans in aggregate principal amount of $101,573, SFr. 85,467 ($58,991 at December 31, 1997) and L21,661 ($36,198 at December 31, 1997); (ii) a Canadian revolving credit facility with availability of CDN $26,300 and (iii) a multi-currency revolving credit facility in an aggregate principal amount of $400,000 including a $100,000 acquisition facility.

     Concurrent with the initial public offering and refinancing, the Company consummated a tender offer to repurchase the Senior Subordinated Notes. The aggregate purchase price in connection with the tender offer was approximately $152,500. In connection with the refinancing and the note repurchase, the Company recorded an extraordinary loss of $31,600 representing primarily the premium paid in connection with the early extinguishment of the notes of $17,900 and the write-off of capitalized debt issuance fees associated with the Senior Subordinated Notes and the Company's previous credit facility.

     The Company's weighted average interest rate at December 31, 1997 was approximately 6.3%.

     Loans under the Credit Agreement may be repaid and reborrowed and are due in full on May 19, 2004. The Company is required to pay a facility fee based upon certain financial ratios per annum on the amount of the revolving facility and letter of credit fees on the aggregate face amount of letters of credit under the revolving facility. The facility fee at December 31, 1997 was equal to 0.3%. At December 31, 1997, the Company had available approximately $220,000 of additional borrowing capacity under its Credit Agreement. The Company has the ability to refinance its short-term borrowings through its revolving facility for an uninterrupted period extending beyond one year. Accordingly, approximately $128,000 of the Company's short-term borrowings at December 31, 1997 have been reclassified to long-term. At December 31, 1997, borrowings under the Company's revolving facility carried an interest rate of LIBOR plus 0.825%.

     The Credit Agreement contains covenants that, among other things, limit the Company's ability to incur liens; merge, consolidate or dispose of assets; make loans and investments; incur indebtedness; engage in certain transactions with affiliates; incur certain contingent obligations; pay dividends and other distributions; or make certain capital expenditures. The Credit Agreement also requires the Company to maintain a minimum net worth and a minimum fixed charge coverage ratio, and to maintain a ratio of total debt to EBITDA below a specified maximum.

     The aggregate maturities of long-term obligations during each of the years 1999 through 2002 are approximately $42,748, $32,691, $34,531 and $34,531, respectively.

     The estimated fair value of the Company's obligations under the Credit Agreement approximate fair value due to the variable rate nature of the obligations.

                       METTLER-TOLEDO INTERNATIONAL INC.
                         (FORMERLY "MT INVESTORS INC.")

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                     (IN THOUSANDS UNLESS OTHERWISE STATED)

10. SHAREHOLDERS' EQUITY

COMMON STOCK

     At December 31, 1996, the authorized capital stock of the Company consisted of 2,775,976 shares of common stock, $.01 par value of which 2,233,117 shares were designated as Class A common stock, 1,000 shares were designated as Class B common stock and 541,859 shares were designated as Class C common stock. All general voting power was vested in the holders of the Class B common stock. At December 31, 1996, the Company had outstanding 1,899,779 shares of Class A common stock, 1,000 shares of Class B common stock and 537,735 shares of Class C common stock.

     In November 1997, pursuant to a merger with its wholly owned subsidiary Mettler-Toledo Holding Inc., each share of the Company's existing Class A, Class B and Class C common stock converted into 12.58392 shares of common stock and increased the number of authorized shares to 125,000,000 shares with a par value of $0.01 per share. Concurrent therewith, the Company completed an underwritten initial public offering of 7,666,667 shares at a public offering price of $14.00 per share. The net proceeds from the offerings of approximately $97,300 were used to repay a portion of the Company's 9.75% Senior Subordinated Notes (see
Note 9). As part of the offering the Company sold approximately 287,000 shares of its common stock to Company sponsored benefit plans at the public offering price. Holders of the Company's common stock are entitled to one vote per share.

     At December 31, 1997, 6,368,445 shares of the Company's common stock were reserved for the Company's stock option plan.

PREFERRED STOCK

     The Board of Directors, without further shareholder authorization, is authorized to issue up to 10,000,000 shares of preferred stock, par value $0.01 per share in one or more series and to determine and fix the rights, preferences and privileges of each series, including dividend rights and preferences over dividends on the common stock and one or more series of the preferred stock, conversion rights, voting rights (in addition to those provided by law), redemption rights and the terms of any sinking fund therefor, and rights upon liquidation, dissolution or winding up, including preferences over the common stock and one or more series of the preferred stock. The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, may have the effect of delaying, deferring or preventing a change in control of the Company or an unsolicited acquisition proposal.

11. STOCK OPTION PLAN

     Effective October 15, 1996, the Company adopted a stock option plan to provide certain key employees and/or directors of the Company additional incentive to join and/or remain in the service of the Company as well as to maintain and enhance the long-term performance and profitability of the Company.

     Under the terms of the plan, options granted shall be nonqualified and the exercise price shall not be less than 100% of the fair market value of the common stock on the date of grant. Options vest equally over a five year period from the date of grant.

                       METTLER-TOLEDO INTERNATIONAL INC.
                         (FORMERLY "MT INVESTORS INC.")

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                     (IN THOUSANDS UNLESS OTHERWISE STATED)


11. STOCK OPTION PLAN -- (CONTINUED)

     Stock option activity is shown below:

                                                              NUMBER OF   WEIGHTED-AVERAGE
                                                               SHARES      EXERCISE PRICE
                                                              ---------   ----------------
Granted during the period October 15, 1996 to
  December 31, 1996.........................................  3,510,747        $ 7.95
Exercised...................................................         --            --
Forfeited...................................................         --            --
                                                              ---------        ------
Outstanding at December 31, 1996............................  3,510,747          7.95
Granted.....................................................  1,028,992         14.68
Exercised...................................................         --            --
Forfeited...................................................   (130,999)        (7.95)
                                                              ---------        ------
Outstanding at December 31, 1997............................  4,408,740        $ 9.75
                                                              =========        ======
Shares exercisable at December 31, 1997.....................    675,950        $ 7.95
                                                              =========        ======

     At December 31, 1997, there were 3,537,047 and 871,693 options outstanding to purchase shares of common stock with exercise prices of $7.95 and $15.89, respectively. The weighted-average remaining contractual life of such options was 8.7 and 9.7 years, respectively.

     As of the date granted, the weighted-average grant-date fair value of the options granted during the period from October 15, 1996 to December 31, 1996 and for the year ended December 31, 1997 was approximately $1.99 and $3.37 per share, respectively. Such weighted-average grant-date fair value was determined using an option pricing model which incorporated the following assumptions:

                                                                          SUCCESSOR
                                                              ----------------------------------
                                                                FOR THE PERIOD
                                                              OCTOBER 15, 1996 TO    YEAR ENDED
                                                                 DECEMBER 31,       DECEMBER 31,
                                                                     1996               1997
                                                              -------------------   ------------
Risk-free interest rate.....................................          4.0%               5.4%
Expected life, in years.....................................            7                  4
Expected volatility.........................................           --                 26%
Expected dividend yield.....................................           --                 --

                       METTLER-TOLEDO INTERNATIONAL INC.
                         (FORMERLY "MT INVESTORS INC.")

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                     (IN THOUSANDS UNLESS OTHERWISE STATED)


11. STOCK OPTION PLAN -- (CONTINUED)

     The Company applies Accounting Standards Board Opinion No. 25 and related interpretations in accounting for its plans. Had compensation cost for the Company stock option plan been determined based upon the fair value of such awards at the grant date, consistent with the methods of Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" ("SFAS 123"), the Company's net loss and basic and diluted net loss per common share for the twelve months ended December 31, 1997 would have been as follows:

Net loss:
  As reported...............................................  $(65,106)
  Pro forma.................................................   (66,417)
                                                              ========
Basic and diluted loss per common share:
  As reported...............................................  $  (2.06)
  Pro forma.................................................     (2.10)
                                                              ========

     The Company's net loss for the period October 15, 1996 to December 31, 1996 would not have been materially different had compensation cost been determined consistent with SFAS 123.

12. BENEFIT PLANS

     Mettler-Toledo maintains a number of retirement plans for the benefit of its employees.

     Certain companies sponsor defined contribution plans. Benefits are determined and funded annually based upon the terms of the plans. Contributions under these plans amounted to $9,413, $9,484, $2,496 and $8,925 in 1995, for the period January 1, 1996 to October 14, 1996, for the period October 15, 1996 to December 31, 1996 and for the year ended December 31, 1997, respectively.

                       METTLER-TOLEDO INTERNATIONAL INC.
                         (FORMERLY "MT INVESTORS INC.")

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                     (IN THOUSANDS UNLESS OTHERWISE STATED)


12. BENEFIT PLANS -- (CONTINUED)

     Certain companies sponsor defined benefit plans. Benefits are provided to employees primarily based upon years of service and employees' compensation for certain periods during the last years of employment. The following table sets forth the funded status and amounts recognized in the consolidated financial statements for the Company's principal defined benefit plans at December 31, 1996 and 1997:

                                                                           SUCCESSOR
                                                 -------------------------------------------------------------
                                                       DECEMBER 31, 1996               DECEMBER 31, 1997
                                                 -----------------------------   -----------------------------
                                                 ASSETS EXCEED    ACCUMULATED    ASSETS EXCEED    ACCUMULATED
                                                  ACCUMULATED      BENEFITS       ACCUMULATED      BENEFITS
                                                   BENEFITS      EXCEED ASSETS     BENEFITS      EXCEED ASSETS
                                                 -------------   -------------   -------------   -------------
Actuarial present value of accumulated benefit
  obligations:
  Vested benefits..............................     $10,211         $97,639         $11,712         $98,974
  Non-vested benefits..........................          16           2,280              20           3,574
                                                    -------         -------         -------         -------
                                                     10,227          99,919          11,732         102,548
                                                    -------         -------         -------         -------
Projected benefit obligations..................      12,458         108,504          13,350         111,608
Plan assets at fair value......................      13,336          50,609          14,899          58,176
                                                    -------         -------         -------         -------
Projected benefit obligations in excess of
  (less than) plan assets......................        (878)         57,895          (1,549)         53,432
Unrecognized net (losses) gains................          22           1,479             544             561
                                                    -------         -------         -------         -------
(Prepaid) accrued pension costs................     $  (856)        $59,374         $(1,005)        $53,993
                                                    =======         =======         =======         =======

     The (prepaid) accrued pension costs are recognized in the accompanying consolidated financial statements as other long-term assets and other long term liabilities, respectively.

     The assumed discount rates and rates of increase in future compensation level used in calculating the projected benefit obligations vary according to the economic conditions of the country in which the retirement plans are situated. The range of rates used for the purposes of the above calculations are as follows:

                                                                   1996           1997
                                                               ------------   ------------
Discount rate...............................................   6.0% to 8.5%   6.0% to 8.5%
Compensation increase rate..................................   2.0% to 6.5%   2.0% to 6.5%

     The expected long term rates of return on plan assets ranged between 9.5% and 10.0% for 1995, 7.0% and 10.0% for 1996, and 6.0% and 9.5% in 1997. The
assumptions used above have a significant effect on the reported amounts of projected benefit obligations and net periodic pension cost. For example, increasing the assumed discount rate would have the effect of decreasing the projected benefit obligation and increasing unrecognized net gains. Increasing the assumed compensation increase rate would increase the projected benefit obligation and decrease unrecognized net gains. Increasing the expected long-term rate of return on investments would decrease unrecognized net gains.

     Plan assets relate principally to the Company's U.S. companies and consist of equity investments, obligations of the U.S. Treasury or other governmental agencies, and other interest-bearing investments.

                       METTLER-TOLEDO INTERNATIONAL INC.
                         (FORMERLY "MT INVESTORS INC.")

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                     (IN THOUSANDS UNLESS OTHERWISE STATED)


12. BENEFIT PLANS -- (CONTINUED)

     Net periodic pension cost for all of the plans above includes the following components:

                                                    PREDECESSOR                         SUCCESSOR
                                         ---------------------------------   --------------------------------
                                          YEAR ENDED      FOR THE PERIOD      FOR THE PERIOD      YEAR ENDED
                                         DECEMBER 31,   JANUARY 1, 1996 TO     OCTOBER 15 TO     DECEMBER 31,
                                             1995        OCTOBER 14, 1996    DECEMBER 31, 1996       1997
                                         ------------   ------------------   -----------------   ------------
Service cost (benefits earned during
  the period)..........................     $3,668            $3,850               $1,013           $5,655
Interest cost on projected benefit
  obligations..........................      7,561             6,540                1,721            8,020
Actual gain on plan assets.............     (8,653)           (6,079)              (1,600)          (8,543)
Net amortization and deferral..........      5,137             2,485                   --            2,516
                                           -------           -------              -------          -------
Net periodic pension expense...........     $7,713            $6,796               $1,134           $7,648
                                           =======           =======              =======          =======

     The Company's U.S. operations provide postretirement medical benefits to their employees. Employee contributions for medical benefits are related to employee years of service.

     The following table sets forth the status of the U.S. postretirement plans and amounts:

                                                                       SUCCESSOR
                                                              ---------------------------
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1996           1997
                                                              ------------   ------------
Accumulated postretirement benefit obligations:
  Retired...................................................    $25,894        $26,702
  Fully eligible............................................      3,033          4,154
  Other.....................................................      3,098          5,256
                                                                -------        -------
                                                                 32,025         36,112
Unrecognized net loss.......................................       (540)        (4,465)
                                                                -------        -------
Accrued postretirement benefit cost.........................    $31,485        $31,647
                                                                =======        =======

     Net periodic postretirement benefit cost for the above plans includes the following components:

                                                    PREDECESSOR                          SUCCESSOR
                                         ---------------------------------   ----------------------------------
                                          YEAR ENDED      FOR THE PERIOD       FOR THE PERIOD       YEAR ENDED
                                         DECEMBER 31,   JANUARY 1, 1996 TO   OCTOBER 15, 1996 TO   DECEMBER 31,
                                             1995        OCTOBER 14, 1996     DECEMBER 31, 1996        1997
                                         ------------   ------------------   -------------------   ------------
Service cost (benefits earned during
  the period)..........................     $  285            $  431                $114              $  440
Interest cost on projected benefit
  obligations..........................      2,371             1,795                 472               2,296
Net amortization and deferral..........         99               343                  --                  33
                                            ------            ------                ----              ------
Net periodic postretirement benefit
  cost.................................     $2,755            $2,569                $586              $2,769
                                            ======            ======                ====              ======

     The accumulated postretirement benefit obligation and net periodic postretirement benefit cost were principally determined using discount rates of 7.3% in 1995, 7.6% in 1996 and 7.0% in 1997 and health care cost trend rates ranging from 9.5% to 12.25% in 1995, 1996 and 1997 decreasing to 5.0% in 2006.

                       METTLER-TOLEDO INTERNATIONAL INC.
                         (FORMERLY "MT INVESTORS INC.")

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                     (IN THOUSANDS UNLESS OTHERWISE STATED)


12. BENEFIT PLANS -- (CONTINUED)

     The health care cost trend rate assumption has a significant effect on the accumulated postretirement benefit obligation and net periodic postretirement benefit cost. For example, in 1997 the effect of a one-percentage-point increase in the assumed health care cost trend rate would be an increase of $3,611 on the accumulated postretirement benefit obligations and an increase of $464 on the aggregate of the service and interest cost components of the net periodic benefit cost.

13. TAXES

     The sources of the Company's earnings (loss) before taxes, minority interest and extraordinary items were as follows:

                                                                         PREDECESSOR
                                                              ---------------------------------
                                                               YEAR ENDED      FOR THE PERIOD
                                                              DECEMBER 31,   JANUARY 1, 1996 TO
                                                                  1995        OCTOBER 14, 1996
                                                              ------------   ------------------
Switzerland.................................................    $11,431           $21,241
Non-Switzerland.............................................     16,373             3,912
                                                                -------           -------
Earnings before taxes, minority interest and extraordinary
  items.....................................................    $27,804           $25,153
                                                                =======           =======

                                                                          SUCCESSOR
                                                              ----------------------------------
                                                                FOR THE PERIOD       YEAR ENDED
                                                              OCTOBER 15, 1996 TO   DECEMBER 31,
                                                               DECEMBER 31, 1996        1997
                                                              -------------------   ------------
United States...............................................       $ (37,293)         $(14,178)
Non-United States...........................................        (122,783)            8,226
                                                                   ---------          --------
Loss before taxes, minority interest and extraordinary
  items.....................................................       $(160,076)         $ (5,952)
                                                                   =========          ========

                       METTLER-TOLEDO INTERNATIONAL INC.
                         (FORMERLY "MT INVESTORS INC.")

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                     (IN THOUSANDS UNLESS OTHERWISE STATED)


13. TAXES -- (CONTINUED)

     The provision (benefit) for taxes consists of:

                                                                               ADJUSTMENTS
                                                          CURRENT   DEFERRED   TO GOODWILL    TOTAL
                                                          -------   --------   -----------   -------
Predecessor:
  Year ended December 31, 1995:
     Switzerland Federal................................  $   513   $   (92)     $   --      $   421
     Switzerland Canton (State) and Local...............      481      (505)         --          (24)
     Non-Switzerland....................................    8,339        46          --        8,385
                                                          -------   -------      ------      -------
                                                          $ 9,333   $  (551)     $   --      $ 8,782
                                                          =======   =======      ======      =======
  For the period January 1, 1996 to October 14, 1996:
     Switzerland Federal................................  $ 2,152   $  (172)     $   --      $ 1,980
     Switzerland Canton (State) and Local...............    4,305      (344)         --        3,961
     Non-Switzerland....................................    5,532    (1,418)         --        4,114
                                                          -------   -------      ------      -------
                                                          $11,989   $(1,934)     $   --      $10,055
                                                          =======   =======      ======      =======
Successor:
  For the period October 15, 1996 to December 31, 1996:
     United States Federal..............................  $   475   $(1,556)     $   --      $(1,081)
     United States State and Local......................      696      (183)         --          513
     Non-United States..................................    2,454    (2,824)         --         (370)
                                                          -------   -------      ------      -------
                                                          $ 3,625   $(4,563)     $   --      $  (938)
                                                          =======   =======      ======      =======
  Year ended December 31, 1997:
     United States Federal..............................  $    --   $  (351)     $   --      $  (351)
     State and Local....................................      466       (41)        107          532
     Non-United States..................................   12,779     2,600       1,929       17,308
                                                          -------   -------      ------      -------
                                                          $13,245   $ 2,208      $2,036      $17,489
                                                          =======   =======      ======      =======

     The adjustments to goodwill during the year ending December 31, 1997 relate to tax benefits received on amounts which were included in the purchase price allocation pertaining to the Acquisition of the Company described in Note 1.

                       METTLER-TOLEDO INTERNATIONAL INC.
                         (FORMERLY "MT INVESTORS INC.")

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                     (IN THOUSANDS UNLESS OTHERWISE STATED)


13. TAXES -- (CONTINUED)

     The provision for tax expense for the year ended December 31, 1995 and for the period January 1, 1996 to October 14, 1996 where the Company operated as a group of businesses owned by Ciba differed from the amounts computed by applying the Switzerland federal income tax rate of 9.8% to earnings before taxes and minority interest as a result of the following:

                                                                         PREDECESSOR
                                                              ---------------------------------
                                                               YEAR ENDED      FOR THE PERIOD
                                                              DECEMBER 31,   JANUARY 1, 1996 TO
                                                                  1995        OCTOBER 14, 1996
                                                              ------------   ------------------
Expected tax................................................     $2,725           $ 2,465
Switzerland Canton (state) and local income taxes, net of
  federal income tax benefit................................        (21)            3,573
Non-deductible intangible amortization......................        248               205
Change in valuation allowance...............................      1,603             1,235
Non-Switzerland income taxes in excess of 9.8%..............      4,968             2,291
Other, net..................................................       (741)              286
                                                                 ------           -------
Total provision for taxes...................................     $8,782           $10,055
                                                                 ======           =======

     The provision for tax expense (benefit) for the period October 15, 1996 to December 31, 1996 and for the year ended December 31, 1997, subsequent to the Acquisition described in Note 1, differed from the amounts computed by applying the United States Federal income tax rate of 35% to the loss before taxes, minority interest and extraordinary items as a result of the following:

                                                                          SUCCESSOR
                                                              ----------------------------------
                                                                FOR THE PERIOD       YEAR ENDED
                                                              OCTOBER 15, 1996 TO   DECEMBER 31,
                                                               DECEMBER 31, 1996        1997
                                                              -------------------   ------------
Expected tax................................................       $(56,027)          $(2,083)
United States state and local income taxes, net of federal
  income tax benefit........................................            333               276
Non-deductible purchased research and development...........         39,925            10,486
Non-deductible intangible amortization......................            336             2,073
Change in valuation allowance...............................          4,662               263
Non-United States income taxes at other than a 35% rate.....         10,037             5,545
Other, net..................................................           (204)              929
                                                                   --------           -------
Total provision for taxes...................................       $   (938)          $17,489
                                                                   ========           =======

                       METTLER-TOLEDO INTERNATIONAL INC.
                         (FORMERLY "MT INVESTORS INC.")

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                     (IN THOUSANDS UNLESS OTHERWISE STATED)


13. TAXES -- (CONTINUED)

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

                                                                       SUCCESSOR
                                                              ---------------------------
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1996           1997
                                                              ------------   ------------
Deferred tax assets:
  Inventory.................................................    $ 7,974        $ 7,552
  Accrued and other liabilities.............................      7,046          9,278
  Deferred loss on sale of subsidiaries.....................      7,907          7,907
  Accrued postretirement benefit and pension costs..........     19,043         19,161
  Net operating loss carryforwards..........................     15,817         27,345
  Other.....................................................        408            678
                                                                -------        -------
Total deferred tax assets...................................     58,195         71,921
Less valuation allowance....................................    (46,714)       (59,292)
                                                                -------        -------
Total deferred tax assets less valuation allowance..........     11,481         12,629
                                                                -------        -------
Deferred tax liabilities:
  Inventory.................................................      5,618          6,177
  Property, plant and equipment.............................     31,123         24,081
  Other.....................................................      2,858          5,665
                                                                -------        -------
Total deferred tax liabilities..............................     39,599         35,923
                                                                -------        -------
Net deferred tax liability..................................    $28,118        $23,294
                                                                =======        =======

     The Company has established valuation allowances primarily for net operating losses, deferred losses on the sale of subsidiaries as well as postretirement and pension costs as follows:

                                                                       SUCCESSOR
                                                              ---------------------------
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1996           1997
                                                              ------------   ------------
Summary of valuation allowances:
  Cumulative net operating losses...........................    $15,817        $27,345
  Deferred loss on sale of subsidiaries.....................      7,907          7,907
  Accrued postretirement and pension benefit costs..........     18,122         17,104
  Other.....................................................      4,868          6,936
                                                                -------        -------
Total valuation allowance...................................    $46,714        $59,292
                                                                =======        =======

     The total valuation allowances relating to acquired businesses amount to $38,785 and $35,524 at December 31, 1996 and 1997, respectively. Future reductions of these valuation allowances will be credited to goodwill.

     At December 31, 1997, the Company had net operating loss carryforwards for income tax purposes of (i) $45,939 related to U.S. Federal net operating losses of which $4,376 expires in 2011 and $41,563 expires in 2012, (ii) $51,832 related to U.S. State net operating losses which expire in varying amounts through 2012, (iii) $15,595 related to foreign net operating losses with no expiration date and (iv) $14,205 related to foreign net operating losses which expire in varying amounts through 2003.

                       METTLER-TOLEDO INTERNATIONAL INC.
                         (FORMERLY "MT INVESTORS INC.")

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                     (IN THOUSANDS UNLESS OTHERWISE STATED)

14. OTHER CHARGES (INCOME), NET

     Other charges (income), net consists primarily of foreign currency transactions, interest income and charges related to the Company's restructuring programs. Foreign currency transactions, net for the year ended December 31, 1995, for the period January 1, 1996 to October 14, 1996, for the period October 15, 1996 to December 31, 1996 and for the year ended December 31, 1997 were $(3,242), $(220), $8,324 and $4,235, respectively. Interest income for the year ended December 31, 1995, for the period January 1, 1996 to October 14, 1996, for the period October 15, 1996 to December 31, 1996 and for the year ended December 31, 1997 was $(5,388), $(3,424), $(1,079) and $(1,832), respectively.

     Severance and other exit costs for the period January 1, 1996 to October 14, 1996 of $1,872 represent employee severance of $1,545 and other exit costs of $327 associated with the closing of its Westerville, Ohio facility. Severance costs for the period October 15, 1996 to December 31, 1996 principally represent employee severance benefits associated with (i) the Company's general headcount reduction programs in Europe and North America of $4,557 which were announced during such period, and (ii) the realignment of the analytical and precision balance business in Switzerland of $6,205 which was announced in December 1996. In connection with such programs the Company reduced its workforce by 168 employees in 1996.

     The Company recorded further restructuring charges of $6,300 during 1997. Such charges are in connection with the closure of three facilities in North America and are comprised primarily of severance and other related benefits and costs of exiting facilities, including lease termination costs and write-down of existing assets to their expected net realizable value. In connection with the closure of these facilities, the Company expects to involuntarily terminate approximately 70 employees. The Company is undertaking these actions as part of its efforts to reduce costs through re-engineering.

     A rollforward of the components of the Company's accrual for restructuring activities is as follows:

Balance at December 31, 1996................................  $10,762
  1997 Activities:
     Restructuring accrual for North American operations....    6,300
     Reductions in workforce and other cash outflows........   (7,182)
     Non-cash write-downs of property, plant and
      equipment.............................................     (540)
     Impact of foreign currency.............................     (582)
                                                              -------
Balance at December 31, 1997................................  $ 8,758
                                                              =======

     The Company's accrual for restructuring activities of $8,758 at December 31, 1997 primarily consisted of $6,544 for severance and other related benefits with the remaining balance for lease termination and other costs of exiting facilities. Such programs are expected to be substantially complete in 1998.

                       METTLER-TOLEDO INTERNATIONAL INC.
                         (FORMERLY "MT INVESTORS INC.")

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                     (IN THOUSANDS UNLESS OTHERWISE STATED)

15. COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

     The Company leases certain of its facilities and equipment under operating leases. The future minimum lease payments under non-cancelable operating leases are as follows at December 31, 1997:

1998........................................................  $12,006
1999........................................................    8,565
2000........................................................    5,771
2001........................................................    4,023
2002........................................................    3,296
Thereafter..................................................    1,856
                                                              -------
  Total.....................................................  $35,517
                                                              =======

     Rent expense for operating leases amounted to $13,034, $3,430 and $16,420 for the period January 1, 1996 to October 14, 1996, for the period October 15, 1996 to December 31, 1996 and for the year ended December 31, 1997, respectively.

LEGAL

     The Company is party to various legal proceedings, including certain environmental matters, incidental to the normal course of business. Management does not expect that any of such proceedings will have a material adverse effect on the Company's financial condition or results of operations.

16. GEOGRAPHIC SEGMENT INFORMATION

     The tables below show the Company's operations by geographic region. Transfers between geographic regions are priced to reflect consideration of market conditions and the regulations of the countries in which the transferring entities are located.

                                                                       TRANSFERS
                                                                        BETWEEN     TOTAL NET     EARNINGS
                                            NET SALES BY   NET SALES   GEOGRAPHIC   SALES BY       (LOSS)
TWELVE MONTHS ENDED DECEMBER 31, 1995       DESTINATION    BY ORIGIN     AREAS       ORIGIN     BEFORE TAXES
-------------------------------------       ------------   ---------   ----------   ---------   ------------
Switzerland(1)............................    $ 41,820     $102,712     $159,453    $262,165      $11,431
Germany...................................     151,974      158,393       47,379     205,772        9,626
Other Europe..............................     247,802      228,939          799     229,738        1,780
                                              --------     --------     --------    --------      -------
Total Europe..............................     441,596      490,044      207,631     697,675       22,837
United States.............................     263,945      298,053       29,578     327,631       (1,353)
Other Americas............................      52,966       32,732          131      32,863          905
                                              --------     --------     --------    --------      -------
Total Americas............................     316,911      330,785       29,709     360,494         (448)
Asia and other............................      91,908       29,586           97      29,683        1,861
Eliminations..............................          --           --     (237,437)   (237,437)       3,554
                                              --------     --------     --------    --------      -------
Totals....................................    $850,415     $850,415     $     --    $850,415      $27,804
                                              ========     ========     ========    ========      =======

                       METTLER-TOLEDO INTERNATIONAL INC.
                         (FORMERLY "MT INVESTORS INC.")

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                     (IN THOUSANDS UNLESS OTHERWISE STATED)


16. GEOGRAPHIC SEGMENT INFORMATION -- (CONTINUED)


                                                                        TRANSFERS
                                                                         BETWEEN     TOTAL NET     EARNINGS
FOR THE PERIOD JANUARY 1,                    NET SALES BY   NET SALES   GEOGRAPHIC   SALES BY       (LOSS)
1996 TO OCTOBER 14, 1996                     DESTINATION    BY ORIGIN     AREAS       ORIGIN     BEFORE TAXES
-------------------------                    ------------   ---------   ----------   ---------   ------------
Switzerland(1)............................     $ 32,282     $ 74,303    $ 126,423     $200,726     $21,241
Germany...................................      104,961      114,015       35,583     149,598        8,292
Other Europe..............................      186,823      171,061          840     171,901          591
                                               --------     --------    ---------    --------      -------
Total Europe..............................      324,066      359,379      162,846     522,225       30,124
United States.............................      217,636      246,180       22,753     268,933       (1,577)
Other Americas............................       47,473       25,925            3      25,928        1,078
                                               --------     --------    ---------    --------      -------
Total Americas............................      265,109      272,105       22,756     294,861         (499)
Asia and other............................       73,046       30,737          265      31,002          686
Eliminations..............................           --           --     (185,867)   (185,867)      (5,158)
                                               --------     --------    ---------    --------      -------
Totals....................................     $662,221     $662,221    $      --    $662,221      $25,153
                                               ========     ========    =========    ========      =======

                                                                        TRANSFERS
                                                                         BETWEEN     TOTAL NET      EARNINGS
FOR THE PERIOD OCTOBER 15,                   NET SALES BY   NET SALES   GEOGRAPHIC   SALES BY        (LOSS)         TOTAL
1996 TO DECEMBER 31, 1996                    DESTINATION    BY ORIGIN     AREAS       ORIGIN     BEFORE TAXES(2)    ASSETS
--------------------------                   ------------   ---------   ----------   ---------   ---------------   --------
Switzerland(1)............................     $  8,415     $ 15,892      $39,570    $ 55,462       $(108,865)     $432,387
Germany...................................       29,688       29,117      10,965       40,082          (6,041)      170,845
Other Europe..............................       58,598       59,688         485       60,173          (5,809)      126,063
                                               --------     --------     -------     --------       ---------      --------
Total Europe..............................       96,701      104,697      51,020      155,717        (120,715)      729,295
United States.............................       56,405       64,109       6,731       70,840         (37,293)      477,762
Other Americas............................       13,436        7,371           3        7,374            (446)       17,730
                                               --------     --------     -------     --------       ---------      --------
Total Americas............................       69,841       71,480       6,734       78,214         (37,739)      495,492
Asia and other............................       20,370       10,735          28       10,763          (2,267)       48,245
Eliminations..............................           --           --     (57,782)     (57,782)            645      (501,144)
                                               --------     --------     -------     --------       ---------      --------
Totals....................................     $186,912     $186,912    $     --     $186,912       $(160,076)     $771,888
                                               ========     ========     =======     ========       =========      ========

                       METTLER-TOLEDO INTERNATIONAL INC.
                         (FORMERLY "MT INVESTORS INC.")

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                     (IN THOUSANDS UNLESS OTHERWISE STATED)


16. GEOGRAPHIC SEGMENT INFORMATION -- (CONTINUED)


                                                                  TRANSFERS
                                                                   BETWEEN     TOTAL NET      EARNINGS
                                      NET SALES BY    NET SALES   GEOGRAPHIC   SALES BY        (LOSS)          TOTAL
TWELVE MONTHS ENDED DECEMBER 1, 1997   DESTINATION    BY ORIGIN     AREAS       ORIGIN     BEFORE TAXES(2)    ASSETS
------------------------------------  -------------   ---------   ----------   ---------   ---------------   ---------
Switzerland(1)...................       $ 34,555      $ 69,700    $ 186,292     $255,992       $31,621        $430,436
Germany..........................        115,665       123,382       51,502      174,884         5,519         144,660
Other Europe.....................        245,945       232,105       10,857      242,962       (16,441)        337,720
                                        --------      --------    ---------    ---------      --------       ---------
Total Europe.....................        396,165       425,187      248,651      673,838        20,699         912,816
United States....................        297,688       335,630       32,009      367,639       (14,176)        589,775
Other Americas...................         71,403        37,330          165       37,495        (3,245)         32,941
                                        --------      --------    ---------    ---------      --------       ---------
Total Americas...................        369,091       372,960       32,174      405,134       (17,421)        622,716
Asia and other...................        113,159        80,268        1,834       82,102         1,413          63,453
Eliminations.....................             --            --     (282,659)    (282,659)      (10,643)       (849,672)
                                        --------      --------    ---------    ---------      --------       ---------
Totals...........................       $878,415      $878,415    $      --     $878,415       $(5,952)       $749,313
                                        ========      ========    =========    =========      ========       =========

---------------

(1) Includes Corporate.

(2) The effect of non-recurring Acquisition charges arising from in-process research and development projects ($114,100) and the revaluation of inventories to fair value ($32,200) by region are as follows:

Europe......................................................  $108,100
Americas....................................................    36,000
Asia/Rest of World..........................................     2,200

                       METTLER-TOLEDO INTERNATIONAL INC.
                         (FORMERLY "MT INVESTORS INC.")

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                     (IN THOUSANDS UNLESS OTHERWISE STATED)

17. QUARTERLY FINANCIAL DATA (UNAUDITED)

     Quarterly financial data for the years 1996 and 1997 are as follows:

                                                      FIRST       SECOND      THIRD       FOURTH
                                                     QUARTER    QUARTER(1)   QUARTER    QUARTER(2)
                                                     --------   ----------   --------   ----------
1996
Net sales.........................................   $201,373    $222,429    $200,391    $224,940
Gross profit......................................     80,394      91,204      79,013      66,463
Net income (loss).................................        929       9,078       3,129    (157,721)
                                                     ========    ========    ========    ========
1997
Net sales.........................................   $197,402    $220,412    $215,929    $244,672
Gross profit......................................     83,282      97,016      94,365     110,272
Net income (loss) before extraordinary items......     (1,122)    (25,613)       (284)      3,110
Extraordinary items...............................         --      (9,552)         --     (31,645)
                                                     --------    --------    --------    --------
Net income (loss).................................   $ (1,122)   $(35,165)   $   (284)   $(28,535)
                                                     ========    ========    ========    ========
Basic earnings (loss) per common share:
  Earnings (loss) before extraordinary items......   $  (0.04)   $  (0.84)   $  (0.01)   $   0.09
  Extraordinary items.............................         --       (0.31)         --       (0.92)
                                                     --------    --------    --------    --------
  Net loss........................................   $  (0.04)   $  (1.15)   $  (0.01)   $  (0.83)
                                                     ========    ========    ========    ========
Diluted earnings (loss) per common share:
  Earnings (loss) before extraordinary items......   $  (0.04)   $  (0.84)   $  (0.01)   $   0.09
  Extraordinary items.............................         --       (0.31)         --       (0.88)
                                                     --------    --------    --------    --------
  Net loss........................................   $  (0.04)   $  (1.15)   $  (0.01)   $  (0.79)
                                                     ========    ========    ========    ========
Market price per share(3):
  High............................................         --          --          --    $     18 3/4
  Low.............................................         --          --          --    $     14 1/16

---------------

(1) The financial data for the second quarter of 1997 includes charges in connection with the Safeline acquisition, as discussed in Note 3, for the sale of inventories revalued to fair value of $2,054 and in-process research and development of $29,959. The second quarter also includes extraordinary charges for the write-off of capitalized debt issuance fees of $9,552 as discussed in Note 9.

(2) The financial data for the fourth quarter of 1996 represents the Company's combined results of operations for the period from October 1, 1996 to October 14, 1996 and for the period from October 15, 1996 to December 31, 1996. The period from October 15, 1996 to December 31, 1996 includes charges in connection with the Acquisition, as discussed in Note 1, for the sale of inventories revalued to fair value of $32,194 and in-process research and development of $114,070. The fourth quarter 1997 data includes charges for the early extinguishment of debt and the write-off of capitalized debt issuance fees totaling $31,645 as further discussed in Note 9.

(3) The Company's shares began trading on the New York Stock Exchange on November 14, 1997.

                       METTLER-TOLEDO INTERNATIONAL INC.
                         (FORMERLY "MT INVESTORS INC.")
                      INTERIM CONSOLIDATED BALANCE SHEETS
                 AS OF DECEMBER 31, 1997 AND SEPTEMBER 30, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               DECEMBER 31,   SEPTEMBER 30,
                                                                   1997           1998
                                                               ------------   -------------
                                                                               (UNAUDITED)
                           ASSETS
Current assets:
  Cash and cash equivalents.................................     $ 23,566       $ 15,604
  Trade accounts receivable, net............................      153,619        164,923
  Inventories...............................................      101,047        109,970
  Deferred taxes............................................        7,584          8,930
  Other current assets and prepaid expenses.................       24,066         21,788
                                                                 --------       --------
     Total current assets...................................      309,882        321,215
Property, plant and equipment, net..........................      235,262        228,796
Excess of cost over net assets acquired, net................      183,318        190,997
Non-current deferred taxes..................................        5,045          5,232
Other assets................................................       15,806         17,981
                                                                 --------       --------
     Total assets...........................................     $749,313       $764,221
                                                                 ========       ========
            LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Trade accounts payable....................................     $ 39,342       $ 37,187
  Accrued and other liabilities.............................       80,844         85,681
  Accrued compensation and related items....................       43,214         43,836
  Taxes payable.............................................       33,267         33,895
  Deferred taxes............................................       10,486         10,516
  Short-term borrowings and current maturities of long-term
     debt...................................................       56,430         58,201
                                                                 --------       --------
     Total current liabilities..............................      263,583        269,316
Long-term debt..............................................      340,334        320,193
Non-current deferred taxes..................................       25,437         26,332
Other non-current liabilities...............................       91,011        101,984
                                                                 --------       --------
     Total liabilities......................................      720,365        717,825
Minority interest...........................................        3,549          3,492
Shareholders' equity:
  Preferred stock, $0.01 par value per share; authorized
     10,000,000 shares......................................           --             --
  Common stock, $0.01 par value per share; authorized
     125,000,000 shares; issued 38,355,926 shares (excluding
     64,467 shares held in treasury) at September 30, 1998;
     and issued 38,336,014 shares (excluding 64,467 shares
     held in treasury) at December 31, 1997.................          383            384
  Additional paid-in capital................................      284,630        284,787
  Accumulated deficit.......................................     (224,152)      (203,387)
  Accumulated other comprehensive loss......................      (35,462)       (38,880)
                                                                 --------       --------
     Total shareholders' equity.............................       25,399         42,904
Commitments and contingencies...............................
                                                                 --------       --------
     Total liabilities and shareholders' equity.............     $749,313       $764,221
                                                                 ========       ========

  See the accompanying notes to the interim consolidated financial statements

                       METTLER-TOLEDO INTERNATIONAL INC.
                         (FORMERLY "MT INVESTORS INC.")
                 INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
                 NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              SEPTEMBER 30,   SEPTEMBER 30,
                                                                  1997            1998
                                                              -------------   -------------
                                                              (UNAUDITED)      (UNAUDITED)
Net sales...................................................      $633,743        $669,747
Cost of sales...............................................       359,080         374,594
                                                               -----------     -----------
  Gross profit..............................................       274,663         295,153
Research and development....................................        34,494          33,551
Selling, general and administrative.........................       189,594         192,844
Amortization................................................         4,449           5,473
Purchased research and development..........................        29,959           9,976
Interest expense............................................        28,199          17,153
Other charges, net..........................................         7,316           1,606
                                                               -----------     -----------
  Earnings (loss) before taxes, minority interest and
     extraordinary item.....................................       (19,348)         34,550
Provision for taxes.........................................         7,296          13,552
Minority interest...........................................           375             233
                                                               -----------     -----------
  Earnings (loss) before extraordinary item.................       (27,019)         20,765
Extraordinary item -- debt extinguishment...................        (9,552)             --
                                                               -----------     -----------
  Net earnings (loss).......................................      $(36,571)       $ 20,765
                                                               ===========     ===========
Basic earnings (loss) per common share:
  Net earnings (loss) before extraordinary item.............      $  (0.88)       $   0.54
  Extraordinary item........................................         (0.31)             --
                                                               -----------     -----------
  Net earnings (loss).......................................      $  (1.19)       $   0.54
                                                               ===========     ===========
  Weighted average number of common shares..................    30,686,189      38,342,651
Diluted earnings (loss) per common share:
  Net earnings (loss) before extraordinary item.............      $  (0.88)       $   0.51
  Extraordinary item........................................         (0.31)             --
                                                               -----------     -----------
  Net earnings (loss).......................................      $  (1.19)       $   0.51
                                                               ===========     ===========
  Weighted average number of common shares..................    30,686,189      40,619,050

  See the accompanying notes to the interim consolidated financial statements

                       METTLER-TOLEDO INTERNATIONAL INC.
                         (FORMERLY "MT INVESTORS INC.")
            INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                 NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                     COMMON STOCK                                   ACCUMULATED
                                      ALL CLASSES       ADDITIONAL                     OTHER
                                  -------------------    PAID-IN     ACCUMULATED   COMPREHENSIVE
                                    SHARES     AMOUNT    CAPITAL       DEFICIT         LOSS         TOTAL
                                  ----------   ------   ----------   -----------   -------------   --------
Balance at December 31, 1996....   2,438,514    $ 25     $188,084     $(159,046)     $(16,637)     $ 12,426
New issuance of Class A and C
  shares........................       3,857      --          300            --            --           300
Purchase of Class A and C
  treasury stock................      (5,123)     --         (398)           --            --          (398)
Comprehensive loss:
  Net loss......................          --      --           --       (36,571)           --       (36,571)
  Change in currency translation
     adjustment.................          --      --           --            --       (12,018)      (12,018)
                                                                                                   --------
Comprehensive loss..............                                                                    (48,589)
                                  ----------    ----     --------     ---------      --------      --------
Balance at September 30, 1997...   2,437,248    $ 25     $187,986     $(195,617)     $(28,655)     $(36,261)
                                  ==========    ====     ========     =========      ========      ========
Balance at December 31, 1997....  38,336,014    $383     $284,630     $(224,152)     $(35,462)     $ 25,399
Exercise of stock options.......      19,912       1          157            --            --           158
Comprehensive income:
  Net earnings..................          --      --           --        20,765            --        20,765
  Change in currency translation
     adjustment.................          --      --           --            --        (3,418)       (3,418)
                                                                                                   --------
Comprehensive income............                                                                     17,347
                                  ----------    ----     --------     ---------      --------      --------
Balance at September 30, 1998...  38,355,926    $384     $284,787     $(203,387)     $(38,880)     $ 42,904
                                  ==========    ====     ========     =========      ========      ========

  See the accompanying notes to the interim consolidated financial statements

                       METTLER-TOLEDO INTERNATIONAL INC.
                         (FORMERLY "MT INVESTORS INC.")

                 INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

                 NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1998
                                 (IN THOUSANDS)

                                                              SEPTEMBER 30,   SEPTEMBER 30,
                                                                  1997            1998
                                                              -------------   -------------
                                                               (UNAUDITED)     (UNAUDITED)
Cash flows from operating activities:
  Net earnings (loss).......................................    $(36,571)        $20,765
  Adjustments to reconcile net earnings (loss) to net cash
     provided by operating activities:
     Depreciation...........................................      17,784          18,022
     Amortization...........................................       4,449           5,473
     Charges for purchased research and development and cost
      of sales associated with revaluation of inventories...      32,013           9,976
     Extraordinary item-debt extinguishment.................       9,552              --
     Net gain on disposal of long-term assets...............        (126)         (2,495)
     Deferred taxes.........................................      (6,804)           (883)
     Minority interest......................................         375             233
  Increase (decrease) in cash resulting from changes in:
     Trade accounts receivable, net.........................        (920)         (5,681)
     Inventories............................................      (4,715)         (4,170)
     Other current assets...................................      (3,404)          3,040
     Trade accounts payable.................................      (7,344)         (3,468)
     Accruals and other liabilities, net....................      25,987          (2,272)
                                                                --------         -------
       Net cash provided by operating activities............      30,276          38,540
                                                                --------         -------
Cash flows from investing activities:
  Proceeds from sale of property, plant and equipment.......      15,913          15,938
  Purchase of property, plant and equipment.................     (13,299)        (17,348)
  Acquisitions..............................................     (74,908)        (14,945)
  Other investing activities................................      (6,679)           (885)
                                                                --------         -------
       Net cash used in investing activities................     (78,973)        (17,240)
                                                                --------         -------
Cash flows from financing activities:
  Proceeds from borrowings..................................     314,657          20,035
  Repayments of borrowings..................................    (289,392)        (49,513)
  New issuance of shares....................................         300             158
  Purchase of treasury stock................................        (398)             --
                                                                --------         -------
       Net cash provided by (used in) financing
        activities..........................................      25,167         (29,320)
                                                                --------         -------
Effect of exchange rate changes on cash and cash
  equivalents...............................................      (4,008)             58
                                                                --------         -------
Net decrease in cash and cash equivalents...................     (27,538)         (7,962)
Cash and cash equivalents:
  Beginning of period.......................................      60,696          23,566
                                                                --------         -------
  End of period.............................................    $ 33,158         $15,604
                                                                ========         =======

  See the accompanying notes to the interim consolidated financial statements

                       METTLER-TOLEDO INTERNATIONAL INC.
                         (FORMERLY "MT INVESTORS INC.")

             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

1.   BASIS OF PRESENTATION

     Mettler-Toledo International Inc. ("Mettler Toledo" or the "Company"), is a global supplier of precision instruments and is a manufacturer and marketer of weighing instruments for use in laboratory, industrial and food retailing applications. The Company also manufactures and sells certain related analytical and measurement technologies. The Company's manufacturing facilities are located in Switzerland, the United States, Germany, the United Kingdom and China. The Company's principal executive offices are located in Greifensee, Switzerland.

     The accompanying interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America on a basis which reflects the interim consolidated financial statements of the Company. The interim consolidated financial statements have been prepared without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. The interim consolidated financial statements as of September 30, 1998 and for the nine month periods ended September 30, 1997 and 1998 should be read in conjunction with the December 31, 1996 and 1997 consolidated financial statements and the notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

     The accompanying interim consolidated financial statements reflect all adjustments (consisting of only normal recurring adjustments) which, in the opinion of management, are necessary for a fair statement of the results of the interim periods presented. Operating results for the nine months ended September 30, 1998 are not necessarily indicative of the results to be expected for the full year ending December 31, 1998.

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVENTORIES

     Inventories are valued at the lower of cost or market. Cost, which includes direct materials, labor and overhead plus indirect overhead, is determined using either the first in, first out (FIFO) or weighted average cost methods and to a lesser extent the last in, first out (LIFO) method.

     Inventories consisted of the following at December 31, 1997 and September 30, 1998:

                                                              DECEMBER 31,   SEPTEMBER 30,
                                                                  1997           1998
                                                              ------------   -------------
Raw materials and parts.....................................    $ 42,435       $ 42,726
Work in progress............................................      29,746         34,940
Finished goods..............................................      28,968         32,357
                                                                --------       --------
                                                                 101,149        110,023
LIFO reserve................................................        (102)           (53)
                                                                --------       --------
                                                                $101,047       $109,970
                                                                ========       ========

                       METTLER-TOLEDO INTERNATIONAL INC.
                         (FORMERLY "MT INVESTORS INC.")

     NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

EARNINGS (LOSS) PER COMMON SHARE

     Effective December 31, 1997, the Company adopted the Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings per Share." Accordingly, basic and diluted earnings (loss) per common share data for each period presented have been determined in accordance with the provisions of SFAS 128. In accordance with the treasury stock method, the Company has included 2,276,399 and 2,260,600 equivalent shares related to 4,282,718 outstanding options to purchase shares of common stock, as described in Note 11 in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, in the calculation of diluted weighted average number of common shares for the nine month period ended September 30, 1998. Such common stock equivalents were not included in the computation of diluted loss per common share for the period ended September 30, 1997, as the effect is antidilutive. The Company retroactively adjusted its weighted average common shares for the purpose of the basic and diluted loss per common share computations for the 1997 period pursuant to SFAS 128 and Securities and Exchange Commission Staff Accounting Bulletin No. 98 issued in February 1998.

REPORTING COMPREHENSIVE INCOME

     Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income." SFAS 130 requires that changes in the amounts of certain items, including foreign currency translation adjustments, be shown in the financial statements. The Company has displayed comprehensive income and its components in the Interim Consolidated Statements of Shareholders' Equity. Prior year financial statements have been restated to reflect the application of SFAS 130 as required by the standard. The adoption of SFAS 130 did not have a material effect on the Company's consolidated financial statements.

3.   BUSINESS COMBINATION

     In July 1998, the Company acquired Bohdan Automation Inc., a leading supplier of laboratory automation and automated synthesis products. The Company incurred a charge of $10.0 million immediately following the acquisition based upon an independent valuation for purchased research and development costs for products being developed that have not established technological feasibility as of the date of acquisition which, if unsuccessful, have no alternative future use in research and development activities or otherwise. The independent valuation of the purchased research and development costs has been based upon a "stage completion" approach to allocate value associated with the research and development projects between the completed portion and the portion to be completed by the Company. This "stage completion" approach is consistent with recent guidance provided in a letter from the SEC Chief Accountant to the AICPA SEC Regulations Committee. The Company believes the independent valuation for purchased research and development costs was calculated in accordance with Statement of Financial Accounting Standards No. 2, "Accounting for Research and Development Costs," as interpreted by FASB Interpretation No. 4 and recent SEC guidance. The Company expects that the projects underlying these research and development efforts will be substantially complete over the next two years.

4.   FINANCIAL INSTRUMENTS

     The Company has continued to designate certain of its Swiss franc debt as a hedge of its net investments. In this respect, during 1998 the Company has also entered into certain forward contracts maturing in October 1998 to sell SFr 61.4 million (approximately $44.6 million at September 30, 1998). Any changes in the fair value of the forward contracts and the debt are recorded in comprehensive income and offset changes in the translated value of the net investments which they hedge.

                      [This page intentionally left blank]

                      [This page intentionally left blank]

                      [This page intentionally left blank]

   [The inside back cover contains a picture and captions as described below]

Sustained technology leadership


[Photograph of a MonoBloc(TM) weighing sensor]


METTLER TOLEDO'S new MonoBloc(TM) weighing sensor reduces manufacturing costs as well as the time and expense of design changes.

[Mettler-Toledo logotype]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                5,587,000 SHARES



                       METTLER-TOLEDO INTERNATIONAL INC.


                                  COMMON STOCK

                            ------------------------

                                   PROSPECTUS

                            ------------------------

                              MERRILL LYNCH & CO.


                                 BT ALEX. BROWN



                           CREDIT SUISSE FIRST BOSTON



                              GOLDMAN, SACHS & CO.


                               J.P. MORGAN & CO.


                                          , 1999


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


              [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]


                          SUBJECT TO COMPLETION


               PRELIMINARY PROSPECTUS DATED JANUARY 6, 1999

PROSPECTUS


                                5,587,000 SHARES


                       METTLER-TOLEDO INTERNATIONAL INC.
                                  COMMON STOCK

                            -----------------------
                                                                    METTLER.LOGO


       The selling shareholders of Mettler-Toledo International Inc. are offering and selling 5,587,000 shares of common stock. None of our directors, executive officers or employees is selling shares in this offering, and neither we nor they will receive any proceeds from the sale of the shares. The underwriters have agreed to pay certain of our expenses in connection with the
offerings estimated at $          .



       The international managers are offering 1,117,400 shares outside the United States and Canada and the U.S. underwriters are offering 4,469,600 shares in the United States and Canada.



       The common stock trades on the New York Stock Exchange under the symbol "MTD." On January 5, 1999, the last sale price of the common stock as reported on the New York Stock Exchange was $27 1/4 per share.



       INVESTING IN THE COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 13 OF THIS PROSPECTUS.


                            -----------------------


                                                                   Per Share               Total
                                                                   ---------               -----
Public Offering Price......................................            $                     $
Underwriting Discount......................................            $                     $
Proceeds to Selling Shareholders...........................            $                     $



       The international managers may also purchase up to an additional 167,610 shares from the selling shareholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. The U.S. underwriters may similarly purchase up to an aggregate of an additional 670,440 shares from the selling shareholders.


       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


       The shares of common stock will be ready for delivery in New York, New
York on or about           , 1999.

                            -----------------------

MERRILL LYNCH INTERNATIONAL

           BT ALEX. BROWN INTERNATIONAL


                       CREDIT SUISSE FIRST BOSTON


                                 GOLDMAN SACHS INTERNATIONAL


                                          J.P. MORGAN SECURITIES LTD.


                            -----------------------

                The date of this prospectus is           , 1999.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]
                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Summary.....................................................    5
Risk Factors................................................   13
Use of Proceeds.............................................   19
Dividend Policy.............................................   19
Price Range of Common Stock.................................   19
Capitalization..............................................   20
Selected Historical Financial Information...................   20
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   23
Industry....................................................   39
Business....................................................   42
Management..................................................   59
Certain Relationships and Related Transactions..............   64
Principal and Selling Shareholders..........................   65
Description of Credit Agreement.............................   67
Description of Capital Stock................................   69
Shares Eligible for Future Sale.............................   72
Certain United States Federal Tax Considerations for
  Non-United States Holders.................................   73
Underwriting................................................   76
Legal Matters...............................................   79
Independent Auditors........................................   79
Where You Can Find More Information.........................   79
Incorporation of Certain Documents by Reference.............   80
Index to Consolidated Financial Statements..................  F-1


                           -------------------------

                           FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements based on our current expectations and projections about future events. These forward-looking statements are subject to a number of risks and uncertainties which could cause our actual results to differ materially from historical results or those anticipated and certain of which are beyond our control. The words "believe," "expect," "anticipate" and similar expressions identify forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. See "Risk
Factors -- Forward-Looking Statements and Associated Risks" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."
                           -------------------------

     Mettler-Toledo(R), Mettler(R), Ingold(R), Garvens(R), Ohaus(R), DeltaRange(R), DigiTol(R), Mentor SC(R), PILAR(R), Safeline(R), Spider(R), TrimWeigh(R) and TRUCKMATE(R) are our registered trademarks and MonoBloc(TM), MultiRange(TM), Signature(TM) and Powerphase(TM) are our trademarks.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

                                  UNDERWRITING


     Merrill Lynch International, BT Alex. Brown International, a division of Bankers Trust International PLC, Credit Suisse First Boston (Europe) Limited, Goldman Sachs International and J.P. Morgan Securities Ltd. are acting as the international managers (the "International Managers") for the international offering. Subject to the terms and conditions set forth in an international purchase agreement (the "International Purchase Agreement") among the Company, the selling shareholders and the International Managers, and concurrently with the sale of 4,469,600 shares of common stock to the U.S. Underwriters (as defined below), the selling shareholders have agreed to sell to the International Managers, and each of the International Managers severally and not jointly has agreed to purchase from the selling shareholders the number of shares of common stock set forth opposite its name below.



INTERNATIONAL MANAGER                                         NUMBER OF SHARES
---------------------                                         ----------------
Merrill Lynch International.................................
BT Alex. Brown International,
    a division of Bankers Trust International PLC...........
Credit Suisse First Boston (Europe) Limited.................
Goldman Sachs International.................................
J.P. Morgan Securities Ltd..................................
                                                                 ---------
             Total..........................................     1,117,400
                                                                 =========



     The Company and the selling shareholders have also entered into a U.S. purchase agreement (the "U.S. Purchase Agreement") with Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), BT Alex. Brown Incorporated, Credit Suisse First Boston Corporation, Goldman, Sachs & Co. and J.P. Morgan Securities Inc. in the United States and Canada (the "U.S. Underwriters" and, together with the International Managers, the "Underwriters"). Subject to the terms and conditions set forth in the U.S. Purchase Agreement, and concurrently with the sale of 1,117,400 shares of common stock to the International Managers pursuant to the International Purchase Agreement, the selling shareholders have agreed to sell to the U.S. Underwriters, and the U.S. Underwriters severally have agreed to purchase from the selling shareholders, an aggregate of 4,469,600 shares of common stock. The initial public offering price per share and the total underwriting discount per share of common stock are identical under the International Purchase Agreement and the U.S. Purchase Agreement.



     In the International Purchase Agreement and the U.S. Purchase Agreement, the several International Managers and the several U.S. Underwriters, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of common stock being sold pursuant to each such agreement if any of the shares of common stock being sold pursuant to such agreement are purchased. Under certain circumstances, under the International Purchase Agreement and the U.S. Purchase Agreement, the commitments of nondefaulting Underwriters may be increased. The closings with respect to the sale of shares of common stock to be purchased by the International Managers and the U.S. Underwriters are conditioned upon one another.



     The Lead Managers have advised the Company and the selling shareholders that the International Managers propose initially to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus, and to certain dealers at such price less a concession
not in excess of $          per share of common stock. The International
Managers may allow, and such dealers may reallow, a discount not in excess of
$          per share of common stock on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.



     The selling shareholders also have granted options to the International Managers, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of 167,610 additional shares of common stock at the initial public offering price set forth on the cover page of this prospectus, less the

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]



underwriting discount. The International Managers may exercise these options solely to cover over-allotments, if any, made on the sale of the common stock offered hereby. To the extent that the International Managers exercise these options, each International Manager will be obligated, subject to certain conditions, to purchase a number of additional shares of common stock proportionate to such International Manager's initial amount reflected in the foregoing table. The selling shareholders also have granted options to the U.S. Underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of 670,440 additional shares of common stock to cover over-allotments, if any, on terms similar to those granted to the International Managers.


     The following table shows the per share and total underwriting discounts and commissions to be paid by the selling shareholders to the Underwriters. This information is presented assuming either no exercise or full exercise by the Underwriters of their over-allotment options.


                                                             PER SHARE   WITHOUT OPTION   WITH OPTION
                                                             ---------   --------------   -----------
     Public Offering Price.................................     $            $                $
     Underwriting Discount.................................     $            $                $
     Proceeds to Selling Stockholders......................     $            $                $


     The Underwriters have agreed to pay certain expenses of the Company
incurred in connection with the offerings estimated at $          .

     The shares of common stock are being offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.


     The Company, the Company's executive officers and directors and the selling shareholders, who will collectively hold, after the offerings, 4,811,001 shares of common stock (assuming no exercise of the Underwriters' over-allotment options) will agree, subject to certain exceptions, not to directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares of common stock or securities convertible into or exchangeable or exercisable for common stock or file a registration statement under the Securities Act with respect to the foregoing or (ii) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of the common stock whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch on behalf of the Underwriters for a period of 90 days after the date of this prospectus. Certain other shareholders, who collectively hold a total of 3,330,863 shares, have similarly agreed not to dispose of or transfer shares without the Company's consent until March 1, 1999. See "Shares Eligible for Future Sale."


     The International Managers and the U.S. Underwriters have entered into an intersyndicate agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the International Managers and the U.S. Underwriters are permitted to sell shares of common stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of common stock will not offer to sell or sell shares of common stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the International Managers and any dealer to whom they sell shares of common stock will not offer to sell or sell shares of common stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]


     The Company and the selling shareholders have agreed to indemnify the International Managers and the U.S. Underwriters against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the U.S. Underwriters and the International Managers may be required to make in respect thereof.

     Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the common stock. As an exception to these rules, the U.S. Underwriters are permitted to engage in certain transactions that stabilize the price of the common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock.


     If the Underwriters create a short position in the common stock in connection with the offerings, i.e., if they sell more shares of common stock than are set forth on the cover page of this prospectus, the U.S. Underwriters may reduce that short position by purchasing common stock in the open market. The U.S. Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment options described above.



     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.


     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither the Company nor any of the Underwriters makes any representation that the U.S. Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     Each International Manager has agreed that (i) it has not offered or sold and, prior to the expiration of the period of six months from the closing date, will not offer or sell any shares of common stock to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of common stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996, as amended, or is a person to whom such document may otherwise lawfully be issued or passed on.

     No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of common stock, or the possession, circulation or distribution of this prospectus or any other material relating to the Company, the selling shareholders or shares of common stock in any jurisdiction where action for that purpose is required. Accordingly, the shares of common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the shares of common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

     Purchasers of the shares offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.


     The Underwriters have from time to time provided investment banking financial advisory services to the Company and AEA Investors and its affiliates, for which they have received customary compensation, and may continue to do so in the future. Merrill Lynch served as lead manager and Credit Suisse First

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]



Boston Corporation served as co-manager of the offering of subordinated notes of the Company in October 1996, Merrill Lynch served as the Arranger and Documentation Agent and an affiliate of Credit Suisse First Boston Corporation served as co-agent in connection with the Company's previous credit facility and the credit agreement for which they received customary compensation. An affiliate of Credit Suisse First Boston Corporation and Merrill Lynch and its affiliates were lenders under the Company's previous credit facility and are lenders under the credit agreement. Merrill Lynch, BT Alex. Brown Incorporated, Credit Suisse First Boston Corporation and Goldman, Sachs & Co. and certain of their affiliates acted as underwriters in connection with the Company's IPO and June 1998 secondary offering.



                                 LEGAL MATTERS



     Certain legal matters with respect to the validity of the common stock offered hereby will be passed upon for the Company by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), London, England. Certain legal matters relating to the offerings will be passed upon for the Underwriters by Debevoise & Plimpton, New York, New York. Certain partners of Fried, Frank, Harris, Shriver & Jacobson own common stock of the Company.



                              INDEPENDENT AUDITORS



     The consolidated financial statements of Mettler-Toledo International Inc. and subsidiaries (as defined in Note 1 to the audited consolidated financial statements included as part of this prospectus) as of December 31, 1996 and 1997 and for the year ended December 31, 1995, for the period January 1, 1996 to October 14, 1996, for the period October 15, 1996 to December 31, 1996 and for the year ended December 31, 1997, included herein and incorporated in this prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1997, have been audited by KPMG Fides Peat, independent auditors, as set forth in their reports appearing elsewhere and have been so included and incorporated in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.



                      WHERE YOU CAN FIND MORE INFORMATION



     We have filed with the U.S. Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 with respect to the common stock offered hereby under the Securities Act. This prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are omitted as permitted by the rules and regulations of the Commission. For further information pertaining to Mettler-Toledo and the common stock offered hereby, please see the Registration Statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part thereof. Statements contained in this prospectus regarding the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.



     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, we file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information, as well as the Registration Statement and the exhibits and schedules thereto, may be inspected, without charge, at the public reference facility maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained from the Public

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]



Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such materials can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 or on the Commission's site on the Internet at http://www.sec.gov. You can call the SEC at 1-800-SEC-0330 for further information on its public reference facilities.



                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE



     The following documents filed by the Company with the Commission pursuant to the Exchange Act (File No. 0-22493) are incorporated herein by reference:



          (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1997, as amended by Amendment No. 1 to the Company's Annual Report on Form 10K, filed December 23, 1998;



          (2) The Company's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1998, June 30, 1998 and September 30, 1998; and



          (3) The description of the common stock contained in the Company's Registration Statement on Form 8-A, as amended, filed with the Commission on December 16, 1997, which incorporates by reference the description of the Company's common stock contained in its Registration Statement, as amended, on Form S-1 (Reg. No. 333-35597) filed with the Commission on November 10, 1997.



     All other documents filed by the Company with the Commission pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of these offerings shall be deemed to be incorporated by reference herein and to be a part hereof from the respective dates of the filing of such reports and documents.



     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.



     Upon request, we will provide without charge to any person to whom this prospectus is delivered, a copy of any and all information incorporated by reference in this prospectus, other than exhibits to such information (unless such exhibits are specifically incorporated by reference in such documents). If you wish to request information that has been incorporated by reference, please direct your request to William P. Donnelly, Mettler-Toledo International Inc., Im Langacher, P.O. Box MT-100, CH-8606 Greifensee, Switzerland (telephone 011-41-1-944-22-11).

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                5,587,000 SHARES



                       METTLER-TOLEDO INTERNATIONAL INC.


                                  COMMON STOCK

                            -----------------------

                                   PROSPECTUS

                            -----------------------


                          MERRILL LYNCH INTERNATIONAL



                          BT ALEX. BROWN INTERNATIONAL



                           CREDIT SUISSE FIRST BOSTON



                          GOLDMAN SACHS INTERNATIONAL


                          J.P. MORGAN SECURITIES LTD.


                                          , 1999

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

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION*

     The following table shows the expenses, other than underwriting discounts and commissions, to be incurred by the Company in connection with the sale and distribution of securities being registered by the Company.


SEC Registration Fee........................................  $ 40,868
NASD Filing Fee.............................................    15,201
Blue Sky Fees and Expenses..................................     5,000
Legal Fees and Expenses.....................................   300,000
Accounting Fees and Expenses................................    50,000
Printing Expenses...........................................   200,000
Miscellaneous Expenses......................................   213,931
                                                              --------
  Total.....................................................  $825,000
                                                              ========


* Except for the SEC registration fee and the NASD Filing Fee, all of the foregoing expenses have been estimated.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company, as a Delaware corporation, is empowered by Section 145 of the Delaware General Corporation Law (DGCL), subject to the procedures and limitations stated therein, to indemnify any person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding in which such person is made or threatened to be made a party by reason of his being or having been a director, officer, employee or agent of the Company or his serving at the request of the Company as a director, officer, employee or agent of another company or other entity. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise. The Amended By-laws provide for indemnification by the Company of its directors and officers to the full extent authorized by the DGCL. Pursuant to
Section 145 of the DGCL, the Company has purchased insurance on behalf of its present and former directors and officers against liabilities asserted against and incurred by them in such capacity or arising out of their status as such.

     Pursuant to specific authority granted by Section 102 of the DGCL, the Amended and Restated Certificate of Incorporation contains the following provision regarding indemnification of directors:

          "To the fullest extent permitted by the Delaware General Corporation Law as the same exists or may hereafter be amended, a Director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director."

     The Amended By-laws contain the following provision regarding indemnification of directors and officers:

          "The Corporation shall indemnify to the full extent authorized by law any person made or threatened to be made a party to an action, suit or proceeding, whether criminal, civil administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director, officer, employee or agent of the Corporation or is or was serving, at the request of the Corporation, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise."

     The Company has entered into agreements to provide indemnification for their directors and certain officers in addition to the indemnification provided for in the Amended and Restated Certificate of Incorporation and Amended By-laws. These agreements, among other things, indemnify the directors, to the fullest extent provided by Delaware law, for certain expenses (including attorneys' fees), losses, claims, liabilities, judgments, fines and settlement amounts incurred by such indemnitee in any action or proceeding, including any action by or in the right of the Company, on account of services as a director or officer of any affiliate of the Company, or as a director or officer of any other company or enterprise that the indemnitee provides services to at the request of the Company.

     The Company has agreed to indemnify employees of AEA Investors who serve as directors of the Company.


ITEM 16.  EXHIBITS


EXHIBIT
NUMBER   DESCRIPTION
-------  -----------
1.1      --   Form of U.S. Purchase Agreement.
1.2      --   Form of International Purchase Agreement.
2.1      --   Stock Purchase Agreement between AEA-MT Inc., AG fur
              Prazisionsinstrumente and Ciba-Geigy AG, as amended (Filed as Exhibit 2.1 to the Registration Statement, as amended, on
              Form S-1, of the Company (Reg. No. 33-09621) and
              incorporated herein by reference).
2.2      --   Share Sale and Purchase Agreement relating to the
              acquisition of the entire issued share capital of Safeline
              Limited (Filed as Exhibit 2 to the Current Report on Form
              8-K of Mettler-Toledo Holding Inc. dated June 3, 1997 and
              incorporated herein by reference).
4.3      --   Specimen Form of the Company's Common Stock Certificate
              Filed as Exhibit 4.3 to the Registration Statement, as
              amended, on Form S-1 of the Company (Reg. No. 333-35597) and incorporated herein by reference).
5.1      --   Opinion of Fried, Frank, Harris, Shriver & Jacobson, counsel to the Company, as to the legality of the securities being registered.
23.1     --   Consent of Fried, Frank, Harris, Shriver & Jacobson
              (included in Exhibit 5.1).
23.2     --   Consent of KPMG Fides Peat, independent auditors.
24.1**   --   Powers of Attorney.

---------------


** Previously filed



ITEM 17.  UNDERTAKINGS


     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

          (4) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on the 6th day of January, 1999.


                                          METTLER-TOLEDO INTERNATIONAL INC.

                                          By:    /s/ WILLIAM P. DONNELLY

                                            ------------------------------------
                                                    William P. Donnelly
                                             Vice President and Chief Financial
                                                           Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


               SIGNATURE                                     TITLE                            DATE
               ---------                                     -----                            ----

                   *                       President and Chief Executive Officer         January 6, 1999
---------------------------------------    (Principal Executive Officer), Chairman of
           Robert F. Spoerry               the Board

        /s/ WILLIAM P. DONNELLY            Vice President and Chief Financial Officer    January 6, 1999
---------------------------------------
          William P. Donnelly

                   *                       Director                                      January 6, 1999
---------------------------------------
            Philip Caldwell

                   *                       Director                                      January 6, 1999
---------------------------------------
           Reginald H. Jones

                   *                       Director                                      January 6, 1999
---------------------------------------
           John D. Macomber

                   *                       Director                                      January 6, 1999
---------------------------------------
          Laurence Z. Y. Moh

                   *                       Director                                      January 6, 1999
---------------------------------------
           Thomas P. Salice

     *By: /s/ WILLIAM P. DONNELLY
  ----------------------------------
          William P. Donnelly
           Attorney-In-Fact

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER    DESCRIPTION
-------   -----------
1.1       --   Form of U.S. Purchase Agreement.
1.2       --   Form of International Purchase Agreement.
2.1       --   Stock Purchase Agreement between AEA-MT Inc., AG fur
               Prazisionsinstrumente and Ciba-Geigy AG, as amended (Filed as Exhibit 2.1 to the Registration Statement, as amended, on
               Form S-1, of the Company (Reg. No. 33-09621) and
               incorporated herein by reference).
2.2       --   Share Sale and Purchase Agreement relating to the
               acquisition of the entire issued share capital of Safeline
               Limited (Filed as Exhibit 2 to the Current Report on Form
               8-K of Meter-Toledo Holding Inc. dated June 3, 1997 and
               incorporated herein by reference).
4.3       --   Specimen Form of the Company's Common Stock Certificate
               Filed as Exhibit 4.3 to the Registration Statement, as
               amended, on Form S-1 of the Company (Reg. No. 333-35597) and incorporated herein by reference).
5.1       --   Opinion of Fried, Frank, Harris, Shriver & Jacobson, counsel to the Company, as to the legality of the securities being registered.
23.1      --   Consent of Fried, Frank, Harris, Shriver & Jacobson
               (included in Exhibit 5.1).
23.2      --   Consent of KPMG Fides Peat, independent auditors.
24.1**    --   Powers of Attorney.

---------------


** Previously filed